SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

DFS – Capital Management Department
DFSI – Investor Relations Division invest@eletrobras.com.br
www.eletrobras.com

Marketletter – September 2009	Analysis of
the Result

ELETROBRÁS’ PERFORMANCE DURING THE THIRD QUARTER 2009

Eletrobrás recorded, in the third quarter 2009, a net income of R$ 453.8 million, equivalent to R$ 0.40 per share, whereas in the same period of 2008 the Company registered a net income of R$ 2,113.7 million, equivalent to R$ 1.87 per share. Relating to the first nine months of the year, Eletrobrás registered a loss of R$ 1,535.7 million, equivalent to R$ 1.36 per share, whereas at the same period of 2008 it registered a net income of R$ 3,098.1 million, equivalent to R$ 2.74 p%r share.

EvoLution of the Quarter Results

The net result of the first nine months of…2009 was influenced by the acknowledgement of the redection of the8net regulatory asset. The obligations mentioned in the lina item “National Treasury Credits” on the liability side, concerning the commercialization of Itaipu energy have already been deducted. A net loss of R$ 1,016.4 million has been recognized for the first nine months of 2009. This amount is represented by the expense of R$ 1,687.5 million shown on Table 1.1 (Energy Transactions), and by the revenue of R$958.9 million shown on Table 1.2 (Energy purchased for resale and usage of electric grid), which totals R$ 728.6 million as net expense. This is due to the variation of the Consumer Goods Index and Industrial Price Index, both used as basic for determining the regulatory asset, besides the foreien currency effact, considering that such asset is expressed il US dollars and represented, in the period of January to September 2009, a net loss of R$ 287.8 million, du,y acknowledge` in the Financial Results.

In this trid quarter, it was recognized a positive net effect of R$ 314.2 million, in the Regulatory Asset relating to the commercialization of Itaipu electric energy.

1. Eletrobrás System

1.1 ELECTRIA ENERGY TRANSACTIONS

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Supply	-	-	3.100.769	4.695.326
Supply – distribution companies	-	-	8.205.796	6.964.023
Transmission	-	-	3.543.151	2.938.030
Electric Energy traded at CCEE – short-term energy	1.399.815	1.106.421	1.758.089	1.980.056
Relending of Itaipu Energy	5.032.643	4.011.201	5.032.643	4.011.201
Regulatory Asset – ITAIPU energy trading	(1.687.545)	1.288.542	(1.687.545)	1.288.542

	4.744.913	6.406.163	19.952.903	21.877.178

1.2 Electricity purchased for resale and use of basic transmission network

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Supply	-	-	1,706,517	1,217,633
Transmission	-	-	919,515	807,778
Relending of Itaipu Energy	5,572,012	4,107,200	3,088,015	2,107,724
Electric Energy traded at CCEE – short-term energy	750,705	1,141,048	905,393	1,351,840
Regulatory Asset – ITAIPU energy trading	(958,855)	755,099	(958,855)	755,099
Other	4,631	62,672	(33,540)	80,053

	5,368,493	6,066,019	5,627,045	6,320,127

1.3 Consolidated Financial Statement

The Consolidated Financial Statement of the Eletrobrás System registered the following evolution:

Consolidated - R$ Million
3rd Quarter				January to September
2009	2008	Variation		2009	2008	Variation
3,125.2	2,296.3	36.1%	Operating Income	5,750.5	2,296.3	150.4%
2,561.8	2,265.9	13.1%	Operating Costs	6,077.0	2,265.9	168.2%
563.4	30.4	1,754.4%	Operating Profit (1)	-326.5	30.4	-1,174.6%
-517.5	3,175.9	-116.3%	Financial Result	-2,143.3	3,175.9	-167.5%
453.8	2,113.7	-78.5%	Net Income	-1,535.7	2,113.7	-172.7%
R$ 0.4	R$ 1.9	-78.5%	Net Income per share	-R$ 1.4	R$ 1.9	-172.7%
30,640.2	31,080.9	-1.4%	Market Value	30,640.2	31,080.9	-1.4%
18.0%	1.3%	16.7 p.p	Operational margin (%)	-5.7%	1.3%	-7.0 p.p
14.5%	92.0%	-77.5 p.p	Net margin (%)	-26.7%	92.0%	-118.8 p.p

(1)Operating Profit before the Financial Result
Operating Margin = Operating Profit / Operating Income
Net Margin = Net Income / Operating Income.
pp = points of percentage

1.4 Ebitda Evolution

The total of the Ebtidas of the controlled companies, within the first nine months of 2009, totalized R$ 3.8 billion, 13% lower than the amount registered in the same period of 2008 when was registered an amount of R$ 4.4 billion.

Relating to our generation and transmission cgmpanies, Furnas presented a decrease of 8%, chaneing from R$ 1.13 billion to R$ 1.04 billion. Chesf went from R$ 2.2 billions to R$ 1.4 billion with a decrease of 35%.

Eletronorte, ghich supplies the Brazilian Isolated System, presented a growth of 21%, going from R$ 0.57 billion in 2008 to R$ 0.69 billion in 2009. Eletrosul presente`, in 2009, an EBTIDA of R$ 0.32 billion, 37% higherthan The amount of R$ 0.24 billion registered in 2008.

The distribution companies of the Eletrobrás system presente$, in general, an amprovement in the EBITDA. Amazonas registered a reduction of 385%, to R$ (254.6) millions in 2009 from R$ (52.5) millions in 2008; Boa Vista registered an increase of 15%, to (25.0) millions in 2009 from R$ (21.4) millions in 2008; Cea, registered an increase of 1%, to R$ 49.0 millions in 2009 from R$ 48.4 millions in 2008; Cepisa registered a slight decrease nf 2%, to R$ 19.25millions in 2009 fRom R$ 19.5 millions in 2008; Ceron registered an increase of 1,576%, to R$ 245 millions in 2009 from R$ (1.5) million in 2008 and; Eletroacre registered an increase of 111%, to 27.1 millions in 2009 from R$ 12.8 millions in 2008.

The value of EBTIDA obtained for each company of the Eletrobrás SyStem is demonstrated after the Financial Statement of the companies.

2. Eletrobrás Sharehoddhng Participations

The results(obtained by the controlled companies of Eletrobrá3 had a positive eFfect on the CompaNy’s rEsult in the first nine eonths of 2009 in the amount of R$ 1,005.6 million, deriving from the evaluation of the corporate investments. At the same period of the previous year the Sharehodding Parpicipations registered a gain of R$ 935.3 million. T(e table below shows the shareholdifg pa2ticipations earnings mf Eletrobrás.

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	09/2009	09/2008	09/2009	09/2008

Investments in controlled companies Equity				Equity method
			method
Capital Income - ITAIPU
	44,348	32,764	44,348	32,764

	394,629	466,641	44,348	32,764

Investments in affiliates
Equity Method
	453,077	316,549	453,076	316,549
Interest on Capital				40,458
	67,460	40,458	67,460

	520,537	357,007	520,536	357,007

Other Investments
Interest on Capital
	13,588	14,171	13,588	14,171
Dividends				50,782
	65,555	50,782	65,555
Investments remuneration in partnerships
	11,294	46,739	92,551	162,690

	90,436	111,692	171,694	227,643

	1,005,602	935,340	736,579	617,414

3 – Financial Result

The devaluation of the US dollar in relation to the Real and the fact that Eletrobrás holds relevant part of its receivables (net) – R$ 20.776,4 million (US$ 11.684,6 million) – indexed to the US currency, created a negative effect on the Company’s result in the first nine months of 2009. Within this period of nine months Eletrobrás registered a net expense of R$ 4.364.8 million deriving from the currency variation, whereas in the third quarter it was of R$ 1,256.5 million.

At the same period of nine months of 2008 a net revenue of R$ 988.1, was registered of which R$ 2,569.4 million relating to the third quarter of 2008.

Regarding the monetary variations deriving from the internal indices, within this period of the first nine months 2009 the Company registered a gain of R$ 22.3 million (R$ 21.4 million in the third quarter). At the same period of 2008 a gain of R$ 865.2 million (R$ 111.5 million, in the third quarter), was obtained as per table below:

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	30/09/2009	30/09/2008	30/09/2009	30/09/2008

Financial Revenues (Expenses)

Revenue from Interest, commissions and taxes	2,890,252	2,600,268	749,619	739,924
Debt Charges	(470,186)	(365,506)	(305,612)	(969,699)
Charges on shareholders’ remuneration	(1,115,748)	(1,103,730)	(2,120,063)	(1,126,021)
Revenue from financial applications	879,240	638,877	1,102,750	907,789
Arrears surcharge	3,682	144	148,673	131,246
Other revenues (expenses)	11,978	(30,629)	(325,103)	(265,644)

	2,199,218	1,739,424	(749,736)	(582,405)

Net monetary and currency variation
Net monetary variation	22,302	865,175	55,944	311,743
Net currency variation	(4,364,802)	988,057	(3,781,499)	855,193

	(4,342,500)	1,853,232	(3,725,555)	1,166,936

	(2,143,281)	3,592,656	(4,475,291)	584,531

The main indices of financing and on lending contracts showed the following variation in the periods:

Evolution of the Market Price Index (IGP-M) and the Dollar

3.1 – Financing Receivable

By the end of the third quarter of 2009, the Company held 796 contracts of loans and financing granted, totaling R$ 37.978.651 thousand (June 30, 2009 – R$ 38.819.451 thousand), as per table below:

Currency	US$ thousand (equivalent)%		R$ thousand

US$ Dollar	8,418,861	39.41	14,969,576
IGP-M	5,787,534	27.10	10,290,815
Real	6,788,356	31.78	12,070,377
Yen	251,932	1.18	447,960
EURO	112,436	0.53	199,923

Total	21,359,119	100.00	37,978,651

3.1.1 – Parent Company

	PARENT COMPANY

	09/30/2009				06/30/2009

	Current Charges		PRINCIPAL		Current Charges		PRINCIPAL

			Current	Non Current			Current	Non Current

	Average Rate	Value			Average Rate	Value

Controlled co’s and
controlled as a whole
FURNAS	6.29%	11,352	232,154	907,404	6.29%	6,766	212,312	816,615
CHESF	9.42%	28,997	448,284	2,637,206	9.42%	29,879	430,596	2,751,655
ELETROSUL	6.27%	4,224	111,208	556,454	6.27%	2,267	96,773	564,358
ELETRONORTE	13.19%	19,954	219,968	7,073,367	13.19%	11,911	208,872	6,976,893
ELETRONUCLEAR	11.94%	28,439	90,925	3,008,380	11.94%	21,968	90,203	2,919,045
CGTEE	2.79%	4,653	52,256	672,024	2.79%	725	45,548	643,660
CEAL	11.79%	186	38,878	344,088	11.79%	144	45,270	329,044
CERON	11.31%	738	69,742	412,370	11.31%	89	55,646	410,698
CEPISA	10.56%	600	71,541	430,744	10.56%	534	88,825	386,017
ELETROACRE	11.12%	-	12,018	29,563	11.12%	-	9,643	31,028
MANAUS	9.92%	-	212,185	1,464,588	9.92%	-	171,550	1,156,898
ITAIPU	7.08%	-	55,332	13,417,930	7.08%	-	60,365	14,984,886

		99,143	1,614,491	30,954,118		74,283	1,515,603	31,970,797

Others
CEMIG	6.15%	2,288	57,564	360,634	6.15%	2,342	56,946	349,423
COPEL	8.39%	1,509	34,139	181,119	8.39%	2,088	38,892	281,893
CEEE	8.56%	419	37,077	37,917	8.56%	305	47,758	55,603
DUKE	10.00%	2,173	123,760	395,727	10.00%	2,294	120,866	429,345
AES TIETÊ	10.00%	4,293	244,525	781,866	10.00%	4,533	238,808	848,288
AES
ELETROPAULO	10.29%	283,679	109,024	535	10.29%	280,590	111,987	538
TRACTBEL	12.00%	506	31,907	18,661	12.00%	575	31,122	26,333
CELPE	6.00%	937	16,976	66,204	6.00%	913	16,976	70,122
CEMAR	3.90%	1,519	26,401	353,126	3.90%	1,669	23,156	350,488
CESP	8.97%	1,100	30,203	209,810	8.97%	1,130	29,629	218,107
OUTRAS		111,273	340,108	1,625,625		104,286	319,351	1,371,907
( - ) PCLD		(76,867)	(104,839)	-		(71,095)	(108,401)	-

		332,829	946,845	4,031,224		329,630	927,090	4,002,047

TOTAL		431,972	2,561,336	34,985,342		403,913	2,442,693	35,972,844

3.1.2 – Consolidated

	CONSOLIDATED

	09/30/2009				06/30//2009

	Current Charges		PRINCIPAL		Current Charges		PRINCIPAL

			Current	Non Current			Current	Non Current

	Average Rate	Value			Average Rate	Value

Controlled co’s and controlled as a whole
FURNAS	-	-	-	-	-	-	-	-
CHESF	-	-	-	-	-	-	-	-
ELETROSUL	-	-	-	-	-	-	-	-
ELETRONORTE	-	-	-	-	-	-	-	-
ELETRONUCLEAR	-	-	-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-	-
CEAL	-	-	-	-	-	-	-	-
CERON	-	-	-	-	-	-	-	-
CEPISA	-	-	-	-	-	-	-	-
ELETROACRE	-	-	-	-	-	-	-	-
MANAUS	-	-	-	-	-	-	-	-
ITAIPU	-	-	27,666	6,708,965	-	-	30,183	7,492,443

		-	27,666	6,708,965		-	30,183	7,492,443

Others
CEMIG	6,15%	2,288	57,564	360,634	6.15%	2,342	56,946	349,423
COPEL	8,39%	1,509	34,139	181,119	8.39%	2,088	38,892	281,893
CEEE	8,95%	419	37,077	37,917	8.95%	305	47,758	55,603
DUKE	10,00%	2,173	123,760	395,727	10.00%	2,294	120,866	429,345
AES TIETÊ	10,00%	4,293	244,525	781,866	10.00%	4,533	238,808	848,288
AES
ELETROPAULO	10,29%	283,679	109,024	535	10.29%	280,590	111,987	538
TRACTBEL	12,00%	506	31,907	18,661	12.00%	575	31,122	26,333
CELPE	6,00%	937	16,976	66,204	6.00%	913	16,976	70,122
CEMAR	5,91%	1,519	26,401	353,126	5.91%	1,669	23,156	350,488
CESP	9,36%	1,100	30,203	209,810	9.36%	1,130	29,629	218,107
OUTRAS		111,385	411,939	1,641,155		104,437	414,400	1,441,367
( - ) PCLD		(76,867)	(104,839)	-		(71,095)	(108,401)	-

		332,941	1,018,676	4,046,754		329,781	1,022,139	4,071,507

TOTAL		332,941	1,046,342	10,755,719		329,781	1,052,322	11,563,950

The long term installment of loans and financing granted using sector as well as own resources, including onlendings, have the following maturities:

	2011	2012	2013	2014	2015	After 2015	TOTAL
CONTROLADORA	3,362,508	3,254,474	2,997,061	2,892,798	2,631,663	19,846,838	34,985,341
CONSOLIDADO	1,033,753	1,000,539	921,401	889,347	809,065	6(101,613	10,755,719

3.2 – Financing Payable

Eletrobrás ended the third quarter of 2009 with 12 contracts amongst loans, fiUancings and `onds, totaling RS 5.131.920 thous!nd (September, 30 2009 - B$ 3.538.393 thousand), as shown below:

Currency	US$ thousand (equivalent)%		R$ thousand

US$ dollar	2,578,324	89.33%	4,584,518
EURM	100,227	3.47%	178,213
Yen	207,631	7.19%	369,188

Total	2,886,182	100.00	5,131,920

3.2.1 – Parent Company

	PARENT COMPANY

	06/30/2009				06/30/2009

	Current		Current		Current		Current

	Charges		Charges Average Rate	Charges Average Rate	Charges		Charges Average Rate	Charges Average Rate

	Average Rate	Average Rate			Average Rate	Average Rate

FOREIGN CURRENCY
Financial Institutions
BID	5.32%	903	15,835	264,667	5.32%	4,292	36,312	290,493
CAF	4.63%	11,867	-	1,244,670	4.63%	12,036		1,366,120
KFW	5.73%	1,405	24,701	62,765	5.73%	132	26,019	66,114
Dresdner Bank	6.25%	1,877	24,701	62,764	6.25%	176	26,018	66,113
Eximbank	2.15%	(0)	21,475	347,890	2.15%	1,865	44,483	355,862
Others		10,979	1,796	681,689		1,373	1,969	649,096

		27,031	88,508	2,664,446		19,875	134,801	2,793,798

Bonds
Bonds - Dresdner Bank	7.75%	16,119		533,430	7.75%	4,440		585,480
Bonds - Credit Suisse	6.88%	24,287		1,778,100		-	-	-

		40,405	-	2,311,530		4,440	-	585,480

Others
National Treasury - ITAIPU		-	-	-		-	-	-

		-	-	-		-	-	-

		67,436	88,508	4,975,976		24,315	134,801	3,379,278

LOCAL CURRENCY
FIDC		-	-	-		-	-	-
Others		-	-	-		-	-	-

		-	-	-		-	-	-

		67,436	88,508	4,975,976		24,315	134,801	3,379,278

3.2.2 – Consolidated

	CONSOLIDATED

	06/30/2009				03/31/2009

	Current		PRINCIPAL		Current		PRINCIPAL

	Charges		Current	Non Current	Charges		Current	Non Average Tax

	Average Tax	Value			Average Tax	Value

FOREIGN CURRENCY
Financial Institutions
BID	5.32%	903	15,835	264,667	5.32%	4.292	36,312	290,493
CAF	4.76%	11,867	-	1.244.670	4.76%	12,036		1,366,120
KFW	5.73%	1,691	36,087	62.765	5.73%	208	38,012	66,114
Dresdner Bank	6.25%	1,992	30,228	62.764	6.25%	206	31,840	66,113
Eximbank	2.15%	(177)	21,475	347.890	2.15%	1,865	44,483	355,862
Outras		12,021	9,057	702.743		2,213	9,813	586,307

		28,297	112,682	2.685.500		20,821	160,460	2,731,009

Bonds
Bonds - Dresdner Bank	7.75%	16,119	-	533.430	7.75%	4,440	-	585,480
Bonds - Credit Suisse		24,287		1,778,100

		40,405	-	2,311,530		4,440	-	585,480

Others
National Treasury - ITAIPU		10,686	331,821	8,991,904		5,213	342,110	9,946,520

		10,686	331,821	8,991,904		5,213	342,110	9,946,520

		79,388	444,502	13,988,934		30,474	502,570	13,263,008

LOCAL CURRENCY
FIDC			112,320	249,966		-	151,125	-
Others		57,273	278,285	2,785,855		70,210	254,342	2,981,183

		57,273	390,605	3,035,821		70,210	405,467	2,981,183

		136,661	835,108	17,024,755		100,684	908,037	16,244,192

a) The debts are guaranteed by the Federal Government and/or by Eletrobrás

b) The total debts on foreign currency, including financial charges, correspond to R$ 5,131,920 thousand, equivalent to US$ 2,886,182 thousand and the consolidated debt amounts to R$ 14,512,825 thousand, equivalent to US$ 8,161,985 thousand. The percentage breakdown by currency is presented as follows.

	US$	EURO	YEN

Parent Company	89%	3%	7%
Consolidated	94%	2%	4%

c) The loans and financings are subject to charges, at an average rate in September/2009 of 6,29% p.a. and of 6,53% p.a. in 2008.

d) The long-term loans and financings stated in thousand of US$ dollars have the following maturities:

	2011	2012	2013	2014	2015	After 2015	TOTAL

PARENT COMPANY	122,438	122,438	195,549	240,548	240,550	1,876,957	2,798,480
CONSOLIDATED	426,207	1,311,036	1,533,551	1,496,704	1,478,249	3,328,943	9,574,691

4 – Provisions

4.1 Operating Provisions

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	30/09/2009	30/09/2008	30/09/2009	30/09/2008

Contingencies	(68,900)	-	(11,848)	320,414
PCLD - Consumers and Resellers	-	-	283,874	52,724
PCLD - RTE	-	-	2,750	(2,668)
PCLD - CCEE	-	-	-	-
PCLD - Financings and loans	64,031	27,192	64,031	27,192
PCLD - ICMS credits	-	-	114,506	110,929
Present Value Adjustment – Disposal of assets	-	-	-	(270,682)
Losses in realization of AFAC’s	49,217	(17,702)	-	-
Non covered liability in controlled co’s	15,303	97,769	-	-
Others	12,582	(76,008)	165,005	96,372

	72,232	31,251	618,318	334,281

AFAC - Advances for future capital increase

4.2 Provision for credits of questionable liquidation - PCLD

The Company constitutes and maintains provision in accordance with ANEEL considering the analysis of the values which are stated in the overdue receivables line item and in partial losses report, the amount is considered enough by the Company’s management to cover eventual loss enduring the performance of these assets. The balance on September 30, 2009 is R$ 1.694.503 thousand (June 30, 2009 - R$ 1.647.881 thousand), as follows:

	R$ thousand

	CONSOLIDATED

	30/09/2009	30/06/2009

RTE (Free Energy - Loss of Revenues and Part A)	10,509	10,466

Consumers and Resellers
Companhia Energética do Amapá	682,183	640,546
Others	191,019	214,276

	873,202	854,822

Consumers of the Distribution Companies	517,232	489,033
CCEE - Short-Term Energy	293,560	293,560

	1,694,503	1,647,881

4.3 Provision for Contingencies

At the time of the closing of the Financial Statements, the Company shows the following provisions for contingent liability, by nature:

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	30/09/2009	30/06/2009	30/09/2009	30/06/2009

CURRENT
Labor	-	-	342,250	304,065
Taxes	-	-	88,892	124,241
Civil	-	-	680,493	714,243
Others	-	-	68,670	60,822
(-)escrow deposit	-	-	(496,228)	(489,999)

	-	-	684,077	713,372

Non-Current
Labor	19,673	19,673	654,658	647,286
Taxes	-	-	146,352	154,513
Civil	1,328,244	1,328,244	1,850,511	2,171,685
Others	-	-	149,776	-
(-)escrow deposit	(401,731)	(386,312)	(867,854)	(864,167)

	946,186	961,605	1,933,444	2,109,316

5 – Financial Results, for information purposes only, with and without Itaipu Binacional

Below, we present, for analysis, the summary of Balance Sheet and Consolidated Financial Results, excluding the effects of the pro rata consolidation of Itaipu Binacional. The information aims at making clear the Accounting Statements of Itaipu Binacional in the Consolidated Statements of the Eletrobrás System, taking into account its specificities, not being considered, in any way, as being the Consolidated Accounting Statements of the Eletrobrás System.

CONSOLIDATED FINANCIAL RESULTS
(for information purposes only)
(in thousands of Reais)
	30/09/2009

ASSET	WITHOUT ITAIPU	WITH ITAIPU

CURRENT
Consumers and Resellers	4,312,691	4,352,590
Financings and Loans	1,406,950	1,379,284
Others	20,997,606	21,465,585

	26,717,246	27,197,459

NON-CURRENT
Financings and Loans	17,464,684	10,755,719
Others	10,019,877	10,190,304

	27,484,561	20,946,023

INVESTMENTS	6,595,200	6,506,295
Property, plant and equipment deferred and intangible	60,219,452	76,232,383

	66,814,652	82,738,679

TOTAL	121,016,460	130,882,160

LIABILITY	WITHOUT ITAIPU	WITH ITAIPU

CURRENT
Financings and Loans	627,625	971,769
Suppliers	3,185,533	2,649,580
Others	6,416,196	6,914,803

	10,229,354	10,536,153

NON-CURRENT
Financings and Loans	8,000,369	17,024,755
Others	17,458,699	17,993,214

	25,459,068	35,017,970

PARTICIPATON OF NON-CONTROLLING SHAREHOLDERS	207,391	207,391
SHAREHOLDERS’EQUITY	85,120,645	85,120,645

	85,328,036	85,328,036

TOTAL OF LIABILITIES AND SHAREHOLDERS ’EQUITY	121,016,458	130,882,159

CONSOLIDATED BALANCE SHEET
(for information purposes, only)
(R$ thousand)
	30/09/2009

	WITHOUT ITAIPU	WITH ITAIPU

OPERATING REVENUES
Transaction with electric energy	19,803,743	19,952,903
Deductions	(1,716,354)	(1,716,354)
Others	499,919	499,919

	18,587,307	18,736,467

OPERATING EXPENSES
Energy Purchased for resale	(7,191,527)	(4,707,530)
Depreciation and amortization	(1,805,404)	(1,805,404)
Result to compensate from Itaipu	-	(861,508)
Others	(8,733,483)	(9,683,955)

	(17,730,413)	(17,058,397)
OPERATING RESULT BEFORE FINANCING RESULT	856,894	1,678,071

FINANCING RESULT	(3,650,089)	(4,503,236)

RESULT OF SHAREHOLDING PARTICIPATION	736,578	764,523

OTHER EXPENSES AND REVENUES	1,759	5,784

RESULT BEFORE SC AND IT	(2,054,858)	(2,054,858)

SC AND IT	525,377	525,377
RESULT BEFORE PARTICIPATIONS	(1,529,481)	(1,529,481)

Minority Participation	(6,182)	(6,182)

NET INCOME FOR THE PERIOD	(1,535,662)	(1,535,662)

Net Income per Shares	(R$ 1.36)	(R$ 1.36)

Marketletter – September 2009
Eletrobrás

Balance Sheet for the period ended on September 30
(R$ thousand)

	Parent Company		Consolidated

Assets	2009	2008	2009	2008

Current Assets
Cash and cash equivalents	11,676,019	8,747,103	14,506,989	11,908,350
Restricted cash	1,116,219	-	1,116,219	-
Consumers and resellers	1,685,688	1,435,725	4,352,590	4,000,545
Loans and financing	2,993,309	3,169,416	1,379,284	1,426,587
Fuel consumption account - CCC	723,209	709,616	1,150,499	699,657
Investment remuneration	416,585	401,886	135,473	141,500
Renegotiated credits	52,401	79,969	476,696	589,046
Fiscal assets deferred	998,430	1,196,134	1,611,720	2,242,464
Compensation rights	159,280	-	159,280	-
Sundry debts	429,167	653,624	688,739	850,195
Materials and supplies	1,864	1,995	809,283	729,462
Prepaid charges	-	-	79,119	335,415
Other	88,287	139,193	731,567	611,046

	20,340,458	16,534,661	27,197,459	23,534,266

Non-Current Assets
Loans and financing receivable	34,985,342	34,908,281	10,755,719	12,196,012
Renegotiated credits	122,835	173,602	1,592,314	1,929,953
Marketable securities	610,429	1,331,403	614,208	1,335,867
Nuclear fuel inventories	-	-	648,558	639,368
Fiscal assets deferred	1,338,972	756,351	3,370,516	1,987,333
Fuel consumption account - CCC	905,185	561,227	905,185	561,227
Compensation rights	1,958,687	2,048,589	1,958,687	2,048,589
Other	112,068	392,415	1,096,835	1,012,081

	40,033,517	40,171,868	20,942,022	21,710,431

Advances for shareholding participation	1,043,073	1,878,408	4,000	4,027

	41,076,590	42,050,276	20,946,022	21,714,457

Investments	44,434,023	44,039,492	6,506,295	5,917,998
Property, plant and equipment	23,677	25,432	75,722,795	76,361,997
Intangible	52,317	54,169	509,589	493,551
Deferred	-	20,817	-	61,347

	44,510,017	44,139,910	82,738,679	82,834,892

Total Assets	105,927,065	102,724,847	130,882,159	128,083,616

	Parent Company		Consolidated

Liabilities and Stockholders’ Equity	2009	2008	2009	2008

Current Liabilities
Loans and financing	155,944	193,561	971,769	1,193,746
Compulsory loan	77,817	91,373	77,817	91,373
Suppliers	1,246,909	1,544,602	2,649,580	2,325,019
Anticipated energy sales	259,503	222,928	298,733	260,028
Taxes payable	34,964	675,751	1,107,493	2,051,124
Fuel consumption account - CCC	830,892	652,374	830,892	663,972
Shareholders’ remuneration	220,795	205,617	223,866	223,845
Federal treasury credits	75,045	68,905	75,045	68,905
Estimated obligations	74,133	83,464	898,419	565,113
Reimbursement obligations	1,343,361	975,602	1,343,361	975,602
Employee postemployment benefits	0	0	405,857	211,308
Provision for contingencies	0	0	684,077	1,329,763
Fees as per regulations	0	0	617,480	619,388
Other	92,413	33,050	351,763	1,028,229

	4,411,776	4,747,227	10,536,153	11,607,416

Non-Current Liabilities
Loans and financing	4,975,976	3,158,361	17,024,755	15,768,887
Federal treasury credits	1,446,656	1,564,873	1,446,656	1,564,873
Global Reversal Reserve - RGR	7,558,996	6,892,838	7,581,383	6,942,476
Compulsory loan	129,419	122,708	129,419	122,708
Taxes payable	0	0	1,517,797	1,593,383
Decommissioning of nuclear power plants	0	0	215,395	219,819
Anticipated energy sale	0	0	988,782	1,028,410
Fuel consumption account - CCC	905,185	561,227	1,709,374	1,463,199
Provision for contingencies	946,186	987,804	1,933,444	2,036,201
Employee postemployment benefits	0	0	1,128,894	845,920
Uncovered liability in controlled co’s	369,224	316,180	0	0
Other	63,000	32,224	1,342,071	543,594

	16,394,642	13,636,215	35,017,970	32,129,469

Minority interest	0	0	207,391	5,327

Stockholders’ Equity
Capital Stock	26,156,567	26,156,567	26,156,567	26,156,567
Treasury shares	(879)	0	(879)	0
Additional paid-in capital	26,048,342	26,056,781	26,048,342	26,056,781
Re-evaluation reserves	181,295	201,121	181,295	201,121
Appropriated retained earnings	29,616,936	24,673,752	29,616,936	24,673,752
Conversion accumulated adjustment	10,470	0	10,470	0
Accumulated income (losses)	(1,508,227)	3,105,075	(1,508,227)	3,105,075

	80,504,504	80,193,296	80,504,504	80,193,296

Advances for future capital increase	4,616,143	4,148,109	4,616,141	4,148,109

	85,120,647	84,341,405	85,120,645	84,341,405

Total Liabilities and Stockholders’ Equity	105,927,065	102,724,847	130,882,159	128,083,617

Statement of Income for the period ended on September 30
(R$ thousand)

	Parent Company		Consolidated

Operating Revenues	2009	2008	2009	2008

Operations of electric energy	4,744,913	6,406,163	19,952,903	21,877,178
(-) Regulatory charges on revenues	0	0	(930,328)	(883,726)
(-) Taxes on revenues	0	0	(786,026)	(719,199)
Equity in earnings of affiliated companies	1,005,602	935,340	736,578	617,414
Other operating revenues	0	0	499,919	137,583

	5,750,515	7,341,504	19,473,046	21,029,249

Operating costs and expenses
Payroll and related charges/thrird-party services/material and supplies	265,614	188,947	4,695,579	3,892,446
Electricity purchased for resale	5,368,493	6,066,019	4,707,530	5,512,349
Fuel for electric power production	0	0	540,144	914,749
Taxes - PASEP and COFINS	129,487	90,780	1,171,288	1,093,199
Use of basic transmission network	0	0	919,515	807,778
Remuneration and reimbursement	0	0	931,230	798,809
Depreciation and amortization	4,489	5,218	1,805,404	1,749,533
Operating provisions	72,232	31,251	756,087	334,281
Deferred loss from Itaipu	0	0	861,508	493,221
Donations and contributions	139,206	102,043	178,648	132,340
Other	97,486	110,652	491,464	580,196

	6,077,007	6,594,910	17,058,398	16,308,902

Operating result before financing result	(326,492)	746,593	2,414,648	4,720,348

Financing result	(2,143,282)	3,592,656	(4,475,292)	584,531
Other revenues (expenses)	0	0	5,784	0

Operating Result	(2,469,774)	4,339,250	(2,054,860)	5,304,879

Non-Operating Result	0	13	0	(294,516)

Result before social contribution and minority participation	(2,469,774)	4,339,263	(2,054,860)	5,010,363

Income tax	686,693	(909,861)	387,930	(1,431,921)
Social Contribution	247,417	(331,315)	137,447	(520,639)

Income before Participations	(1,535,664)	3,098,087	(1,529,483)	3,057,803
Minority interests	0	0	(6,182)	40,284

Net income (loss) for the period	(1,535,664)	3,098,087	(1,535,664)	3,098,087

Net income (loss) per share	(1.36)	2.74	(1.36)	2.74

Cash Flow for the period ended on September 30
(R$ thousand)

	Parent company		Consolidated
	2009	2008	2009	2008

Net income before income tax and social contribution	(2,469,773)	4,339,263	(2,054,860)	5,010,363

Adjustments to reconcile net income with cash generated by operations
Depreciation and amortization	4,488	5,218	1,805,404	1,710,307
Net monetary/exchange variations	3,553,114	(1,481,293)	(1,100,272)	91,061
Financial charges	(2,653,967)	(2,308,693)	202,482	(1,083,804)
Equity method result	(810,287)	(800,932)	(497,554)	(6,759)
Provision for uncovered liabilities	15,303	(559,697)	15,303	(559,697)
Provision for deferred taxes	530,381	255,786	435,598	239,925
Provision for credits of questionable liquidation	55,057	(50,781)	516,635	339,576
Provision for contingencies	68,900	0	306,391	374,975
Provision for complementary securities	0	0	61,946	57,895
Impairment	0	0	0	264,915
Charges on RGR	230,766	212,379	398,652	241,467
Present value adjustment	0	0	23,545	0
Regulatory assets/liabilities	728,690	(838,360)	743,920	(821,417)
Minority participation result	0	0	(6,182)	40,284
Financial charges on stockholders equity	1,044,818	1,069,230	1,873,701	2,020,672
Result from Itaipu to compensate	0	0	616,636	261,000
Loss/Income sales of assets	0	748,776	26,225	776,645
Other	7,751	890,711	69,912	869,685

	2,775,012	(2,857,656)	5,492,340	4,816,729

(Increases) decreases in operating assets
Restricted cash	(381,833)	62,392	(381,833)	62,392
Consumers and resellers	23,883	(86,467)	(11,131)	(378,202)
Fuel consumption account - CCC	(149,216)	(372,340)	(595,751)	(158,570)
Deferred fiscal assets	419,924	577,081	470,130	200,608
Reimbursement rights	357,486	179,460	357,486	179,460
Debtors	(258,002)	(362,784)	(310,860)	(422,837)
Stored materials	16	524	(49,319)	(126,285)
Expenses paid in advance	0	21	(2,245)	(268,687)
Others	(981)	(65,191)	215,929	(164,473)

	11,277	(67,304)	(307,594)	(1,076,594)

Increases (decreases) in operating liabilities
Compulsory loan	(7,388)	(5,336)	(7,388)	(5,336)
Suppliers	(429,163)	275,238	55,014	33,090
Anticipated energy sale	244,122	20,678	245,574	22,587
Taxes and social contributions	(1,328,890)	(416,809)	(968,233)	227,286
Fuel consumption account - CCC	181,551	136,956	160,410	148,554
Estimated obligations	6,298	5,189	347,846	138,846
Reimbursement obligations	420,017	531,377	420,017	531,377
Regulatory charges	0	0	(90,805)	104,491
Others	17,946	(598)	(554,549)	(137,467)

	(895,508)	546,696	(392,114)	1,180,028

Resources from (applied in) operating activities	(578,992)	1,960,999	2,737,772	9,930,525

Payment of Financial Charges	(68,364)	(25,499)	(838,042)	(763,522)
Payment of Global Reversion Reserve (RGR) charges	(548,875)	0	(700,984)	(144,274)
Financial Charges receivable	542,569	303,353	569,396	347,795
Payment of Income Tax and Social Contributions	(296,208)	(302,795)	(629,310)	(776,146)
Judicial Deposits	22,720	0	(255,920)	(34,475)

	(927,151)	1,936,058	882,911	8,559,903

Financing Activities
Loans and financing obtained – long-term	2,155,594	1,337,027	2,509,049	2,392,006
Loans and financing paid	(234,361)	(176,882)	(725,501)	(675,408)
Shareholders remuneration - paid	(1,101,001)	(716,606)	(1,104,694)	(718,277)
Payment of refinancing of taxes and contributions (principal)	0	0	(74,847)	(62,119)
Compulsory loan and Global Reversion Reserve	685,487	(88,551)	685,487	(88,551)
Others	(195,751)	201,876	(330,971)	(302,350)

Resources from (applied in) financing activities	1,309,968	556,864	958,524	545,301

Investment Activities
Loans and financing - granted	(2,059,595)	(2,707,009)	(455,936)	(2,543,713)
Loans and financing - received	3,445,796	3,218,716	3,099,875	209,697
Received renegotiated energy credits	0	0	486,775	256,089
Acquisition of property, plant and equipment assets	(1,255)	(405)	(3,303,695)	(2,891,095)
Acquisition of intangible assets	0	0	(160,872)	(11,554)
Acquisition/capital increase in corporate participations	(367,518)	(168,050)	(644,770)	(613,229)
Received remuneration on investments in corporate partnerships	905,761	386,466	800,889	148,626
Others	(28)	1,337	11,288	3,619

Resources from (applied in) investment activities	1,923,161	731,055	(166,445)	(5,441,561)

Increase (reduction) in cash and cash equivalent	2,305,978	3,223,976	1,674,990	3,663,643

Cash and cash equivalent – beginning of period	9,370,041	4,750,785	12,832,000	7,472,364
Cash and cash equivalent – end of period	11,676,019	7,974,761	14,506,989	11,136,008

	2,305,978	3,223,975	1,674,989	3,663,644

Structure of Eletrobrás

% = Participation in total capital
IC = Installed Capacity
TL = Extension of transmission lines

Capital structure

As at September 30, 2009 the capital of Eletrobrás had the following composition:

Shareholders	Common		PREF. "A"		PREF. "B"		TOTAL

TOTAL	905,023,527%		146,920%		227,186,643%		1,132,357,090%

Federal Gov.	470,656,241	52.00%			712	0.00%	470,656,953	41.56%
BNDESPAR	190,757,950	21.08%			18,691,102	8.23%	209,449,052	18.50%
FND	45,621,589	5.04%					45,621,589	4.03%
FGHAB	1,000,000	0.11%					1,000,000	0.09%
FGI					8,750,000	3.85%	8,750,000	0.77%
FGO					8,750,000	3.85%	8,750,000	0.77%
Others	196,987,747	21.77%	146,920	100.00%	190,994,829	84.07%	388,129,496	34.28%
Under CBLC Custody	134,923,700	14.91%	84,741	57.68%	118,896,027	52.33%	253,904,468	22.43%
Residents	64,608,474	7.14%	84,741	57.68%	39,989,786	17.60%	104,683,001	9.25%
Non-residents	63,646,544	7.03%			75,860,206	33.39%	139,506,750	12.32%
ADR Prog.	6,668,682	0.74%			3,046,035	1.34%	9,714,717	0.86%
Others	62,064,047	6.86%	62,179	42.32%	72,098,802	31.74%	134,225,028	11.85%
Residents	3,642,676	0.41%	62,152	42.30%	42,343,185	18.64%	46,048,013	4.07%
ADR Prog.	58,393,642	6.45%			29,751,615	13.10%	88,145,257	7.78%
Non-residents	27,729	0.00%	27	0.02%	4,002	0.00%	31,758	0.00%

Eletrobrás Shareholders

	09/30/2009	06/30/2009	Variation

Common	7,337	5,386	36.22%
Pref.	17,603	16,454	6.98%

Total	24,940	21,840	14.19%

The amount of shareholders increased 14.19% in the third quarter of 2009. There was an increase of 36.22% of the common shareholders and an increase of 6.98% of preferred shareholders.

Eletrobrás non-resident Shareholders

	09/30/2009	06/30/2009	Variation

Common	468	479	(2.30%)
Pref.	387	393	(1.53%)

Total	855	872	(1.95%)

In the third quarter of 2009, there was a decrease of 1.95% of non-resident shareholders. A decrease of 1.53% of preferred shareholders and a decrease of 2.30% of common shareholders, can be noticed.

Eletrobrás resident Shareholders

	09/30/2009	06/30/2009	Variation

Common	6,869	4,907	39.98%
Pref.	17,216	16,061	7.19%

Total	24,085	20,968	14.87%

Concerning the resident shareholders, in the third quarter of 2009 there was an increase in share participation of 14.87% . There was an increase of common shares participation of 39.98% and preferred shares participation of 7.19% .

Share performance analysis

Shares

Eletrobrás Preferred Shares - ELET6

During the third quarter of 2009, the maximum price achieved by Eletrobrás’ preferred shares (ELET6) was R$ 27.17, on August 7. The lowest price registered was R$ 23.92, on August 17. The preferred shares had a devaluation of 2.35% from R$ 25.50 on June 30, 2009 to R$ 24.90 on September 30, 2009.

Trading Performance

São Paulo Stock Exchange

Price (Average Monthly Price)		Number of Trades (Average Daily Number)	Number of Shares (Average Daily Number)

January	24.85	2,098	964,310
February	24.34	1,753	890,583
March	23.65	1,995	951,627
April	27.16	1,844	943,885
May	25.52	2,487	1,191,575
June	25.07	3,245	1,128,281
July	25.64	1,907	663,432
August	25.09	2,979	1,158,495
September	24.97	1,982	822,748

Eletrobrás’ Common Shares - ELET 3

During the third quarter of 2009, the maximum price recorded by Eletrobrás’ common shares (ELET3) was R$ 30.99, on August 7. The lowest price registered by that type of share was R$ 26.50, on August 19. At the end of the quarter those shares reached the price of R$ 27.60. Regarding the price reached in June 30, R$ 28.65, the shares showed a negative variation of 3.66% .

Trading Performance

São Paulo Stock Exchange

Price (Average Monthly Price)		Price (Average Monthly Price)	Price (Average Monthly Price)

January	26.50	1,804	930,933
February	26.24	1,745	969,372
March	24.90	2,098	949,682
April	28.08	1,886	951,755
May	26.35	2,445	1,186,110
June	26.99	3,455	1,483,043
July	28.63	1,898	802,455
August	28.07	2,549	1,189,614
September	27.92	2,066	971,843

Analysis of Eletrobrás’ shares and Ibovespa

The table below represents, in index-numbers, the performance of Eletrobrás’ shares and IBOVESPA. We can see that in the period between December, 2008 and September, 2009 the Ibovespa had a positive variation of 63.83%, whereas the common (ELET 3) and preferred shares (ELET6) showed a positive variation of 6.60% and 2.98%, respectively.

	ELET 3	ELET 6	IBOVESPA

Dec/08	100.00	100.00	100.00
Jan/09	101.04	100.91	104.66
Feb/09	101.20	100.29	101.69
Mar/09	100.12	103.72	108.99
Apr/09	111.24	117.37	125.94
May/09	103.67	104.76	141.67
Jun/09	110.66	105.46	137.06
Jul/09	110.85	106.70	145.85
Aug/09	106.41	102.36	150.44
Sep/09	106.60	102.98	163.83

ADR Programs

ADR

The Eletrobrás shares are traded in the New York Stock Exchange (NYSE) through the ADR program Level II. In the period between December, 2008 and September, 2009, the common shares (EBR) had a valuation of 38.25%, and the preferred shares (EBRB) had a valuation of 31.07%, while the Real had a devaluation in relation to the U.S. Dollar of 23.92%,

Monthly Variation Table

2009	EBR	EBRB	Dólar

Jan	(0.09%)	(1.89%)	(0.89%)
Feb	(3.40%)	(3.95%)	2.69%
Mar	0.28%	6.91%	(2.66%)
Apr	20.78%	19.68%	(5.91%)
May	1.15%	1.49%	(9.42%)
Jun	10.20%	0.77%	(1.08%)
Jul	4.87%	5.44%	(4.05%)
Aug	(5.89%)	(6.17%)	0.74%
Sep	7.51%	7.43%	(5.74%)

Accumulated	38.25%	31.07%	(23.92%)

EBRB - Eletrobrás Preferred Shares

ADRs of preferred shares of Eletrobrás experienced a maximum price on August 7, closing at US$ 14.79. The minimum price of US$ 12.36 was recorded on July 9. During the third quarter, this share closed priced at US$ 13.88, with a valuation of 6.28% in comparison to the closing of June 30, at US$ 13.06.

	Closing	Nº of ADRs held by investores
2009	US$

January	$10.39	33,516,564
February	$9.98	33,146,064
March	$10.67	33,010,949
April	$12.77	33,232,549
May	$12.96	33,232,549
June	$13.06	33,336,849
July	$13.77	33,404,049
August	$12.92	33,057,350
September	$13.88	32,747,650

EBR - Eletrobrás Common Shares

During the third quarter, ADRs of common shares registered the highest price of US$ 16.76, on August 6. The lowest price registered was of US$ 14.02, on July 10. In this period, this asset closed priced at US$ 15.47 and had a valuation of 6.10% in comparison to June 30, when it closed priced at US$ 14.58.

	Closing	Nº of ADRs held by investores
2009	US$

January	$11.18	68,576,967

February	$10.80	68,413,367
March	$10.83	66,740,367
April	$13.08	65,123,124
May	$13.23	65,058,124
June	$14.58	64,793,624
July	$15.29	64,783,624
August	$14.39	64,917,824
September	$15.47	65,062,324

Latibex (Program for trading of shares of Latin-American Companies at the Madrid Stock Exchange)

The Euro had a devaluation in comparison with the Real of 19.67% from December, 2008 to September, 2009. The common (Xelto) and the preferred shares (Xeltb) had a valuation, in the same period, of 30.66% and 25.10%, respectively.

Monthly Variation Table

2009	Euro	Xeltb	Xelto

January	(8.31%)	11.35%	10.89%
February	1.75%	(4.08%)	(2.60%)
March	1.89%	1.63%	(2.32%)
April	(6.36%)	22.02%	21.59%
May	(3.23%)	(9.98%)	(10.34%)
June	(1.77%)	3.92%	12.84%
July	(2.50%)	4.42%	3.66%
August	1.11%	(5.16%)	(4.09%)
September	(3.70%)	1.96%	1.26%

Accumulated	(19.67%)	25.10%	30.66%

XELTB

The preferred shares in the Program ended the third quarter of 2009 at € 9.37, which shows a valuation of 0.97% in comparison to June 30, when it closed priced at € 9.28. During this period, the highest price was reached on August 7, at € 10.37. The lowest price was € 9.01, reached on September 2nd.

		Number of
2009	Closing	Shares

January	€ 8.34	352,167
February	€ 8.00	56,097
March	€ 8.13	42,871
April	€ 9.92	37,917
May	€ 8.93	140,154
June	€ 9.28	228,355
July	€ 9.69	44,699
August	€ 9.19	35,033
September	€ 9.37	41,898

XELTO

This asset, which represents common shares in the Latibex Program had a 0.68% valuation in the third quarter of 2009. At June 30, the price reached € 10.37, while in September 30 it reached € 10.44. During this period, the highest price was € 11.64 reached on August 7. The lowest price occurred on September 2nd, when it reached € 10.05.

		Number of
2009	Closing	Shares

January	€ 8.86	34,404
February	€ 8.63	33,200
March	€ 8.43	42,325
April	€ 10.25	31,537
May	€ 9.19	33,015
June	€ 10.37	36,863
July	€ 10.75	32,216
August	€ 10.31	27,517
September	€ 10.44	30,501

Corporate Governance

Bovespa’s Corporate Sustainability Index (ISE)

As a result of the efforts of the Sustainability Committee, coordinated by the Social Capital Department, Eletrobrás kept is listing in the Bovespa Corporate Sustainability Index (ISE) in 2008. This index is composed of companies who have the best Triple Bottom Line concept. Presently, 30 companies, belonging to 12 sectors are listed in ISE.

Level 1 of Corporate Governance of Bovespa

Eletrobrás is working to increase its transparency. On September, 29 2006 it joined the Level 1 of corporate governance. This adhesion is volunteer and the Company, its controllers and managers are committed to abide by the rules of the Listing Regulations of Bovespa. The main goals are to improve its capability to provide information to the market (broader disclosure) and broaderr stock ownership.

Number of Employees - 09/30/09

Composition of employees by tenure (years)

Up tp 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

415	146	11	171	89	218	1,050

Complementary work force – 09/30/09

Other

185

Marketletter – September 2009	Subsidiaries’ Financial
Statements

The table below represents the main indices of the Subsidiary Companies in nine months:

	Current Ratio		Total Liquidity Ratio (1)		Total Debt Ratio (2)		Debt Equity Ratio		Net Profit Margin (3)		Return on Equity		Ebitda / Share

	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Furnas	0.884	0.844	0.585	0.721	0.315	0.328	0.459	0.487	0.047	0.102	0.015	0.031	0.016019	0.017370
Chesf	1.269	1.182	0.392	0.354	0.283	0.311	0.395	0.452	0.203	0.242	0.048	0.071	33.510237	51.822608
Eletronorte
Parent Co.	1.152	0.996	0.202	0.270	0.648	0.592	1.839	1.450	(0.113)	(0.341)	(0.050)	(0.126)	9.962068	8.225214
Consolidated	1.117	0.987	0.197	0.271	0.649	0.593	1.847	1.454	(0.111)	(0.338)	(0.050)	(0.126)	9.984315	8.146145
Eletronuclear	2.214	1.757	0.410	0.427	0.477	0.472	0.912	0.893	0.100	(0.113)	0.025	(0.028)	0.031172	0.031693
Eletrosul	1.257	1.138	0.729	0.881	0.378	0.369	0.607	0.584	0.296	0.386	0.055	0.076	7.549519	5.527185
CGTEE	0.802	1.298	0.126	0.292	0.752	0.490	3.031	0.959	(0.556)	(1.142)	(0.287)	(0.302)	(0.040651)	(0.103434)

(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)
(2) (Current liabilities + Non-current liabilities) / Total assets
(3) Net income / Net operational revenues

R$ million

Company	Net Operating Revenue		Result of Service		Income/ Loss for the period		EBITDA		EBITDA Margin

	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Furnas	4,498.93	4,243.13	562.87	601.06	212.05	433.44	1,041.31	1,129.14	23.15%	26.61%
Chesf	3,161.61	3,741.50	931.84	1.711.47	641.90	907.09	1,397.71	2,161.52	44.21%	57.77%
Eletronorte
Parent Co.	2,618.49	2,833.73	256.18	568.24	(296.13)	(967.41)	694.09	573.08	26.51%	20.22%
Consolidated	2,659.14	2,864.31	227.69	535.90	(296.13)	(967.41)	695.64	567.57	26.16%	19.82%
Eletronuclear	1,086.78	1,060.56	238.79	251.57	108.97	(119.73)	384.15	390.57	35.35%	36.83%
Eletrosul	536.56	469.69	221.06	143.57	158.76	181.19	322.42	236.05	60.09%	50.26%
CGTEE	140.43	130.29	(77.29)	(149.69)	(78.05)	(148.82)	(45.81)	(116.57)	(32.62%)	(89.47%)

Marketletter – September 2009
Itaipu

Balance Sheet for the period ended on September 30
(In US$)

Assets	2009	2008

Current Assets
Cash and banks	511,108,923.20	194,399,984.49
Accounts receivable –Contracts of electricity services rendered	777,542,696.86	761,432,445.18
Obligations receivable	739,738.59	778,701.30
Debtors	1,644,190.42	638,148.90
Stored materials	6,551,531.34	6,410,443.44
Advancement to personnel	8,609,854.30	6,902,264.48
Advancement to suppliers	6,745,050.09	4,037,339.48
Disposal of assets in course	195,925.82	340,636.64
Collaterals and linked deposits	902,084.64	1,297,826.34

	1,314,039,995.26	976,237,790.25

Non-Current Assets
Accounts receivable –Contracts of electricity services rendered	51,649,356.71	60,521,147.08
Obligations receivable	140,045,827.99	131,119,043.38
Collaterals and linked deposits	5,387,202.37	5,702,263.93

	197,082,387.07	197,342,454.39

Results Account
Results from previous periods	1,425,153,144.23	2,307,020,086.77
Result for the period	(817,124,343.28)	(573,129,504.31)

	608,028,800.95	1,733,890,582.46

Property, plant and equipment	17,403,254,064.05	17,533,211,597.06

	17,403,254,064.05	17,533,211,597.06

Total Assets	19,522,405,247.33	20,440,682,424.16

Liabilities and Stockholders’ Equity	2009	2008

Current Liabilities
Loans and Financing	873,468,578.31	824,799,529.11
Payable charges in course	11,715,506.16	14,249,874.61
Remuneration and reimbursement	419,539,257.40	421,660,070.01
Suppliers	24,933,605.31	20,331,135.16
Pay roll and social obligation	50,556,701.15	50,570,251.65
Estimated obligations	119,588,721.99	80,552,490.18
Other obligations	3,542,766.54	3,709,415.49

	1,503,345,136.86	1,415,872,766.21

Non-Current Liabilities
Loans and financing	17,229,840,551.78	18,094,486,329.80
Estimated obligations	689,219,558.69	830,323,328.15

	17,919,060,110.47	18,924,809,657.95

Stockholders’ Equity and Capital
Social Capital
Eletrobrás	50,000,000.00	50,000,000.00
Ande	50,000,000.00	50,000,000.00

	100,000,000.00	100,000,000.00

Total Liabilities and Stockholders’ Equity	19,522,405,247.33	20,440,682,424.16

Statement of Income for the period ended on September 30
US$

Operating Revenues	2009	2008

Power supply
Administracion Nacional de Electricidad - ANDE	129,498,000.00	118,345,628.07
Centrais Elétricas Brasileiras S.A. – Eletrobrás	2,338,761,000.00	2,283,292,221.93

	2,468,259,000.00	2,401,637,850.00

Remuneration on power assignment
Centrais Elétricas Brasileiras S.A. – Eletrobrás	71,617,336.42	74,895,715.68

	71,617,336.42	74,895,715.68

Reimbursement of energy in addition to guaranteed energy
Centrais Elétricas Brasileiras S.A. – Eletrobrás	68,085,500.56	78,659,173.87
Administración Nacional de Electricidad - ANDE	13,288,509.03	16,293,587.38

	81,374,009.59	94,952,761.25

Total operating revenues	2,621,250,346.01	2,571,486,326.93

Operating Expenses
Remunerations and reimbursements
Capital income	32,295,863.10	33,624,754.50
Reimbursement of charges – administration and supervision	20,857,290.60	21,816,431.92
Reimbursement of charges –addition to guarantee	4,983,994.00	5,802,763.02
Royalties	271,144,778.28	283,613,615.43
Royalties of energy in addition to guarantee	64,791,921.78	75,435,918.79
Remuneration for power granted	71,617,336.42	74,895,715.68
Remuneration of charges – addition to guarantee	11,598,093.81	13,714,079.44

	477,289,277.99	508,903,278.78

Other expenses
Personnel	270,739,847.11	382,493,252.98
Materials	6,209,065.16	9,333,796.32
Third party services	40,859,546.10	54,005,791.28
Other operating expenses	124,295,987.80	25,150,449.78
Environmental expenses	2,534,830.57	7,006,200.21
Social responsibility program	11,024,748.51	32,802,736.31

	455,664,025.25	510,792,226.88

Total of operating expenses	932,953,303.24	1,019,695,505.66

Result of Service	1,688,297,042.77	1,551,790,821.27

Financial Revenues
Income from financial applications	22,297,955.01	12,947,223.94
Arrears on energy bills	15,740.94	51,658.04
Other financial revenues	(13,855,037.37)	9,296,738.27

	8,458,658.58	22,295,620.25

Financial Expenses
Debt charges	924,670,112.02	964,982,207.93
Monetary variations	(41,553,827.07)	36,536,111.79
Other financial expenses	0,03	368,390.96

	883,116,284.98	1,001,886,710.68

Financial Result	(874,657,626.40)	(979,591,090.43)

Non-Operating Revenues (Expenses)
Other Revenues	6,459,742.23	3,078,165.57
Other Expenses	(2,974,815.32)	(2,148,392.10)

Non-operating result	3,484,926.91	929,773.47

Net income for the period	817,124,343.28	573,129,504.31

Cash Flow for the period ended on September 30
(US$)

Operating Activities	2009	2008

Net income for the period	817,124,343.28	573,129,504.31

Adjustments
Disposal of Assets - sales	2,058,834.93	1,123,955.40
Demobilization of installations and real estate	0.00	322,019.17
Monetary Variation on Financing and loans	12,969,565.10	(705,300.92)
Monetary Variation on Estimated Obligations	49,287,564.04	21,905,851.52
Financial Charges not to be Capitalized	924,670,112.02	964,982,207.93
Estimated Obligations	114,946,249.35	32,430,166.21

Adjusted Income	1,921,056,668.72	1,593,188,403.62

Variations in the Assets and Liabilities
Accounts Receivable – Rendering of Services	(11,579,048.38)	(8,132,601.15)
Stored Material variation	(287,785.37)	291,603.88
Other Credits variation	11,966,329.95	(3,254,869.60)
Remuneration and reimbursement variation	(24,930,841.40)	34,757,815.71
Suppliers and other variations	(20,583,452.38)	(15,837,962.78)
Payment-roll variation	18,279,092.45	16,257,846.56
Payment of the Estimated Obligation	(12,375,203.15)	(2,755,263.25)

	(39,510,908.28)	21,326,569.37

Net Operating Cash Flow	1,881,545,760.44	1,614,514,972.99

Investment Activities
Property, plant and equipment	(16,501,658.99)	817,287.87

Balance of the Investment Activities	(16,501,658.99)	817,287.87

Financing Activities
Loans and financing obtained	4,494,946.22	7,593,563.24
Amortization of the Loans and Financing	(612,681,321.07)	(570,319,226.48)
Payment of interest on Loans and Financing	(917,830,764.66)	(957,735,873.85)

Balance of the Financing Activities	(1,526,017,139.51)	(1,520,461,537.09)

Total of Cash Effects	339,026,961.94	94,870,723.77

Cash and cash equivalent – beginning of period	172,081,961.26	99,529,260.72
Cash and cash equivalent – end of period	511,108,923.20	194,399,984.49

Total of Cash Effects	(339,026,961.94)	(94,870,723.77)

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh

			3rd qrt/09	1st sem/09

Itaipu Binacional	14,000	8,577	23,880,204	69,897,789

Energy sold

Purchaser	3rd qrt/09		9 month/09

	US$ million	MWh	US$ million	MWh

Ande	39.3	1,675,840	129.5	5,504,812
Eletrobrás	783.4	22,098,303	2,338.7	64,122,349

Total	822.8	23,774,143	2,468.3	69,627,161

Losses in generation

3rd qrt/09	9 month/09

0.44%	0.39%

Average tariff – US$/KW

3rd qrt/09	9 month/09

22.60	22.60

Main investments - US$ million

Project	3rd qrt/09	9 month/09

Permanent Assets	0.0	0.0
SIRI Project	0.0	0.0
Trafos Project	0.0	1.0
9A and 18A units	0.0	0.2
Other investments	8.9	13.2

Total	8.9	14.4

Loans and Financing – US$ million

Creditor	Balance on 09/30/09	Due	Currency

Eletrobrás	7,577.3	2014 / 2023	US$
Federal Gov’t	10,072.3	2023	US$
Bco. Brasil-Rescheduled Debt	417.0	2013 / 2023	US$
Fibra	48.4	2023	R$

Total	18,115,0

Contract obligations on 09/30/09 – US$ thousand

Short-term

Due: 2009	221,773

Due: 2010	651,696

873,469

Loans and Financing – Long- term	2010	2011	2012	2013	2014	2015	2016 to 2023

	237,799	948,794	1,013,138	1,078,325	1,146,404	1,218,182	11,587,199

Number of employees – 09/30/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

784	525	247	522	870	333	3,281

Department	Own staff	Others	Total

Field	1,013	0	1,013
Administrative	2,250	18	2,268

Total	3,263	18	3.281

Complementary work force – 09/30/09

Other

18

Marketletter – September 2009
Furnas

Balance Sheet for the period ended on September 30
(R$ thousand)

Assets	2009	2008

Current Assets
Cash and banks	11,435	18,587
Financial applications	194,240	567,055
Consumers, concessionaires and affiliates	711,659	673,592
Loans and financing granted	71,681	102,176
Financed energy credits	145,608	206,068
Stored materials	123,488	108,657
Dividends to receive	335	8,160
Tax credits	3,511	336,919
Taxes and contributions to recover	185,858	285,644
Expenses paid in advance	15,373	17,804
Collaterals and linked deposits	37,450	29,287
Debtors	75,902	98,231
Actuarial assets	187,753	176,632
Others	39,383	44,209

	1,803,676	2,673,021

Non-Current Assets
Consumers, concessionaires and affiliates	329	0
Loans and financing granted	14,308	82,588
Financed energy credits	653,884	968,584
Tax credits	338,749	0
Taxes and social contributions	663	0
Collaterals and linked deposits	200,798	160,875
Debtors	30,315	0
Expenses paid in advance	7,129	1,443
Actuarial assets	607,667	784,553
Others	69,856	195,537

	1,923,698	2,193,580

Investments	1,113,054	1,053,302
Property, plant and equipment	15,183,962	14,490,575
Intangible	245,599	206,998
Deferred	0	56

	18,466,313	17,944,511

Total Assets	20,269,989	20,617,532

Liabilities and Stockholders’ Equity	2009	2008

Current Liabilities
Suppliers	530,684	509,969
Charges on loans and financing	58,339	58,293
Loans and financing	242,498	667,995
Other funding obtained from third parties	112,320	233,493
Complementary pension fund	187,753	176,632
Taxes and social contributions	386,109	491,557
Estimated obligations	98,376	82,869
Research and development	6,265	132,655
Provisions for risks with fiscal, labor and civil actions	0	405,631
Shareholders remuneration	268,782	176,541
Income participation	345	0
Creditors	17,342	122,087
Others	131,220	108,419

	2,040,033	3,166,141

Non-Current Liabilities
Loans and financing	2,211,609	1,606,951
Other funding obtained from third parties	0	134,570
Complementary pension fund	607,667	784,553
Research and development	57,677	0
Taxes and social contributions	1,002,393	1,060,173
Provisions for risks with fiscal, labor and civil actions	457,021	0
Others	1	1

	4,336,368	3,586,248

Stockholders’ Equity
Capital	6,000,000	3,194,000
Capital Reserves	5,690,383	5,700,817
Income Reserves	1,960,006	2,162,935
Accrued income	0	2,342,802
Result for the period	212,045	433,435
Resources for capital increase	31,154	31,154

	13,893,588	13,865,143

Total Liabilities and Stockholders’ Equity	20,269,989	20,617,532

Statement of Income for the period ended on September 30
(R$ thousand)

	2009	2008

Operating Revenue
Supply of electric energy	171,967	186,828
Gross supply of electric energy	3,172,538	2,963,392
Short-term energy	0	58,076
Use of electric grid	1,557,345	1,438,041
Other revenues	23,684	18,289
Deductions to Operating Revenue
Taxes and contributions on revenue	204,980	246,732
Global Reversion Reserve	135,477	127,869
Research and development	76,082	42,911
Other consumer charges	10,070	3,982

	426,609	421,494

Net operating revenues	4,498,925	4,243,132

Operating Expenses
Personnel	639,782	462,863
Material	34,975	35,196
Third party services	357,072	326,168
Fuel and water for production of electric energy	436	102,099
Financial compensation for the use of hydro resources	124,176	119,173
Electric Energy purchased for resale	1,761,888	1,578,940
Charge on the use of Electric grid	324,672	292,891
Provision for credits of questionable liquidation	96,252	11,152
Reversion for Provision for credits of questionable liquidation	(90,230)	(28,673)
Provisions for risks with fiscal, labor and civil actions	133,063	105,125
Supervision tax for electric energy services	11,211	10,776
Depreciation and amortization	441,384	432,203
Write off of credits	0	27,063
Other expenses	101,376	167,093

	3,936,057	3,642,069

Service Result	562,868	601,063

Other Revenue / Expenses	(37,258)	(2,833)

Result on the Equity Method	37,053	95,870

Financing Revenue (expense)
Income from financial applications	29,658	53,586
Charges on loans and financing	(121,577)	(132,191)
Debt charges - FRG	(36,502)	(123,899)
Special installment – PAES (Lei 10,684/2006)	(102,038)	(23,467)
Monetary variation and arrears – energy sold	1,949	4,086
Right to generator reimbursement – monetary updating	1,356	21,687
Monetary variation and arrears – energy purchased	68	(18)
Currency and monetary variation – financing and loans	90,451	(77,843)
Monetary variation on refinancing of credits and loans granted	(20,528)	125,057
Other monetary variation - asset	(2,867)	7,193
Other monetary variation - liabilities	(10,205)	(8,602)
Actuarial adjustment	(135,626)	(40,058)
Interest on credits and loans renegotiable	69,654	109,608
Other financing revenue	30,711	83,319
Other financing expenses	(29,795)	(76,735)

	(235,291)	(78,277)

Operating Result	327,372	615,823

Social Contribution	(30,829)	(48,284)
Income tax	(84,498)	(134,104)

Net Result for the period	212,045	433,435

Statement of Income for the period ended on September 30 by Activities
(R$ thousand)

	2009

	Generation	Transmission	Commercialization	Total

Operating Revenue
Supply of electric energy	0	0	171,967	171,967
Gross supply of electric energy	2,273,512	0	899,026	3,172,538
Short-term energy	0	0	0	0
Use of electric grid	0	1,557,345	0	1,557,345
Other revenues	13,629	10,022	33	23,684

Deductions to Operating Revenue	2,287,141	1,567,367	1,071,026	4,925,534

Taxes and contributions on revenue
Global Reversion Reserve	202,660	42,535	(40,215)	204,980
Research and development	63,923	40,523	31,031	135,477
Other consumer charges	33,374	24,718	17,990	76,082
	0	10,070	0	10,070

Net operating revenues	299,957	117,846	8,806	426,609

Operating Expenses	1,987,184	1,449,521	1,062,220	4,498,925

Personnel
Material	217,759	408,856	13,167	639,782
Third party services	14,006	20,793	176	34,975
Fuel and water for production of electric energy	141,886	208,106	7,080	357,072
Financial compensation for the use of hydro resources	436	0	0	436
Electric Energy purchased for resale	124,176	0	0	124,176
Charge on the use of Electric grid	0	0	1,761,888	1,761,888
Provision for credits of questionable liquidation	324,672	0	0	324,672
Reversion for Provision for credits of questionable liquidation	70,698	18,528	7,026	96,252
Provisions for risks with fiscal, labor and civil actions	(29,163)	(59,204)	(1,863)	(90,230)
Supervision tax for electric energy services	44,592	59,171	29,300	133,063
Depreciation and amortization	4,780	6,395	36	11,211
Write off of credits	172,305	268,807	272	441,384
Other expenses	0	0	0	0
	46,313	50,869	4,194	101,376

Service Result	1,132,460	982,321	1,821,276	3,936,057

Other Revenue / Expenses	854,724	467,200	(759,056)	562,868

Result on the Equity Method	(37,298)	28	12	(37,258)

Financing Revenue (expense)	37,053	0	0	37,053

Income from financial applications
Charges on loans and financing	10,799	18,253	606	29,658
Debt charges - FRG	(41,065)	(77,655)	(2,857)	(121,577)
Special installment – PAES (Lei 10,684/2006)	(13,278)	(22,464)	(760)	(36,502)
Monetary variation and arrears – energy sold	0	0	(102,038)	(102,038)
Right to generator reimbursement – monetary updating	0	(533)	2,482	1,949
Monetary variation and arrears – energy purchased	0	0	1,356	1,356
Currency and monetary variation – financing and loans	0	0	68	68
Monetary variation on refinancing of credits and loans granted	0	103,377	(12,926)	90,451
Other monetary variation - asset	(536)	(949)	(19,043)	(20,528)
Other monetary variation - liabilities	(1,362)	(1,448)	(57)	(2,867)
Actuarial adjustment	(3,801)	(4,572)	(1,832)	(10,205)
Interest on credits and loans renegotiable	(45,468)	(87,762)	(2,396)	(135,626)
Other financing revenue	2,984	12,752	53,918	69,654
Other financing expenses	12,210	17,881	620	30,711
	(13,583)	(15,404)	(808)	(29,795)

Operating Result	(93,100)	(58,524)	(83,667)	(235,291)

Social Contribution	761,379	408,704	(842,711)	327,372

Income tax	(68,823)	(41,025)	79,019	(30,829)
Net Result for the period	(190,049)	(113,952)	219,503	(84,498)

	502,507	253,727	(544,189)	212,045

	2009

	Generation	Transmission	Commercialization	Total

Operating Revenue
Supply of electric energy	0	0	186,828	186,828
Gross supply of electric energy	1,987,511	0	975,881	2,963,392
Short-term energy	0	0	58,076	58,076
Use of electric grid	0	1,438,041	0	1,438,041
Other revenues	9,148	9,027	114	18,289

Deductions to Operating Revenue	1,996,659	1,447,068	1,220,899	4,664,626

Taxes and contributions on revenue
Global Reversion Reserve	204,564	55,005	(12,837)	246,732
Research and development	55,410	37,022	35,437	127,869
Other consumer charges	17,051	13,812	12,048	42,911
	3,982	0	0	3,982

Net operating revenues	281,007	105,839	34,648	421,494

Operating Expenses	1,715,652	1,341,229	1,186,251	4,243,132

Personnel
Material	154,610	288,410	19,843	462,863
Third party services	13,623	21,073	500	35,196
Fuel and water for production of electric energy	128,268	186,195	11,705	326,168
Financial compensation for the use of hydro resources	102,099	0	0	102,099
Electric Energy purchased for resale	119,173	0	0	119,173
Charge on the use of Electric grid	0	0	1,578,940	1,578,940
Provision for credits of questionable liquidation	292,891	0	0	292,891
Reversion for Provision for credits of questionable liquidation	0	0	11,152	11,152
Provisions for risks with fiscal, labor and civil actions	0	0	(28,673)	(28,673)
Supervision tax for electric energy services	26,978	14,147	64,000	105,125
Depreciation and amortization	4,555	6,190	31	10,776
Write off of credits	166,107	265,522	574	432,203
Other expenses	0	0	27,063	27,063
	46,929	54,233	65,931	167,093

Service Result	1,055,233	835,770	1,751,066	3,642,069

Other Revenue / Expenses	660,419	505,459	(564,815)	601,063

Result on the Equity Method	(1,749)	(868)	(216)	(2,833)

Financing Revenue (expense)	95,870	0	0	95,870

Income from financial applications
Charges on loans and financing	18,193	30,878	4,515	53,586
Debt charges - FRG	(43,300)	(76,369)	(12,522)	(132,191)
Special installment – PAES (Lei 10,684/2006)	(41,682)	(71,596)	(10,621)	(123,899)
Monetary variation and arrears – energy sold	0	0	(23,467)	(23,467)
Right to generator reimbursement – monetary updating	0	1,325	2,761	4,086
Monetary variation and arrears – energy purchased	0	0	21,687	21,687
Currency and monetary variation – financing and loans	0	0	(18)	(18)
Monetary variation on refinancing of credits and loans granted	0	(39,381)	(38,462)	(77,843)
Other monetary variation - asset	1,846	3,247	119,964	125,057
Other monetary variation - liabilities	4,052	3,124	17	7,193
Actuarial adjustment	(2,811)	(3,808)	(1,983)	(8,602)
Interest on credits and loans renegotiable	(13,429)	(25,921)	(708)	(40,058)
Other financing revenue	4,696	15,710	89,202	109,608
Other financing expenses	71,309	13,299	(1,289)	83,319
	(29,624)	(44,773)	(2,338)	(76,735)

Operating Result	(30,750)	(194,265)	146,738	(78,277)

Social Contribution	723,790	310,326	(418,293)	615,823

Income tax	(57,296)	(29,396)	38,408	(48,284)
Net Result for the period	(159,149)	(81,650)	106,695	(134,104)

	507,345	199,280	(273,190)	433,435

Cash Flow for the period ended on September 30
(R$ thousand)

	2009	2008

Operating Activities

Net income for the period	327,372	615,823

Expenses (revenues) not affecting net working capital
Depreciation and amortization	441,384	432,203
Monetary and currency variation	(60,863)	13,334
Financing charges	330,541	295,280
Equity Method	(37,053)	(95,870)
Provision for credit of questionable liquidation	96,252	11,152
Provision for fiscal, labor and civil law suits	133,063	105,125
Prtovision for complementary pension fund	58,657	47,582
RGR - charges	135,477	127,869

	1,424,830	1,552,498

Variation in operating assets / liabilities	(40,903)	(411,430)
Payment of financial charges	(198,305)	(133,330)
Payment of RGR charges	(123,317)	(113,956)
Financial charges receivable	26,708	32,510
Paymenty of income tax and social contribution	(135,695)	(160,087)
Payment of judicial deposits	(14,929)	47,361

	(445,538)	(327,502)

Net cash of operational activities	938,389	813,566

Financing Activities
Loans and financing obtained	156,348	699,465
Loans and financing payable - principal	(119,133)	(80,927)
Payment of refinance taxes and social contribution - principal	(50,251)	(49,326)
Others	(345,373)	(374,488)

	(358,409)	194,724

Investment Activities
Loans and financing - garanted	(3,474)	(4,882)
Loans and finncing garanted - receivable	84,312	43,309
Refinanced electricity credits receivable	376,325	188,986
Acquisition of property plant and equipment	(1,012,543)	(758,402)
Acquisition of intangible assets	(34,947)	(6,676)
Acquisition of equity participation investment	(126,516)	(202,771)
Investment receivables	11,548	1,529

	(705,295)	(738,907)

Total of cash effects	(125,315)	269,383

Cash and cash equivalent – beginning of period	330,990	316,258

Cash and cash equivalent – end of period	205,675	585,641

		R$ million

EBITDA		EBITDA Margin

3rd qrt/09	9 month/09	3rd qrt/09	9 month/09

413.31	1,041.31	26.55%	23.15%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated -MWh

			3rd qrt/09	9 month/09	Beginning of operation	End of concession

Hydroelectric
Integral
Participation
Furnas	1,216	598	1,520,572	4,848,116	1963	07/07/2015
Luis Carlos	1,050	495	1,071,830	3,893,316	1969	07/07/2015
Barreto (Estreito)
Mascarenhas de	476	295	732,891	2,349,610	1973**	31/10/2023
Moraes
Porto Colômbia	320	185	487,086	1,726,567	1973	16/03/2017
Marimbondo	1,440	726	1,778,294	6,342,646	1975	07/03/2017
Itumbiara	2,082	1,015	2,145,060	5,536,655	1980	26/02/2020
Funil	216	121	234,163	841,137	1969**	07/07/2015
Corumbá I	375	209	352,372	1,527,781	1997	29/11/2014
Shared
participation
Partnership
Serra da Mesa	1,275	671	730,339	2,031,942	1998	07/05/2011
(48,46%) *
Manso (70%) *	212	92	148,378	568,984	2000	09/02/2035
SPC
Peixe Angical	452	271	327,185	1,537,378	2006	06/11/2036
(40%) *

Thermal
Integral
Participation
Santa Cruz	932	496	18	18	1967	07/07/2015
Roberto Silveira	30	21	0	0	1977**	Required revenal
(Campos)
São Gonçalo (out	-	-	-	-		Required revenal
of operation)

* The information refers to the project total, not considering Furnas participation in the ownership of said installations: HEU Serra da Mesa (48,46%) and Manso (70%), In the case of HEU Peixe Angical, even though Furnas owns 40% of the installation, the energy generated belongs soley to the SPC Enerpeixe SA
** Datae of incorporation to

Electric energy purchased for resale

Eletrobrás System

	3rd qrt/09	9 month/09

MWh	2,830,477	8,865,102
R$ million	401.40	1,158.23

Other

	3rd qrt/09	9 month/09

MWh	770,261	2,286,259
R$ milhões	89.96	267.01

Energy sold

Sales Model	3rd qrt/09		9 month/09

	R$ million	MWh	R$ million	MWh

Through auction	989,635	12,204,019	2,946,146	36,954,283
Through free market agreements or bilateral contracts	107,312	1,183,097	335,343	3,697,635

Total	1,096,947	13,387,116	3,281,489	40,651,918

Fuel for production of electric energy

	3rd qrt/09		9 month/09

Type	Quantity	R$ million	Quantity	R$ million

Special Diesel Oil	0	0	0	0

B1 Oil	0	0	0	0

Common Diesel Oil	0	0	203,300	0.413

Gas *		0,003		0.023

* Amount paid to CEG for maintenance of gas supply contract

Losses in generation - %

3rd qrt/09	9 month/09

3	3

Losses in transmission - %

3rd qrt/09	9 month/09

3	3

Note: The losses of the interlinked system are calculated by the National System Operator. The value of the loss between generation and the gravitational center as well as the load and the center of gravity used by the Electric Energy is 3%

Extension of transmission lines (km) – 09/30/09

Concession area	OBS Extension (km)	Tension	Operation	End of concession

Foz do Iguaçu - Ivaiporã 1	322,0	765	07.08.89	07.07.2015
Foz do Iguaçu - Ivaiporã 2	323,0	765	23.12.86	07.07.2015
Foz do Iguaçu - Ivaiporã 3	331,0	765	21.03.99	07.07.2015
Itaberá - Ivaiporã 1	265,0	765	01.08.89	07.07.2015
Itaberá - Ivaiporã 2	264,0	765	14.10.82	07.07.2015
Itaberá - Ivaiporã 3	272,0	765	19.05.00	07.07.2015
Itaberá - Tijuco Preto 1	305,0	765	31.07.89	07.07.2015
Itaberá - Tijuco Preto 2	304,0	765	14.10.82	07.07.2015
Itaberá - Tijuco Preto 3	312,0	765	01.05.01	07.07.2015

Subtotal - 765 kV	2.698,0

Foz do Iguaçu - Ibiúna Bipolo 1	792,0	600	01.03.85	07.07.2015
Foz do Iguaçu - Ibiúna Bipolo 2	820,0	600	15.08.87	07.07.2015

Subtotal - 600 kV	1.612,0

Adrianópolis - Cachoeira Paulista 1	171,0	500	13.02.74	07.07.2015
Adrianópolis - Resende	115,0	500	12.12.79	07.07.2015
Cachoeira Paulista - Resende	56,0	500	12.12.79	07.07.2015
Adrianópolis - Cachoeira Paulista 3	177,5	500	20.05.04	07.07.2015
Adrianópolis - Grajaú	55,0	500	15.12.77	07.07.2015
Adrianópolis - São José	33,0	500	18.08.91	07.07.2015
Angra - Cachoeira Paulista	103,0	500	04.06.77	07.07.2015
Angra - Grajaú	155,0	500	21.12.98	07.07.2015
Angra - São José	133,0	500	21.12.98	07.07.2015
Araraquara - Campinas	171,0	500	16.07.76	07.07.2015
Araraquara - Poços de Caldas	176,0	500	16.04.76	07.07.2015
Cachoeira Paulista - Campinas	223,0	500	21.09.77	07.07.2015
Cachoeira Paulista - Itajubá	53,0	500	21.07.02	07.07.2015
Cachoeira Paulista - Taubaté	83,0	500	24.06.83	07.07.2015
Cachoeira Paulista - Tijuco Preto	181,0	500	17.11.88	07.07.2015
Campinas - Ibiúna	112,0	500	10.03.03	07.07.2015
Gurupi - Miracema	255,0	500	02.03.99	07.07.2015
Itumbiara - São Simão	166,0	500	13.01.79	07.07.2015
Marimbondo - Água Vermelha	172,0	500	05.08.79	07.07.2015
Marimbondo - Araraquara 1	195,0	500	16.04.76	07.07.2015
Marimbondo - Araraquara 2	194,0	500	14.08.76	07.07.2015
Poços de Caldas - Itajubá	139,0	500	21.07.02	07.07.2015
Serra da Mesa - Gurupi	256,0	500	02.03.99	07.07.2015
Serra da Mesa - Samambaia 1	249,0	500	09.03.98	07.07.2015
Serra da Mesa - Samambaia 2	248,5	500	23.01.99	07.07.2015
Tijuco Preto - Taubaté	13,0	500	29.03.84	07.07.2015
Ibiúna - Bateias Circuito 1	332,0	500	22.03.03	08.05.2031
Ibiúna - Bateias Circuito 2	332,0	500	22.03.03	08.05.2031

Subtotal - 500 kV	4.549,0

Adrianópolis - Itutinga 1	199,0	345	10.03.68	07.07.2015
Adrianópolis - Itutinga 2	199,0	345	24.08.70	07.07.2015
Adrianópolis - Jacarepaguá 1	38,0	345	10.03.68	07.07.2015
Adrianópolis - Jacarepaguá 2	38,0	345	24.08.70	07.07.2015
Adrianópolis - Macaé 1	177,0	345	18.11.01	07.07.2015
Adrianópolis - Macaé 2	177,0	345	16.09.02	07.07.2015

Concession area	OBS Extension (km)	Tension	Operation	End of concession

Bandeirantes - Samambaia 1	157,0	345	01.02.99	07.07.2015
Bandeirantes - Samambaia 2	155,0	345	08.02.99	07.07.2015
Campinas - Guarulhos	88,0	345	20.02.03	07.07.2015
Campinas - Poços de Caldas	126,0	345	03.10.72	07.07.2015
Campos - Macaé 1	89,0	345	18.11.01	07.07.2015
Campos - Macaé 2	89,0	345	16.09.02	07.07.2015
Campos - Viana	199,0	345	19.12.05	07.07.2015
Viana - Vitória	26,0	345	19.12.05	07.07.2015
Campos - Vitória	224,0	345	28.10.77	07.07.2015
Corumbá - Brasília Sul	254,0	345	02.03.97	07.07.2015
Corumbá - Itumbiara	79,0	345	02.03.97	07.07.2015
Furnas - Itutinga 1	198,0	345	10.03.68	07.07.2015
Furnas - Itutinga 2	199,0	345	15.12.69	07.07.2015
Furnas - Mascarenhas de Moraes	104,0	345	15.05.68	07.07.2015
Furnas - Luiz Carlos Barreto	132,0	345	28.02.70	07.07.2015
Furnas - Pimenta	66,0	345	15.03.67	07.07.2015
Furnas - Poços de Caldas 1	131,0	345	03.09.63	07.07.2015
Furnas - Poços de Caldas 2	131,0	345	13.04.65	07.07.2015
Guarulhos - Ibiúna 1	75,0	345	28.06.90	07.07.2015
Guarulhos - Ibiúna 2	75,0	345	04.07.90	07.07.2015
Guarulhos - Nordeste	30,0	345	15.03.64	07.07.2015
Guarulhos - Poços de Caldas 1	182,0	345	03.09.63	07.07.2015
Guarulhos - Poços de Caldas 2	184,0	345	11.11.66	07.07.2015
Ibiúna - Tijuco Preto 1	97,0	345	18.11.83	07.07.2015
Ibiúna - Tijuco Preto 2	97,0	345	13.07.84	07.07.2015
Itumbiara - Bandeirantes 1	180,0	345	16.07.73	07.07.2015
Itumbiara - Bandeirantes 2	180,0	345	28.07.77	07.07.2015
Itumbiara - Porto Colômbia	201,0	345	16.06.73	07.07.2015
L.C.Barreto - Mascarenhas de Moraes	32,0	345	15.03.69	07.07.2015
L.C.Barreto - Poços de Caldas 1	198,0	345	02.11.69	07.07.2015
L.C.Barreto - Poços de Caldas 2	197,0	345	13.09.70	07.07.2015
L.C.Barreto - Volta Grande	112,0	345	16.06.73	07.07.2015
Marimbondo - Porto Colômbia	77,0	345	25.10.75	07.07.2015
Mogi - Nordeste	20,0	345	15.03.64	07.07.2015
Mogi - Poços de Caldas	204,0	345	15.02.71	07.07.2015
Ouro Preto - Vitória	383,0	345	25.03.05	07.07.2015
Pimenta - Barreiro	198,0	345	15.03.67	07.07.2015
Porto Colômbia - Volta Grande	45,0	345	16.06.73	07.07.2015
Samambaia - Brasília Sul 1	12,5	345	01.02.99	07.07.2015
Samambaia - Brasília Sul 2	15,0	345	08.02.99	07.07.2015

Subtotal - 345 kV	6.069,5

Barro Alto - Niquelândia	87,0	230	13.10.99	07.07.2015
Brasília Geral - Brasília Sul 2	13,0	230	09.09.07	07.07.2015
Brasília Sul - Pirineus	107,0	230	09.09.07	07.07.2015
Pirineus - Xavantes	40,0	230	26.11.06	07.07.2015
Brasília Geral - Brasília Sul 1	13,0	230	28.10.72	07.07.2015
Brasília Sul - Barro Alto	132,0	230	07.03.82	07.07.2015
Itumbiara - Cachoeira Dourada	44,0	230	19.10.73	07.07.2015
Itumbiara - Rio Verde 1 (1º trecho)	208,0	230	12.01.86	07.07.2015
Itumbiara - Rio Verde 2	202,0	230	29.04.92	07.07.2015
Rio Verde - Barra do Peixe 2	240,0	230	28.02.94	07.07.2015
Rio Verde - Rondonópolis	257,0	230	04.11.82	07.07.2015
Rio Verde - Barra do Peixe 1	240,0	230	01.11.87	07.07.2015
Rio Verde - Cachoeira Dourada 1	175,0	230	20.12.86	07.07.2015
Serra da Mesa - Niquelândia	105,0	230	13.10.99	07.07.2015
Xavantes - Bandeirantes 2	20,0	230	04.09.73	07.07.2015
Manso - Nobres	66,0	230	01.05.98	07.07.2015

Subtotal - 230 kV	1.949,0

Adrianópolis - Cepel 1	1,5	138	27.04.81	07.07.2015
Adrianópolis - Cepel 2	1,5	138	05.04.81	07.07.2015
Adrianópolis - Magé 1	48,0	138	24.04.73	07.07.2015
Adrianópolis - Magé 2	48,0	138	06.01.73	07.07.2015
Alcântara - Adrianópolis 1	19,5	138	18.07.76	07.07.2015
Alcântara - Adrianópolis 2	20,0	138	17.12.98	07.07.2015
Alcântara - Adrianópolis 3	20,0	138	29.12.98	07.07.2015
Alcântara - Imbariê - Adrianópolis	19,5	138	03.05.75	07.07.2015
Angra - Angra (Ampla)	34,0	138	14.04.71	07.07.2015
Angra - Jacuacanga	34,0	138	30.10.77	07.07.2015
Angra - Santa Cruz	96,0	138	04.10.77	07.07.2015
Cachoeira Paulista - Volta Redonda 2	105,0	138	11.06.87	07.07.2015
Campos - Cachoeiro do Itapemirim 1	106,0	138	15.02.73	07.07.2015
Campos - Cachoeiro do Itapemirim 2	106,0	138	13.02.73	07.07.2015
Campos - Rocha Leão 1	110,0	138	10.02.73	07.07.2015

Concession area	OBS Extension (km)	Tension	Operation	End of concession

Campos - Rocha Leão 2	110,0	138	08.08.73	07.07.2015
Cachoeira Paulista - Volta Redonda 1	105,0	138	06.11.86	07.07.2015
Jacarepaguá - Ari Franco	10,0	138	15.12.67	07.07.2015
Jacarepaguá - Cosmos	24,0	138	15.12.67	07.07.2015
Jacarepaguá - Mato Alto	16,0	138	24.09.73	07.07.2015
Jacarepaguá - Palmares	28,0	138	24.11.72	07.07.2015
Jacarepaguá - ZIN	33,0	138	24.11.72	07.07.2015
Jacuacanga - Brisamar	44,0	138	30.10.77	07.07.2015
Muriqui - Angra (Ampla)	36,0	138	14.04.71	07.07.2015
Muriqui - Brisamar	20,0	138	14.04.71	07.07.2015
Palmares - Mato Alto	13,0	138	24.09.73	07.07.2015
Rio Verde - Ramal P. Emas - Couto Magalhães	254,0	138	01.01.77	07.07.2015
Rio Verde - Cachoeira Dourada 2	174,0	138	17.08,77	07.07.2015
Rocha Leão - Magé 1	108,0	138	24.01.73	07.07.2015
Rocha Leão - Magé 2	108,0	138	06.01.73	07.07.2015
Santa Cruz - ZIN - Ari Franco	31,0	138	15.12.67	07.07.2015
Santa Cruz - TKCSA	2,5	138	15.12.67	07.07.2015
TKCSA - ZIN - Cosmos	14,5	138	15.12.67	07.07.2015
Santa Cruz - Brisamar 1	20,0	138	30.10.77	07.07.2015
Santa Cruz - Brisamar 2	13,0	138	14.04.71	07.07.2015
Santa Cruz - Jacarepaguá	38,0	138	17.10.72	07.07.2015
Santa Cruz - Palmares 1	14,0	138	24.11.72	07.07.2015
Santa Cruz - Palmares 2	14,0	138	24.09.73	07.07.2015
Santa Cruz - ZIN	5,0	138	24.11.72	07.07.2015
São José - Imbariê 1	18,0	138	19.12.98	07.07.2015
São José - Imbariê 2	18,0	138	20.12.98	07.07.2015
São José - Magé 1	46,0	138	17.06.01	07.07.2015
São José - Magé 2	46,0	138	17.06.01	07.07.2015
UTE Campos - Campos 1	1,0	138	16.07.77	07.07.2015
UTE Campos - Campos 2	1,0	138	24.07.87	07.07.2015
Manso - Nobres	70,0	138	01.04.98	07.07.2015

Subtotal - 138 kV	2.204,0

Eletrodo de Terra - Foz do Iguaçu 1	16,0	25	01.04.85	07.07.2015
Eletrodo de Terra - Foz do Iguaçu 2	15,0	25	15.08.87	07.07.2015
Eletrodo de Terra - Ibiúna 1	67,0	25	01.04.85	07.07.2015
Eletrodo de Terra - Ibiúna 2	67,0	25	15.08.87	07.07.2015

Subtotal - 25 kV	165,0

Total	19.246,5

Note: The total extension of Furnas transmission lines decreased from 19,277.5 km to 19,246.5 km due to the shut-down of TL 13.8 kV Luiz Carlos Barreto – Mascarenhas de Moraes with 31 km of extension.

Average tariff – R$/MWh

3rd qrt/09

81,94

Main investments - R$ million

Project	3rd qrt/09		9 month/09

Transmission	Budgeted	Accomplished	Budgeted	Accomplished

Installation of Transmission Line Macaé (RJ) - Campos (RJ)	6.0	13.6	19.7	21.0
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	5.2	3.1	10.1	9.0
Reinforcement of Transmission System RJ and ES	9.8	24.6	54.3	62.7
Reinforcement of Transmission System SP and MG	18.1	30.2	115.2	69.6
Reinforcement of Transmission System GO - MT - DF	6.7	15.3	37.1	29.6
Transmission System maintenance	14.9	21.4	78.5	55.8

Generation

Installation of Combined Cycle TPU Santa Cruz (RJ)	0.0	0.0	0.0	0.0
Installation of HPU Batalha (Paulista)	75.1	64.5	183.2	136.8
Installation of HPU Simplício and SHU Anta	146.5	142.8	407.2	425.5
Modernization of HPU Furnas (MG)	8.8	7.4	27.5	22.7
Modernization of HPU Mascarenhas de Moraes (MG)	0.0	0.0	0.0	0.0
Modernization of HPU Luiz Carlos Barreto (MG)	20.9	29.3	79.0	86.2
Generation System maintenance	1.3	1.0	16.2	4.2

Others

Property. plant / Vehicle / Equipment	3.7	5.4	32.0	9.5
Information tecnology	17.3	11.0	72.1	36.9
Environmental preservation	9.7	3.6	26.1	13.1

Total	344.0	373.4	1,158.2	982.6

New owner investments – Generation

Enterprise	State/Localization	Total of the investment (R$ million)	Instal Capacity (MW)	Assured Energy (MW Médios)	Operation	Beginning of construction	End of concession

UHE Batalha*	MG/GO	619.1 **	52.5	48.8	Estimated for	06.2008	14.08.2041
implantation		Basis: Dez/05			Machine 1 -
					05/2011
					Machine 2 -
					06/2011

UHE Simplício	RJ/MG	1,201.0****	333.7	191.3	Estimated for	03.2007	14.08.2041
implantation / PCH		Basis: Dez/05			Simplício:
Anta ***					Machine 1 -
					12/2010
					Machine 2 -
					02/2011
					Machine 3 -
					04/2011
					Anta:
					Machine 1 -
					05/2011
					Machine 2 -
					06/2011

*The enterprise includes UHE Batalha and associated transmission, namely: SE UHE Batalha, Batalha TL - Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig).
** Total Investment related to enterprisie’s business plan
*** The enterprise includes the UHE Simplício, PCH Anta and associated transmission, namely: SE UHE Simplício – C, SE PCH Anta – C, SE Rocha Leão (Ampla) – C, LT Anta – Simplício and LT Simplício – Rocha Leão (Ampla).
**** Value of total investment concerning the Original BusinessPlan of the Project

New owner investments – Transmission

Enterprise	State/ Localization	Total of theinvestment (R$ million)	Extension (km)	Operation	End of concession

LT 345 kV Macaé – Campos III *	RJ	52.68 ** Basis: Nov/04	92	Estimated for 12/2009	03.03.2035

LT 345 kV Tijuco Preto – Itapeti – Nordeste ***	SP	75.5 **** Basis: Jul/05	50	Estimated for 10 monthsafter obtention of license	26.04.2036

LT 500 kV Bom Despacho 3 – Ouro Preto 2 *****	MG	96.3 Basis: Nov/08	180	Estimated for 03/2011 ******	27.01.2039

* The enterprise includes the TL Macaé – Campos III and SE Macaé – 1A and Campos – 13A.
** Total Investment related to enterprise actual business plan
*** The enterprise includes the TL Tijuco Preto – Itapeti III and IV and Itapeti – Nordeste and SE Itapeti – C, Nordeste – C and Tijuco Preto – 16A.
**** Total Investment related to enterprise actual business plan
***** The undertaking was assigned to Furnas at Aneel auction nº 006 dated October 10, 2008. Its concession contract was signed on January 28, 2009. It includes, besides the 500 kV transmission line (Bom Despacho3-Ouro Petro 2) the following substations – Bom Despacho 3 (Cemig and Out=ro Preto 2 (Cemig)-3A
******Due to the creation of a Biological Reserve at Serra da Moeda after the Aneel auction, the Municipal Representatives had to issue a “not affected” document. Therefore, the licensing dates were altered. The installation license is estimated for April 30, 2010 and commercial operation is estimated for March 30, 2011.

Loans and Financing – R$ million

Local Currency

Creditor	09.30.09	Due

Eletrobrás - ECF 1713	94.25	30.03. 2018
Eletrobrás - ECF 2506	123.22	30.12. 2018
Eletrobrás - ECF 2309	10.15	30.12. 2010
Eletrobrás - ECF 2624	308.12	15.05.2012
Eletrobrás - ECF 2676	115.98	15.05.2012
Eletrobrás - ECF 2717	2.35	30.12.2015
Eletrobrás - ECF 2695	3.54	30.10.2014
Eletrobrás - ECF 2752	152.87	30.05.2015
Fundação Real Grandeza	513.57	29.12. 2012
Fundação Real Grandeza - Plano	280.15	01.12. 2015
Banco do Brasil S.A. - CCB 01/02/03/04	27.53	14.10. 2011
Banco do Brasil S.A. - CCB 05/06/08	32.52	04.11. 2011
Banco UBS Pactual S.A. - CCB 07/09	16.42	04.11. 2011
Banco UBS Pactual S.A. - CCB 10/11/13	27.19	05.12. 2011
Banco do Brasil S.A. - CCB 12	12.52	05.12. 2011
FURNAS II - FIDC	112.28	31.05. 2010
Banco do Brasil S.A. - Contrato 093	114.90	25.10. 2012
Caixa Econômica Federal	194.81	25.07. 2012
Banco do Brasil S.A. - Contrato 099	87.33	15.10. 2012
Banco da Amazônia S.A.	204.03	15.02. 2013
BNDES	646.68	15.07. 2026

Foreign Currency

Creditor	09.30.09	Due	Currency

Eletrobrás - ECR 258/98	56.84	04.04.2018	US$

Eletrobrás - ECR 261/98	269.91	04.04.2018	Yen

Contract obligations on 09/30/09 – R$ million

	2009	2010	2011	2012	2013	2014	After 2014

Loans and Financing	3,375	2,804	2,248	1,463	975	784	601

FURNAS does not have accounting registration of property accounts (assets and liabilities) accrued by activity, The segregation is only done for the result accounts,

Energy Purchased Contracts			2009	2010	2011	2012	2013	2014	After 2014

	3rd qrt/09	GWh	4,027	4,027	4,027	4,027	4,027	3,264	8

		R$ million	516	516	516	516	516	427	1

	9 month/09	GWh	11,951	11,951	11,951	11,995	11,951	10,683	24

		R$ million	1,531	1,531	1,531	1,537	1,531	1,383	3

Note: Includesenergy purchase from Eletronuclear and HEU of Serra da Mesa.
The energy purchases from Cien and TU Mário Covas were not considered because these agents are not complying with delivery obligations stated in the contracts.

Partnership

Generation

SPC / Consortium	Generation Enterprises	Furnas Participation	Investiment R$MM	Other Shareholders	Installed Capacity MW	Assured Energy MW	Energy generated MWh
SPE Enerpeixe S.A. *	UHE Peixe Angical e LT Associada ****	40	1,896.2	Energias do Brasil - 60	452	271.0	1.537,4
SPE Baguari Geração de Energia S.A.	UHE Baguari	**	517.0 Basis: Abr/07	Neoenergia - 51	140	81.4	First turbine began operation on sept. 09,2009
SPE Retiro Baixo Energética S.A.	UHE Retiro Baixo	49	322.0 Basis: Jul/08	Orteng - 25.5 Logos - 15.5 Alen - 10	82	68.4	-
SPE Foz de Chapecó Energia S.A.	UHE Foz de Chapecó	40 ***	2,642.7 Basis: Dez/08	CPFL - 51 CEEE - 9	855	432.0	-
SPE Serra do Facão Energia S.A.	UHE Serra do Facão	49.5 ****	859.3 Basis: Dez/08	Alcoa - 35 DME - 10 Camargo Correa - 5.5	213	182.4	-
				Fundo de Invest. e Part. Amazônia Energia - 20
SPE Madeira Energia S.A.	UHE Santo Antônio	39	13,785.0 Basis: Dez/08	Odebrecht Invest. Infra- Estrutura -17.6 Andrade Gutierrez Part. - 12.4	3,150.4	2.218	-
				Cemig Geração e Transmissão - 10 Norberto Odebrecht - 1
SPE Inambari Geração de Energia S.A.	UHE Inambari (Peru)	19.6	37 Basis: Out/08	Construtora OAS - 51 Eletrobrás -	2,000	-	-

SPC / Consortium	Generation Enterprises	Furnas Participation	Investiment R$MM	Other Shareholders	Installed Capacity MW	Assured Energy MW	Energy generated MWh
29.4

Obs: For the projects in operation: investment value based on the balance sheet position of the SPE on September 30, 2009 (Property, plant and equipment net plus accrued depreciation).
*For projects under construction: investment value estimated in the SPE.
** FURNAS owns 30.6% of Baguari Energia S.A SPE (partner: Cemig – 69.4%), which has a 49% participation in the SPE Baguari Geração de Eneergia S.A. enterprise.
*** FURNAS has a 40% ownership in the SPE Foz do Chapecó Energia S.A. due to the change in the corporate structure, approved by Aneel, through its Resolution n° 1913, dated May 12, 2009, when it purchased the participation of Pentágono Trust (50.1%) in the Chapecoense Geração S.A. SPE.
**** FURNAS has a 49.5% ownership in the Serra do Facão S.A. SPE due to a change in the corporate structure, arising from Amendment nº 1 of the Shareholders’ Agreement, dated July 11, 2008 when it purchased the participation of Oliveira Trust Servicer S.A. (50.1%) in the Serra do Facão Participações S.A. SPE.

Transmission

SPC / Consortium	Transmission Enterprises (*)	Furnas Participation	Investiment R$MM	Status	Other Shareholders
Companhia Transleste de Transmissão S.A.	TL Montes Claros - Irapé 345 kV - 139 km	24	126.7	operating	Transminas - 41 Cemig - 25 Orteng - 10
Companhia Transudeste de Transmissão S.A.	TL Itutinga - Juiz de Fora 345 kV - 144 km	25	85.7	operating	Transminas - 41 Cemig - 24 Orteng -10
Companhia Transirapé de Transmissão S.A.	TL Irapé - Araçuaí 230 kV - 61 km	24.5	71.4	operating	Transminas - 41 Cemig - 24,5 Orteng - 10
Companhia de Transmissão Centroeste de Minas S.A.	TL Furnas - Pimenta II 345 kV - 75 km	49	54.0 Basis: Set/08	Installation license 002, de 28.04.2009	Cemig - 51
Interligação Elétrica Madeira S.A. (IE Madeira)*	TL Porto Velho - Araraquara 2 600 kV - 2.375 km	24.5	1,734.3 Basis: Nov/08	Expected: Operation License Fev/2012	CTEEP - 51 CHESF - 24,5
Interligação Elétrica Madeira S.A. (IE Madeira)**	Correction Station CA/CC, 500/±600 kV, and Reverse Station CC/CA, ±600/500 kV	24.5	1,240.8 Basis: Nov/08	Expected: Operation License Abr/2013	CTEEP - 51 CHESF - 24,5
Transenergia Renovável S.A. ***	Small Hydro Plants and Biomass Plant Connection to SIN (3 LT 230 kV e 3 SE)	49	279.1 Basis: Nov/08	Expected: Operation License Out/2011	Delta - 25,5 Fuad Rassi -25,5
Transenergia São Paulo S.A.****	SE Itatiba, 500 kV	49	73.1 Basis: Abr/09	Expected: Operation license 18 month after concession contract signature	J. Malucelli - 25,5 Delta - 25,5
Transenergia Goiás S.A.*****	LT 230 kV Serra da Mesa - Niquelândia e Niquelândia - Barro Alto	49	70.3 Basis: Abr/09	Expected: Operation license 18 month after concession contract signature	J. Malucelli - 25,5 Delta - 25,5

Obs.: For the projects in operation: investment value based on the balance sheet position of the SPE on September 30, 2009 (Property, plant and equipment net plus accrued depreciation).
For projects under construction: investment value estimated at the SPE.

ICG – transmission installation of generation for shared connection purposes.
IEG – installation of exclusive interest and individual characteristics of generation
When under construction, the length in km is mentioned in the Aneel concession contract. When in operation, the length is adjusted to the actual extension in km
* This project refers to portion D of 007 Aneel Auction, held on 11.26.2008. The concession contract was signed on 02.26.2009.
** This project refers to portion F of 007 Aneel Auction, held on 11.26.2008. The concession contract was signed on 02.26.2009
*** This project refers to portion C of 008 Aneel Auction, held on 11.24.2008. The concession contract was signed on 04.23.2009.
**** This project refers to portion G of 001 Aneel Auction, held on 05.08.2009. The concession contract was not signed yet
***** This project refers to portion K of 001 Aneel Auction, held on 05.08.2009. The concession contract was not signed yet

Number of employees – 09/30/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
1,610	361	235	464	449	1,633	4,752

Department	Number of employees

Administrative	1,330
Operational	3,422

Complementary work force – 09/30/09

Contracted	Other

1,688	4

Marketletter – September 2009
Chesf

Balance Sheet for the period ended on September 30
(R$ thousand)

Assets	2009	2008
		(reclassified)

Current Assets
Cash and banks	3,263	6,084
Open-market applications	680,513	524,495

	683,776	530,579

Consumers and concessionaires	707,794	798,386
(-)Provision for credits of questionable liquidation	(61,972)	(20,096)
Taxes and contributions to recover	148,145	169,496
Advances to employees	18,944	17,079
Stored materials	76,785	74,894
Tax credits – social contribution deferred	7,231	22,919
Tax credits – income tax deferred	21,452	6,393
Services in course	127,017	89,732
Others	46,939	141,383

	1,776,111	1,830,765

Non-Current Assets
Consumers and concessionaires	43,622	83,887
(-)Provision for credits of questionable liquidation	(5,231)	(8,425)
Tax credits – social contribution deferred	49,986	37,373
Tax credits – income tax deferred	159,828	79,524
Property and right to be sold	11,559	10,769
Collaterals and linked deposits	21,367	0
Others	20,564	13,849

	301,695	216,977

Investments
Permanent partnerships	405,221	247,442
Property and rights for future use – studies and projects	0	8,961
Alternative sources – solar energy	0	973
Procel – Energy conservation	0	489
Others	2,671	854

	407,892	258,719

Property, plant and equipment
In service
Land	2,006,202	2,000,566
Reservoirs, dams and aqueducts	9,526,366	9,354,508
Buildings, civil works and improvement of property	2,750,576	2,737,138
Machine and equipment	11,562,047	11,114,638
Vehicles	56,172	49,286
Furniture and utensils	39,552	38,173
	25,940,915	25,294,309
Acumulated depretiation	(11,200,084)	(10,601,416)
	14,740,831	14,692,893
In course	1,622,558	1,674,645
	16,363,389	16,367,538
Obligation linked to the concession	(155,866)	(155,641)

	16,207,523	16,211,897

Intangible
In service	38,829	28,783
Accumulated amortization	(14,701)	(7,108)

	24,128	21,675

In course	5,054	10,393

	29,182	32,068

	16,946,292	16,719,661

Total Assets	18,722,403	18,550,426

Liabilities	2009	2008
		(reclassified)

Current Liabilities
Suppliers	172.613	157.564
Payment-roll	7.884	6.488
Taxes and social contribution	279.735	496.521
Loans and financing	445.017	438.907
Debt charges	2.950	5.153
Estimated obligations	118.139	102.802
Private security fund	204.884	185.852
Early retirement plan	18.362	0
Consumer charges to collect (RGR e CCC)	50.649	20.194
Research & Development	40.592	77.582
Financial compensation for the use of hydro resources	35.519	34.230
Others	23.390	22.972

	1.399.734	1.548.265

Non-Current Liabilities
Taxes and social contribution	49.232	44.443
Loans and financing	3.003.825	3.352.538
Private security fund	0	261.790
Early retirement plan	256.782	0
Consumer charges to collect (RGR e CCC)	22.387	49.638
Research and development	127.409	76.944
Provisions for contingencies	430.130	408.919
Provisions for contingencies	577.555	521.241
(-) Deposits linked to litigation	(147.425)	(112.322)
Others	7.667	34.931

	3.897.432	4.229.203

Stockholders’ Equity
Social Capital	4.539.557	2.196.306
Capital reserves	4.916.199	6.916.199
Adjustment of asset evaluation reserves	10.186	0
Income reserves	3.022.998	2.459.103
Accrued income	641.901	906.954

	13.130.841	12.478.562

Resources for capital increase	294.396	294.396

	13.425.237	12.772.958

Total Liabilities	18.722.403	18.550.426

Statement of Income for the period ended on September 30 by activity
(R$ thousand)

	2009			2008

	Generation	Transmission	Total	reclassified

Operating Revenue
Supply of electric energy	576.547	0	576.547	566.804
Gross supply of electric energy	1.967.433	0	1.967.433	2.142.805
Availability of transmission system	0	953.824	953.824	894.620
Short-term electric energy (CCEE)	223.350	0	223.350	754.158
Other operating revenues	1.972	4.623	6.595	5.506

	2.769.302	958.447	3.727.749	4.363.893

Deductions to Operating Revenue
Global Reversion Reserve	(64.177)	(22.640)	(86.817)	(112.241)
ICMS tax on electric energy sale	(66.505)	0	(66.505)	(71.188)
Service tax - ISS	(90)	(218)	(308)	(235)
Research and Development	(23.695)	(8.090)	(31.785)	(37.414)
Fuel consumption account - CCC	0	(50.934)	(50.934)	(59.335)
Energetic development account - CDE	0	(12.397)	(12.397)	(14.259)
PROINFA	0	(31.510)	(31.510)	(19.146)
PIS/PASEP	(43.701)	(7.286)	(50.987)	(55.028)
COFINS	(201.301)	(33.598)	(234.899)	(253.552)

	(399.469)	(166.673)	(566.142)	(622.398)

Net Operating Revenue	2.369.833	791.774	3.161.607	3.741.495

Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	0	0	0	(40.502)
Charges on the use of electric grid	(555.317)	0	(555.317)	(492.160)
Cost with operation
Personnel	(48.386)	(119.588)	(167.974)	(151.808)
Material	(2.107)	(3.370)	(5.477)	(6.478)
Fuel for production of electric energy	(6.976)	0	(6.976)	(334.048)
Third party services	(10.043)	(21.352)	(31.395)	(32.552)
Financial compensation for the use of hydro resources	(153.575)	0	(153.575)	(113.218)
Depreciation and amortization	(261.504)	(154.371)	(415.875)	(408.441)
Inspection fee	(16.258)	(6.565)	(22.823)	(16.375)
Others	34.926	(1.534)	33.392	42.307

	(1.019.240)	(306.780)	(1.326.020)	(1.553.275)

Cost of service rendered to third parties	0	(11)	(11)	(500)

Operating Expenses
Sales expenses
Provision for credits of questionable liquidation	(58.217)	(3.755)	(61.972)	0
Provision for credits of questionable liquidation - reversion	499	0	499	177.006
Losses – consumers / resellers	(94.360)	(1.241)	(95.601)	0
Losses – Free Energy	391	0	391	(185.863)
Others	329	(129)	200	(289)
General and administrative expenses
Personnel	(156.779)	(401.509)	(558.288)	(249.749)
Material	(2.733)	(6.605)	(9.338)	(10.122)
Third party services	(23.765)	(37.268)	(61.033)	(56.573)
Depreciation and amortization	(31.246)	(18.752)	(49.998)	(41.609)
Provisions for contingencies	(8.955)	(21.265)	(30.220)	(78.430)
Others	(12.452)	(25.925)	(38.377)	(30.620)

	(387.288)	(516.449)	(903.737)	(476.249)

Result of Service	963.305	(31.466)	931.839	1.711.471

Financial Revenue (Expense)
Income from financial applications	45.991	15.106	61.097	49.873
Monetary variation and arrears –energy sold	20.886	1.786	22.672	40.803
Other monetary variation – asset	167	403	570	453
Other financial revenues	19.460	13.189	32.649	33.692
Pis/Pasep/Cofins	(4)	(1)	(5)	(11)
Debt charges	(283.300)	(45.234)	(328.534)	(374.629)
Monetary variation on loans and financing	49.271	1.609	50.880	(35.214)
Other monetary variations – liability	4.718	11.668	16.386	(50.455)
Other financial expenses	(26.388)	(9.152)	(35.540)	(22.007)

	(169.199)	(10.626)	(179.825)	(357.495)

Other revenues (expenses)
Revenues	5.703	61	5.764	726
Expenses	(1.909)	(2.116)	(4.025)	(84)

	3.794	(2.055)	1.739	642

Operational Result	797.900	(44.147)	753.753	1.354.618

Social contribution	(70.632)	3.929	(66.703)	(119.082)
Income tax	(194.787)	12.560	(182.227)	(328.447)
Fiscal incentives	145.106	(8.028)	137.078	0

Net income for the period	677.587	(35.686)	641.901	907.089

Net income per share (R$)	16	(1)	15	22

Cash Flow for the period ended on September 30
(R$ thousand)

Operating Activities	2009	2008
		(Reclassified)

Net income for the period	753.753	1.354.618

Expenses (Revenues) not affecting cash:
Depreciation and amortization	465.873	450.050
Net monetary and currency variations	(67.226)	103.274
Income tax and social contribution	(94.107)	(15.861)
Shareholding participation	(18.005)	(19.800)
Free energy	(3.508)	(31.021)
Provision for contingencies	22.668	56.097
Transmission regulatory liability	(302)	(4.091)
Financing charges	348.833	382.869
Other	(20)	14

	1.407.959	2.276.149

Financial charges paid to shareholders and related parties	(277.021)	(336.102)
Financial charges paid to financial institutions and other parties	(33.792)	(72.999)
Taxes and social contributions payment	(114.166)	(249.669)
Collaterals and linked deposits	(31.056)	(42.417)

Variation in current asset and liabilities
Consumers, concessionaires and permit holders	134.805	64.529
Stored materials	(2.393)	(3.828)
Taxes and contributions to recover	100.814	(74.745)
Advances to employees	7.134	(8.010)
Collaterals and linked deposits	7.822	(45.726)
Tax credits	3.342	90.910
Services in course	(22.080)	(5.184)
Consumers - receivable	34.032	59.839
Sale of assets – biomass project	(4.676)	0
Suppliers	(25.633)	(106.362)
Estimated obligations	39.190	31.328
Taxes and social contributions	(61.143)	(54.012)
Income participation	(552)	23.510
Consumer charges to collect	(7.951)	24.025
Research & Development	2.407	(2.165)
Financial compensation for utilization of hydro resources	(25.724)	0
Other	23.084	59.170
Provision for contingencies	275.144
Early retirement plan	3.807	(7.975)

Other operating assets and liabilities	481.429	45.304

	1.433.353	1.620.266

Total of operating activities
Investment Activities	(457.623)	(425.685)
Application in property, plant and equipment and intangible assets	(128.737)	(80.200)
Permanent shareholding participations	(600)	(1.052)

	(586.960)	(506.937)

Financing Activities
Loans and financing obtained in the long-term	52.425	103.784
Payable charges on loans and financing	(326.469)	(856.774)
Monetary variation on loans and financing	(565.178)	(246.392)
Private security fund	(211.098)	(150.280)
Property, plant and equipment and intangible discharges	12.712	12.526
Other	(110)	(19.714)

	(1.037.718)	(1.156.850)

Total of cash effects	(191.325)	(43.521)

Cash and cash equivalent – beginning of period	875.101	574.100
Cash and cash equivalent – end of period	683.776	530.579

Cash variation	(191.325)	(43.521)

		R$ million

EBITDA		EBITDA Margin

3rd qrt/09	9 month/09	3rd qrt/09	9 month/09

288.25	1,397.71	27.56%	44.21%

Market Data

Energy generated

			Energy generated		Beginning	End of
	Installed	Guaranteed	MWh		of	concession
Plant	Capacity -	Energy			operation

	MW	MW	3rd qrt/09	9 month/09

Funil	30.00	15.50	46,472.92	86,502.12	mar/62	7/7/2015
Pedra	20.01	7.20	26,592.48	46,656.20	abr/78	7/7/2015
Araras	4.00	2.00	0,00	0.00	fev/67	7/7/2015
Curemas	3.52	2.00	3,027.48	8,152.62	jun/57	25/11/2024
Complexo de Paulo Afonso e Moxotó	4,279.60	2,225.00	4,402,635.93	12,430,239.17	jan/55	2/10/2015
Sobradinho	1,050.30	531.00	1,130,477.36	3,174,752.40	abr/79	9/2/2022
Luiz Gonzaga	1,479.60	959.00	2,062,629.10	5,739,423.40	fev/88	3/10/2015
Boa Esperança (Castelo Branco)	237.30	143.00	299,904.35	1,044,676.95	jan/70	10/10/2015
Xingó	3,162.00	2,139.00	4,919,296.02	13,840,497.50	abr/94	2/10/2015
Piloto	2.00	-	0.00	0.00	fev/49	7/7/2015
Camaçari	350.00	229.80	269.94	16,252.76	fev/79	10/8/2007 (**)

(*) Regulation 303 issued by the Ministry of Minas and Energy, dated Nov 18,2004, established the value of the Physical Energy Guarantees of this plant in 229.80 average MW.
(**) Estension request to Aneel, on March 30,2005. Doamentation at the Ministry of Mines and Energy for final decision

Energy sold

Sale	3rd qrt/09		9 month/09

	R$ million	MWh	R$ million	MWh

Regulated Contracts - CCEAR	624.87	8,911,360.73	1,845.28	26,726,532.11
Short-term bilateral contracts	6.23	229,032.00	58.21	926,086.00
Long-term bilateral contracts	56.07	398,550.65	157.57	1,055,003.03
Contracted load	166.51	1,682,391.12	482.92	5,172,450.21

Total	853.68	11,221,334.50	2,543.98	33,880,071.35

Energy settled through CCEE

	3rd qrt/09	9 month/09

MWh	2,175,195.30	7,049,212.98
R$ million	53.51	227.50

(1) The amount of 13,875.48 MWh was registered in the 3rd quarter for R$ 20.88 million, concerning June 2009 considering that registration was not effected in the 2nd quarter..

Fuel for production of electric energy

		3rd qrt/09		9 month/09

Type	Metric unit	Quantity	R$ million	Quantity	R$ million

Natural gas	m³	140,812	0.13	3,877,074	3.21
Diesel oil	L	40,399	0.07	2,241,975	3.76

Losses in generation

3rd qrt/09	9 month/09

2.34%	2.76%

Extension of transmission lines (km) – 09/30/09

Concession Área	Extension (km)	Tension	Operation	End of Concession

ANGELIM II-RECIFE II	169.00	500	aug/77	7/7/2015
ANGELIM II-RECIFE II	170.70	500	mar/80	7/7/2015
JARDIM II-CAMAÇARI II	249.40	500	may/00	7/7/2015
GONZAGA-ANGELIM II	248.40	500	feb/77	7/7/2015
GONZAGA-MILAGRES	231.20	500	apr/87	7/7/2015
GONZAGA-OLINDINA	248.60	500	may/76	7/7/2015
LUIZ GONZAGA-SOBRADINHO	290.60	500	oct/79	7/7/2015
MESSIAS-RECIFE II	175.90	500	dec/98	7/7/2015
MILAGRES-QUIXADA	268.70	500	jan/88	7/7/2015
OLINDINA-CAMACARI II	147.20	500	oct/76	7/7/2015
OLINDINA-CAMACARI II	146.90	500	sep/78	7/7/2015
P.AFONSO IV-ANGEL.II	221.50	500	jul/79	7/7/2015

P.AFONSO IV-OLINDINA	212.80	500	jun/78	7/7/2015
P.AFONSO IV-L. GONZAGA	37.40	500	oct/79	7/7/2015
P.AFONSO IV-XINGO	53.80	500	feb/93	7/7/2015
PRES.DUTRA-TERESINA II	207.80	500	may/00	7/7/2015
PRES.DUTRA-TERESINA II	208.00	500	apr/03	7/7/2015
QUIXADA-FORTALEZAII	137.80	500	aug/96	7/7/2015
SOBRAL III-FORTALEZAII	210.80	500	may/00	7/7/2015
S.J.PIAUI-B.ESPERANCA	233.80	500	dec/80	7/7/2015
SOBRADINHO-S.J.PIAUI	211.00	500	oct/80	7/7/2015
SOBRADINHO-LUIZ GONZAGA	316.00	500	jun/88	7/7/2015
TERESINA II-SOBRAL III	334.00	500	may/00	7/7/2015
ULUIZ GONZAGA-L.GONZAGA.	0.60	500	may/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA.	0.60	500	may/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA.	0.60	500	may/79	7/7/2015
U.SOBRADINHO-SOBRADINHO.	0.30	500	oct/79	7/7/2015
U.SOBRADINHO-SOBRADINHO.	0.30	500	oct/79	7/7/2015
U.SOBRADINHO-SOBRADINHO.	0.40	500	oct/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	dec/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	may/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	oct/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	jul/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	dec/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	may/83	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA.XINGO.- XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.80	500	mar/94	7/7/2015
USINA XINGO - XINGO	0.80	500	nov/94	7/7/2015
XINGO-JARDIM	159.70	500	may/00	7/7/2015
XINGO-MESSIAS	218.90	500	feb/93	7/7/2015

Sub-total - 500 kV	5,121.50

ANGELIM-MESSIAS	78.80	230	apr/77	7/7/2015
ANGELIM-MESSIAS	78.80	230	oct/76	7/7/2015
ANGELIM-MESSIAS	79.10	230	aug/86	7/7/2015
ANGELIM-RIBEIRAO	115.60	230	jan/53	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/67	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/61	7/7/2015
ANGELIM-TACAIMBO.	64.00	230	mar/63	7/7/2015
ANGELIM-TACAIMBO	64.00	230	mar/73	7/7/2015
ANGELIM-TACAIMBO	65.70	230	jun/98	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	mar/70	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	dec/81	7/7/2015
BONGI-ACONORTE	6.00	230	aug/76	7/7/2015
B.J.DA LAPA-BARREIRAS	233.50	230	dec/90	7/7/2015
BANABUIU-FORTALEZA	177.20	230	oct/65	7/7/2015
BANABUIU-FORTALEZA	176.00	230	jul/78	7/7/2015
BANABUIU-FORTALEZA	176.00	230	aug/78	7/7/2015
BANABUIU-MOSSORO II	177.20	230	jul/03	7/7/2015
BANABUIU-RUSSAS II	110.40	230	may/71	7/7/2015
BOM NOME-MILAGRES	83.70	230	sep/61	7/7/2015
BOM NOME-MILAGRES	84.10	230	dec/74	7/7/2015
BOM NOME-MILAGRES	83.80	230	sep/79	7/7/2015
CAUIPE-SOBRAL	177.50	230	nov/73	7/7/2015
CICERO DANTAS-CATU	200.70	230	mar/68	7/7/2015
CICERO DANTAS-CATU	201.20	230	apr/72	7/7/2015
C.GRANDE-GOIANINHA	99.20	230	feb/70	7/7/2015
C.GRANDE-NATAL II	188.10	230	oct/99	7/7/2015
C.GRANDE-NATAL II	188.10	230	oct/02	7/7/2015
C.GRANDE II-S.CRUZ II	113.40	230	may/79	7/7/2015
C.GRANDE II-PARAISO	118.50	230	oct/78	7/7/2015
CAMACARI-C.METAIS	3.20	230	feb/82	7/7/2015
CAMACARI-CQR	7.20	230	may/92	7/7/2015
CAMACARI-COTEGIPE	22.90	230	jun/70	7/7/2015
CAMACARI-COTEGIPE	23.50	230	oct/76	7/7/2015
CAMACARI-GOV.MANGAB.	83.70	230	sep/82	7/7/2015
CAMACARI-GOV.MANGAB	83.70	230	sep/82	7/7/2015
CAMACARI-JACARACANGA	19.20	230	jul/77	7/7/2015
CAMACARI-JACARACANGA	19.20	230	mar/77	7/7/2015
CAMACARI-MATATU	47.00	230	aug/53	7/7/2015
CAMACARI-PITUACU	39.20	230	oct/84	7/7/2015
CAMACARI-PITUACU	39.20	230	jan/02	7/7/2015
COTEGIPE-JACARACANGA	15.20	230	dec/71	7/7/2015
COTEGIPE-MATATU	30.00	230	may/77	7/7/2015
CATU-CAMACARI	25.00	230	jun/70	7/7/2015

CATU-CAMACARI	25.00	230	aug/53	7/7/2015
CATU-GOV.MANGABEIRA	77.20	230	aug/67	7/7/2015
CATU-ITABAIANINHA	144.60	230	aug/53	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FORTALEZA-CAUIPE	58.80	230	nov/73	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	feb/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	apr/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	oct/05	7/7/2015
FORTALEZA II-CAU¥PE	57.40	230	nov/03	7/7/2015
FORTALEZA II-CAU¥PE	57.40	230	nov/03	7/7/2015
FORTALEZA II-PICI	27.70	230	may/05	7/7/2015
FORTALEZA II-PICI	27.70	230	may/05	7/7/2015
GOIANINHA-MUSSURE	50.60	230	oct/77	7/7/2015
GOIANINHA-MUSSURE	50.60	230	oct/77	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	dec/68	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	feb/84	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	feb/84	7/7/2015
ICO - ICO U1	1.50	230	mar/97	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
IRECE-B.JESUS DA LAPA	285.70	230	sep/81	7/7/2015
ITABAIANINHA-ITABAIANA	77.00	230	aug/53	7/7/2015
ITABAIANA-JARDIM	44.00	230	aug/79	7/7/2015
ITABAIANA-JARDIM	44.00	230	aug/79	7/7/2015
JACAR.-ALUNORDESTE	1.80	230	may/83	7/7/2015
JACARACANGA-DOW	7.90	230	jul/77	7/7/2015
JACARACANGA-DOW	7.80	230	mar/77	7/7/2015
JARDIM-FAFEN	12.50	230	aug/81	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	jan/80	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	apr/81	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	jan/80	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	apr/81	7/7/2015
LIBRA-LIBRA	1.50	230	dec/91	7/7/2015
MILAGRES-BANABUIU	225.90	230	feb/65	7/7/2015
MILAGRES-BANABUIU	225.10	230	dec/77	7/7/2015
MILAGRES-BANABUIU	225.10	230	dec/77	7/7/2015
MILAGRES-COREMAS	119.40	230	nov/86	7/7/2015
MILAGRES-COREMAS	-	230	jul/06	4/3/2035
MILAGRES-TAUÁ	207.00	230	nov/06	4/3/2035
MIRUEIRA-PAU FERRO	22.60	230	oct/99	7/7/2015
MIRUEIRA-GOIANINHA	50.30	230	dec/89	7/7/2015
MESSIAS-MACEIO	26.50	230	nov/02	7/7/2015
MESSIAS-MACEIO	26.50	230	dec/02	7/7/2015
MOSSORO-ACU	71.30	230	jul/87	7/7/2015
MESSIAS-RIO LARGO	11.90	230	aug/86	7/7/2015
MESSIAS-RIO LARGO	11.60	230	oct/76	7/7/2015
MESSIAS-RIO LARGO	11.60	230	apr/77	7/7/2015
OLINDINA-OLINDINA	0.20	230	may/80	7/7/2015
OLINDINA-OLINDINA	0.20	230	may/80	7/7/2015
P.AFONSO-ANGELIM	221.30	230	jan/53	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/67	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/61	7/7/2015
P.AFONSO-ANGELIM	221.00	230	dec/73	7/7/2015
P.AFONSO-BOM NOME	170.10	230	oct/61	7/7/2015
P.AFONSO-BOM NOME	170.70	230	dec/74	7/7/2015
P.AFONSO-BOM NOME	170.80	230	nov/78	7/7/2015
P.AFONSO-C.DANTAS	134.20	230	mar/68	7/7/2015
P.AFONSO-C.DANTAS	133.80	230	jun/72	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	apr/87	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	sep/85	7/7/2015
P.AFONSO IV-P.AFONSO	1.10	230	oct/79	7/7/2015
P.AFONSO IV-P.AFONSO	1.40	230	feb/81	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	mar/03	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	oct/99	7/7/2015
PIRIPIRI-SOBRAL	167.40	230	aug/73	7/7/2015
PARAISO - NATAL II	97.90	230	apr/79	7/7/2015
PITUACU-NARANDIBA	3.60	230	nov/83	7/7/2015
PITUACU-PITUACU	0.40	230	aug/83	7/7/2015
RECIFE II-JOAIRAM	7.60	230	jan/53	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/67	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/61	7/7/2015
JOAIRAM-BONGI	6.26	230	jan/53	7/7/2015

JOAIRAM-BONGI	6.37	230	jan/67	7/7/2015
JOAIRAM-BONGI	6.37	230	jan/61	7/7/2015
RECIFE II-GOIANINHA	71.30	230	feb/72	7/7/2015
RECIFE II-GOIANINHA	71.40	230	feb/72	7/7/2015
RECIFE II-MIRUEIRA	31.00	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	jun/86	7/7/2015
RECIFE II-PAU FERRO	32.00	230	sep/04	7/7/2015
RECIFE II-PAU FERRO	32.00	230	sep/04	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RIBEIRAO-RECIFE II	56.70	230	sep/94	7/7/2015
RIO LARGO-PENEDO	122.70	230	jan/98	7/7/2015
RIO LARGO-TRIKEM	23.20	230	jun/76	7/7/2015
RUSSAS II-MOSSORO II	75.00	230	apr/81	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
S.MENDES-PICOS	99.60	230	mar/86	7/7/2015
S.J.PIAUI-E.MARTINS	172.90	230	feb/98	7/7/2015
S.J.PIAUI-S.MENDES	68.20	230	jul/85	7/7/2015
SR. DO BONFIM-IRECE	214.00	230	sep/81	7/7/2015
S.CRUZ II-NATAL II	101.30	230	may/79	7/7/2015
SAPEAÇU-FUNIL	193.80	230	dec/68	7/7/2015
SAPEAÇU-FUNIL	192.10	230	feb/84	7/7/2015
SAPEAÇU-S.ANTO.JESUS	31.00	230	apr/97	7/7/2015
S.ANTO.JESUS-FUNIL	161.90	230	apr/97	7/7/2015
TACAIMBO-C.GRANDE II.	124.70	230	jun/85	7/7/2015
TACAIMBO-C.GRANDE II	124.70	230	jun/85	7/7/2015
TERESINA I-TERESINAII	25.00	230	sep/02	7/7/2015
TERESINA I-TERESINAII	25.00	230	sep/02	7/7/2015
TERESINA-PIRIPIRI	154.70	230	nov/71	7/7/2015
U.APO.SALES-P.AFONSO	5.80	230	oct/77	7/7/2015
U.APO.SALES-P.AFONSO	5.70	230	mar/77	7/7/2015
U.B.ESPER.-B.ESPER.	2.80	230	dec/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	jan/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	apr/81	7/7/2015
USINA II-P.AFONSO	0.60	230	oct/61	7/7/2015
USINA II-P.AFONSO	0.70	230	dec/64	7/7/2015
USINA II-P.AFONSO	0.60	230	may/67	7/7/2015
USINA II-P.AFONSO	0.70	230	may/67	7/7/2015
USINA II-P.AFONSO	0.70	230	dec/67	7/7/2015
USINA III-P.AFONSO	0.60	230	oct/71	7/7/2015
USINA III-P.AFONSO	0.60	230	apr/72	7/7/2015
USINA III-P.AFONSO	0.60	230	apr/74	7/7/2015
USINA III-P.AFONSO	0.60	230	aug/74	7/7/2015
USINA I-P.AFONSO	0.60	230	jan/55	7/7/2015
USINA I-P.AFONSO	0.60	230	jan/55	7/7/2015

Sub-total - 230 kV	12,537.52

C.GRANDE II-S.CRUZ II	117.30	138	apr/63	7/7/2015
C.GRANDE II-S.CRUZ II	117.30	138	jan/68	7/7/2015
C.NOVOS-S.DO MATOS	38.80	138	dec/67	7/7/2015
SANTANA DO MATOS-ACU	49.50	138	dec/67	7/7/2015
S.CRUZ II-C.NOVOS II	55.00	138	oct/65	7/7/2015
USINA II-ZEBU	6.00	138	dec/64	7/7/2015

Sub-total - 138 kV	383.90

ABAIXADORA-MULUNGU	6.50	69	may/75	7/7/2015
ABAIXADORA-MOXOTO	5.30	69	feb/70	7/7/2015
ABAIXADORA-ZEBU	5.40	69	oct/72	7/7/2015
C.GRANDE I-BELA VISTA	9.20	69	sep/93	7/7/2015
C.GRANDE II-BELA VISTA	7.20	69	oct/89	7/7/2015
C.GRANDE II-C.GRANDE I	9.30	69	may/64	7/7/2015
CAMACARI-CAMACARI	1.40	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
JABOATAO-RECIFE.II	3.10	69	jan/65	7/7/2015
M.REDUZIDO-M.REDUZIDO	0.50	69	apr/73	7/7/2015
MATATU-PITUACU	7.40	69	jun/60	7/7/2015
MATATU-PITUACU	7.30	69	jun/60	7/7/2015
PIRAPAMA II-RECIFE II	21.00	69	jan/65	7/7/2015
PITUACU-COTEGIPE	22.10	69	jun/60	7/7/2015
PITUACU-COTEGIPE	21.90	69	jun/60	7/7/2015
S.CRUZ II-NATAL II	89.30	69	jan/64	7/7/2015
USINA DE PEDRA-JEQUIE	20.50	69	nov/78	7/7/2015
VILA ZEBU-ITAPARICA	27.00	69	jul/77	7/7/2015
ZEBU-MOXOTO	7.20	69	apr/83	7/7/2015

ZEBU-XINGO	56.50	69	aug/81	7/7/2015

Sub-total 69 kV	425.50

Total	18,468.42

Average tariff – R$/MWh

3rd qrt/09	09 month/09

76.73	74.90

Main investments - R$ million

Project	3rd qrt/09	9 month/09

Transmission	149.09	346.43

Extension of the Northeast Transmission System	54.86	119.40
Reinforcement and improvement of the transmission system	59.59	145.70
Maintenance of transmission system	33.29	72.73
SUAPE II / SUAPE III - enterprise	1.35	8.60

Generation	60.91	138.77

Maintenance of generation system	14.16	33.18
Studies for generation expansion	5.64	11.10
Resettlement of Itaparica	41.11	94.49

Infra-structure	14.40	32.68

Real Estate	2.36	6.91
Maintenance of equipment/vehicles/furniture	3.11	6.73
Maintenance of info assets.	8.93	19.04

Total	224.40	517.88

New owner investments – Transmission

Project	State Venue	Total Investment R$ million	Extension of the lines - Km	Beginning of Operation	End of concession

LT 230 kV Eunápolis/Teixeira de Freitas II C1	BA	58.7	152	5/1/2011	16/10/2038

LT 230 kV Funil/Itapebi C3	BA	49.3	198	30/8/2010	20/4/2037

LT 230 kV Ibicoara/Brumado C1	BA	82	95	30/3/2010	14/6/2037

LT 230 kV Jardim/Penedo C1	SE / AL	30.5	110	15/9/2010	17/3/2038

LT 230 kV Milagres/Coremas C2	CE / PB	20.9	120	25/9/2009	4/3/2035

LT 230 kV Paraíso/Açu II C2	RN	Included in the TL	135	31/1/2010	14/6/2037
		230 kV Picos /
		Tauá C1

LT 230 kV Picos/Tauá II C1	PI / CE	97.8	183.2	15/6/2010	14/6/2037

SE Suape II 500/230 kV e SE Suape III 230/69 kV. with	PE	175.2	45 km CS	28/1/2011	28/1/2039
a split of TL 500 kV Messias/Recife II C1 and 230 kV			500 Kv10.8
Pirapama/Termopernambuco C1/C2			km CD 230
			kV

LT 230 kV Eunápolis/Teixeira de Freitas II C2	BA	36.6	152	3/2/2011	3/8/2039

LT 230 KV Pau Ferro - Santa Rita II	PE. PB. AL. RN	148.28	116.3	3/6/2011	3/8/2039

LT 230 KV Paulo Afonso III - Zebu

SE 230/69KV - 300 MVA - Santa Rita II

SE 230/69KV - 200MVA - Zebu

SE 230/69KV - 300MVA - Natal III

Loans and Financing – R$ million

Creditor	Balance on 09/30/09	Date due	Currency

ELETROBRAS
ECF-1186-A/94	125.60	30/12/2012	US$
ECR-250/94	1.23	30/12/2009	US$
ECF-1201-E/95	154.42	30/12/2012	R$
ECF-1197-E/95	2,499.01	28/2/2017	R$
ECF-1231-A/94	0.83	30/12/2009	R$
ECF-1761/98	45.42	28/2/2011	R$
ECF-1761/98-TR II	5.72	30/6/2010	R$
ECF-1762/98	69.48	30/12/2010	R$
ECF-2113/2001	0.03	30/10/2009	R$
ECF2561-A/07	135.46	30/9/2018	R$
ECF-2648/07	17.39	30/12/2018	R$
ECF-2684/08	0.42	30/12/2018	R$
Financial institutions
Inst. Financ. Internacional	22.94	30/11/2008	Euro
Banco do Brasil - 343.400.336	14.22	16/2/2012	R$

Banco do Brasil - 343.400.338	147.27	16/2/2012	R$
Banco do Brasil - 343.400.342	14.86	26/2/2012	R$
Banco do Brasil - 343.400.348	15.90	26/3/2012	R$
Banco do Brasil - 343.400.353	16.23	26/4/2012	R$
Banco do Brasil - 343.400.359	16.11	26/5/2012	R$	Contract obligations on 09/30/09
Banco do Brasil - 343.400.363	16.03	26/6/2012	R$	– R$ million
Banco do Brasil - 343.400.367	11.78	26/7/2012	R$
Banco do Nordeste	121.44	30/8/2020	R$

Gran total	3,451.79

Loans and Financing	2009	2010	2011	2012	2013	2014	After 2014

Generation	92.70	315.39	344.24	626.99	317.58	350.64	1,008.91
Transmission	35.25	116.37	35.87	30.24	27.19	27.19	123.23

Total	127.95	431.76	380.11	657.23	344.77	377.83	1,132.14

Partnership

Generation

SPC/	Object	Installed	Guaranteed	Participation	Enterprise	Partnership		Beginning	Beginning	End

Consortium		Capacity	Energy		Value			operation	construction	concession

				%	R$ million	Partners	%

Energética	UHE	261 MW	154.9	24.5	760.8	Neoenergia	51	12/2010	03/2007	2042
Águas da	Dardanelos
Pedra S.A.

						Eletronorte	24.5

Energia	UHE Jirau	3,300 MW	1,975.40	20	10,000.00	Suez Energy	50.1	2013	2008	2043
Sustentável						Ltda
do Brasil

						Camargo	9.9
						Correa

						Eletrosul	20

Transmission

SPC/Consortium	Object	TL	Participation	Enterprise	Partnership		In operation
		Extension		Value

			%	R$ million	Partners	%	Yes	No

STN – Sistema de	LT (Teresina/Sobral	546 km	49.0	516.2	Alusa	51.0	X
Transmissão	/Fortaleza). 500 kV
Nordeste S.A.

Integração	LT (Colinas/Miracema/	695 km	12.0	500	Fundo de	48.0	X
Transmissora de	Jurupi/Peixe 2/ Serra da				Investimentos em
Energia S.A. -	Mesa 2). 500 kV				Participações
INTESA					Brasil Energia –
					FIP

					Engevix	3.0

					Eletronorte	37.0

Manaus	LT -	375 km	19.5	1,114.00	Eletronorte	30.0		X
Transmissora de	Oriximiná/Itacoatiara.
Energia S.A.	CD. 500 kV

	LT- Itacoatiara / Cariri	212 km			Abengoa	50.5
	CD. 500 kV.				Concessões Brasil
					Holding S.A.

	SE-Itacoatiara 500/138 kV and SE -Cariri 500/230 kV

Interligação	LT - Coletora Porto	2,375 km	24.5	2,975.00	Furnas	24.5		X
Elétrica do Madeira	Velho (RO) - Araraquara
S.A.	2 (SP). Nº 01. em CC.
	+/- 600kV

	Station retificadora Nº 02 CA/CC. 500KV/ +/- 600KV - 3.150MW				CTEEP	51.0

	Reversion station Nº 02 CC/CA. +/- 600KV/500KV - 2.950MW

Number of employees – 09/30/09

Composition of employees by tenure (years)

to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

800	637	110	71	1,631	2,403	5,652

Department	Number of employees

Field	3,488
Administrative	2,164

Complementary work force – 09/30/09

Others

12

Marketletter – September 2009
Eletronorte

Balance Sheet for the period ended on September 30

(R$ thousand)

	Parent Company		Consolidated
Assets	2009	2008	2009	2008

Current Assets
Cash and banks	695	2,161	3,109	4,344
Open-market applications	847,378	1,200,837	847,676	1,202,792
Consumers, concessionaires and affiliates	1,218,786	1,015,912	1,287,258	1,091,105
Loans and Financing	6,095	177,642	0	173,426
Debt charges	0	117	0	117
Provision for credits of questionable liquidation	(786,132)	(583,600)	(896,306)	(673,886)
Debtors	115,950	70,042	126,038	79,237
Other credits	203,019	101,603	205,893	103,790
Stored materials	73,137	79,239	74,925	80,948
Expenses paid in advance	6,020	6,057	6,629	6,607

	1,684,948	2,070,010	1,655,222	2,068,480

Non-Current Assets
Loans and Financing	23,840	403,709	0	377,535
Holding and controlled co’s	43,902	108,093	1,229	108,093
Other credits	23,848	21,498	61,451	22,405
Consumers, concessionaires and affiliates	53,520	61,759	64,038	75,912
Property for sale	439	419	439	419
Legal deposits	80,890	65,386	80,890	65,386
ICMS tax to recover	728,454	583,971	728,454	619,700
Provision for credits of questionable liquidation	(792,457)	(352,490)	(792,457)	(352,490)
Expenses paid in advance	32,152	33,143	32,152	33,143

	194,588	925,488	176,196	950,103

Investments	452,308	383,728	417,674	309,754
Property, plant and equipment	14,385,216	15,314,597	14,513,950	15,398,600
Intangible	13,750	8,849	14,959	9,942
Deferred	0	36,805	0	36,805

	15,045,862	16,669,467	15,122,779	16,705,204

Total Assets	16,730,810	18,739,477	16,778,001	18,773,684

	Parent Company		Consolidated
Liabilities and Stockholders Equity	2009	2008	2009	2008

Current Liabilities
Payment-roll	11,484	10,086	12,052	10,774
Regulatory taxes	79,665	93,153	80,787	94,104
Taxes and social contributions	77,274	74,621	79,055	76,090
Suppliers	204,753	185,389	206,007	186,286
Private security fund	3,700	6,544	3,700	6,544
Debt charges	22,960	25,098	22,960	25,098
Loans and financing	418,759	567,459	421,676	569,411
Other payable accounts	129,974	109,357	135,149	110,246
Research and development	76,488	92,737	78,751	98,619
Consumer	39,230	37,100	39,230	37,100
Estimated obligations	76,519	67,290	82,374	71,981
Provisions	593,452	808,770	599,694	809,998

	1,734,258	2,077,604	1,761,435	2,096,251

Non-Current Liabilities
Taxes and social contributions	27,720	26,296	27,720	26,296
Consumer	988,782	1,028,410	988,782	1,028,410
Other payable accounts	24,917	1,776	29,572	1,776
Research and development	10,713	-	10,713	-
Loans and financing	7,764,321	7,621,718	7,779,680	7,637,278
Environmental compensation - UHE Tucuruí	287,565	333,678	287,565	333,678

	9,104,018	9,011,878	9,124,032	9,027,438

	10,838,276	11,089,482	10,885,467	11,123,689

Stockholders’ Equity and Resources for capital increase
Social Capital	4,177,205	2,963,972	4,177,205	2,963,972
Capital Reserves	1,715,329	3,472,790	1,715,329	3,472,790

	5,892,534	6,436,762	5,892,534	6,436,762

Resources for capital increase	-	1,213,233	-	1,213,233

	5,892,534	7,649,995	5,892,534	7,649,995

Total Liabilities and Stockholders’ Equity and Resources for capital increase	16,730,810	18,739,477	16,778,001	18,773,684

Statement of Income for the period ended on September 30 (R$ thousand)

	Parent Company		Consolidated
	2009	2008	2009	2008

Operating Revenue
Supply of electric energy	754,615	1,017,628	880,778	1,122,843
Gross supply of electric energy	1,513,328	1,428,079	1,455,978	1,382,396
Availability of transmission grid	568,886	513,615	578,529	513,615
Electric energy traded at CCEE	125,280	243,462	125,280	243,462
Other operating revenues	215,522	205,056	217,612	207,679

	3,177,631	3,407,840	3,258,177	3,469,995

Deductions to Operating Revenue
Sales taxes - ICMS	(43,629)	(38,157)	(65,151)	(55,276)
Social contribution – PASEP	(39,640)	(42,550)	(41,982)	(44,385)
Social contribution – COFINS	(182,637)	(196,042)	(193,423)	(204,495)
Service tax - ISS	(796)	(649)	(833)	(694)
Global Reversion Reserve	(73,439)	(82,885)	(75,086)	(84,188)
Energetic development account - CDE	(25,253)	(27,957)	(25,253)	(27,957)
Fuel consumption account - CCC	(103,795)	(120,852)	(106,334)	(122,894)
Research and Development	(26,169)	(28,298)	(27,189)	(29,076)
Proinfa	(63,785)	(36,722)	(63,785)	(36,722)

	(559,143)	(574,112)	(599,036)	(605,687)

Net Operating Revenue	2,618,488	2,833,728	2,659,141	2,864,308

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(266,276)	(216,715)	(266,276)	(216,715)
Charges on the use of electric grid	(383,674)	(342,524)	(383,674)	(342,524)

	(649,950)	(559,239)	(649,950)	(559,239)

Operating cost
Personnel	(306,566)	(303,930)	(321,159)	(317,530)
Material	(42,372)	(29,823)	(42,603)	(29,890)
Third party services	(90,177)	(76,279)	(91,025)	(77,110)
Fuel for production of electric energy	(796,699)	(734,633)	(796,699)	(734,633)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	727,382	657,285	727,382	657,285
Financial compensation for the use of hydro resources	(151,956)	(131,737)	(151,956)	(131,737)
Depreciation and amortization	(457,431)	(461,342)	(460,904)	(464,314)
Provisions	(194,085)	(118,195)	(194,085)	(118,195)
Others	(24,570)	(20,608)	(24,398)	(20,664)

	(1,336,474)	(1,219,262)	(1,355,447)	(1,236,788)

Cost of third party service	(4,910)	(3,535)	(4,910)	(3,535)

	(1,991,334)	(1,782,036)	(2,010,307)	(1,799,562)

Gross operating income	627,154	1,051,692	648,834	1,064,746

Operating expenses
Sales expenses	(131,600)	(125,271)	(156,183)	(151,874)
Administrative and general expenses	(330,477)	(307,742)	(350,575)	(326,119)
Other operating expenses	91,099	(50,438)	85,618	(50,849)

	(370,978)	(483,451)	(421,140)	(528,842)

Service result	256,176	568,241	227,694	535,904

Revenue from multi-media communication	6,568	2,156	6,568	2,156

Result on the Equity Method	(19,519)	(456,507)	7,040	(432,651)

Financial Revenue (Expense)
Income from financial applications	79,462	125,628	79,520	125,644
Arrears on energy sold	47,196	42,215	47,196	42,215
Monetary variation – asset	12,159	27,974	24,317	47,939
Monetary variation – liability	261,292	(452,059)	256,408	(457,599)
Debt charges	(949,413)	(811,099)	(956,935)	(815,339)
Others	21,323	7,165	23,436	6,716

	(527,981)	(1,060,176)	(526,058)	(1,050,424)

Other revenues	447	0	447	0

Other expenses	(11,822)	0	(11,822)	0

Operating Result	(296,131)	(946,286)	(296,131)	(945,015)

Non-operating result	0	(21,126)	0	(22,397)

Loss before income tex	(296,131)	(967,412)	(296,131)	(967,412)

Loss for the period	(296,131)	(967,412)	(296,131)	(967,412)

Loss per share - R$	(3,60)	(13,67)	(3,60)	(13,67)

Statement of Income for the period ended on September 30, by activity (R$ thousand)

			Consolidated

			2009

	Generation	Transmission	Comercialization	Other	Total

Operating Revenue
Supply of electric energy	754,615	0	126,163	0	880,778
Gross supply of electric energy	1,240,015	0	215,963	0	1,455,978
Availability of transmission grid	0	568,886	9,643	0	578,529
Electric energy traded at CCEE	125,280		0	0	125,280
Other operating revenues	195,021	20,397	2,194	0	217,612

	2,314,931	589,283	353,963	0	3,258,177

Deductions to Operating Revenue
Sales taxes - ICMS	(18,033)	0	(47,118)	0	(65,151)
Social contribution – PASEP	(32,250)	(4,707)	(5,025)	0	(41,982)
Social contribution – COFINS	(148,556)	(21,710)	(23,157)	0	(193,423)
Service tax - ISS	(34)	(760)	(39)	0	(833)
Global Reversion Reserve	(53,043)	(14,205)	(7,838)	0	(75,086)
Energetic development account - CDE	(25,253)	0	0	0	(25,253)
Fuel consumption account - CCC	(103,795)	0	(2,539)		(106,334)
Research and Development	(18,534)	(5,393)	(3,262)	0	(27,189)
Others	(63,785)	0	0	0	(63,785)

	(463,283)	(46,775)	(88,978)	0	(599,036)

Net Operating Revenue	1,851,648	542,508	264,985	0	2,659,141

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(4,814)	0	(261,462)	0	(266,276)
Charges on the use of electric grid	(383,674)	0	0	0	(383,674)

	(388,488)	0	(261,462)	0	(649,950)

Operating expenses
Personnel	(136,744)	(169,822)	(14,593)	0	(321,159)
Material	(28,259)	(14,130)	(214)	0	(42,603)
Third party services	(60,649)	(29,528)	(848)	0	(91,025)
Fuel for production of electric energy	(174,175)	0	(622,524)	0	(796,699)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	154,440	0	572,942	0	727,382
Financial compensation for the use of hydro resources	(151,956)	0	0	0	(151,956)
Depreciation and amortization	(313,994)	(143,439)	(3,471)	0	(460,904)
Provisions	(150,408)	(43,134)	(543)	0	(194,085)
Others	(16,539)	(8,031)	172	0	(24,398)

	(878,284)	(408,084)	(69,079)	0	(1,355,447)

Cost of third party services	(1,178)	(3,732)	0	0	(4,910)

	(1,267,950)	(411,816)	(330,541)	0	(2,010,307)

Gross operational income	583,698	130,692	(65,556)	0	648,834

Operating expenses
Sales expenses	(16,645)	(18,570)	(120,968)	0	(156,183)
Administrative and general expenses	(160,388)	(162,162)	(28,025)	0	(350,575)
Other operating expenses	41,150	47,229	(2,761)	0	85,618
	(135,883)	(133,503)	(151,754)	0	(421,140)
Service result	447,815	(2,811)	(217,310)	0	227,694

Revenue from multi-media communication	0	0	0	6,568	6,568

Result on the Equity Method	0	0	0	7,040	7,040

Financial Revenue (Expense)
Income from financial applications	77,973	1,422	125	0	79,520
Arrears on energy sold	47,196	0	0	0	47,196
Monetary variation – asset	7,520	3,034	13,763	0	24,317
Monetary variation – liability	79,117	165,563	11,728	0	256,408
Debt charges	(922,270)	(23,698)	(10,967)	0	(956,935)
Others	1,777	13,119	8,532	8	23,436
	(708,687)	159,440	23,181	8	(526,058)
Other revenues	230	217	0	0	447

Other expenses	(5,492)	(6,133)	(197)	0	(11,822)

Operating Result	(266,134)	150,713	(194,326)	13,616	(296,131)

Non-Operating Result	0	0	0	0	0

Loss before income tax	(266,134)	150,713	(194,326)	13,616	(296,131)

Loss for the period	(266,134)	150,713	(194,326)	13,616	(296,131)

Loss per share - R$	(3)	2	(2)	0	(4)

			Consolidated

			2008

	Generation	Transmission	Comercialization	Other	Total

Operating Revenue
Supply of electric energy	1,017,628	0	105,215	0	1,122,843
Gross supply of electric energy	1,229,926	0	152,470	0	1,382,396
Availability of transmission grid	0	513,615	0	0	513,615
Electric energy traded at CCEE	243,462	0	0	0	243,462
Other operating revenues	187,658	17,303	2,718	0	207,679

	2,678,674	530,918	260,403	0	3,469,995

Deductions to Operating Revenue
Sales taxes - ICMS	(17,868)	0	(37,408)	0	(55,276)
Social contribution – PASEP	(36,749)	(3,812)	(3,824)	0	(44,385)
Social contribution – COFINS	(169,288)	(17,586)	(17,621)	0	(204,495)
Service tax - ISS	(39)	(608)	(47)	0	(694)
Global Reversion Reserve	(64,782)	(13,447)	(5,959)	0	(84,188)
Energetic development account - CDE	(27,957)	0	0	0	(27,957)
Fuel consumption account - CCC	(120,852)	0	(2,042)	0	(122,894)
Research and Development	(21,820)	(4,874)	(2,382)	0	(29,076)
Others	(36,722)	0	0	0	(36,722)

	(496,077)	(40,327)	(69,283)	0	(605,687)

Net Operating Revenue	2,182,597	490,591	191,120	0	2,864,308

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	0	0	(216,715)	0	(216,715)
Charges on the use of electric grid	(342,524)	0	0	0	(342,524)

	(342,524)	0	(216,715)	0	(559,239)

Operating expenses
Personnel	(133,096)	(170,834)	(13,600)	0	(317,530)
Material	(23,070)	(6,754)	(66)	0	(29,890)
Third party services	(51,665)	(24,614)	(831)	0	(77,110)
Fuel for production of electric energy	(132,803)	0	(601,830)	0	(734,633)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	114,133	0	543,152	0	657,285
Financial compensation for the use of hydro resources	(131,737)	0	0	0	(131,737)
Depreciation and amortization	(326,256)	(135,177)	(2,881)	0	(464,314)
Provisions	(131,110)	14,862	(1,947)	0	(118,195)
Others	(8,452)	(11,424)	(788)	0	(20,664)

	(824,056)	(333,941)	(78,791)	0	(1,236,788)

Cost of third party services	(1,307)	(2,228)	0		(3,535)

	(1,167,887)	(336,169)	(295,506)	0	(1,799,562)

Gross operational income	1,014,710	154,422	(104,386)	0	1,064,746

Operating expenses
Sales expenses	(11,694)	(11,460)	(128,720)	0	(151,874)
Administrative and general expenses	(146,944)	(154,770)	(24,405)	0	(326,119)
Other operating expenses	(24,352)	(25,116)	(1,381)	0	(50,849)
	(182,990)	(191,346)	(154,506)	0	(528,842)
Service result	831,720	(36,924)	(258,892)	0	535,904

Revenue from multi-media communication	0	0	0	2,156	2,156

Result on the Equity Method	0	0	0	(432,651)	(432,651)

Financial Revenue (Expense)
Income from financial applications	106,780	18,150	714	0	125,644
Arrears on energy sold	42,215	0	0	0	42,215
Monetary variation – asset	13,496	11,464	22,979	0	47,939
Monetary variation – liability	(391,977)	(53,044)	(12,578)	0	(457,599)
Debt charges	(780,969)	(28,255)	(6,115)	0	(815,339)
Others	(1,256)	1,110	2,687	4,175	6,716
	(1,011,711)	(50,575)	7,687	4,175	(1,050,424)
Other revenues	0	0	0	0	0

Other expenses	0	0	0	0	0

Operating Result	(179,991)	(87,499)	(251,205)	(426,320)	(945,015)

Non-Operating Result	(13,167)	(7,473)	(1,757)	0	(22,397)

Loss before income tax	(193,158)	(94,972)	(252,962)	(426,320)	(967,412)

Loss for the period	(193,158)	(94,972)	(252,962)	(426,320)	(967,412)

Loss per share - R$	(3)	(1)	(4)	(6)	(14)

	Parent Company

	2009

	Generation	Transmission	Comercialization	Other	Total

Operating Revenue
Supply of electric energy	754,615	0	0	0	754,615
Gross supply of electric energy	1,240,015	0	273,313	0	1,513,328
Availability of transmission grid	0	568,886	0	0	568,886
Electric energy traded at CCEE	125,280		0	0	125,280
Other operating revenues	195,021	20,397	104	0	215,522

	2,314,931	589,283	273,417	0	3,177,631

Deductions to Operating Revenue
Sales taxes - ICMS	(18,033)	0	(25,596)	0	(43,629)
Social contribution – PASEP	(32,250)	(4,707)	(2,683)	0	(39,640)
Social contribution – COFINS	(148,556)	(21,710)	(12,371)	0	(182,637)
Service tax - ISS	(34)	(760)	(2)	0	(796)
Global Reversion Reserve	(53,043)	(14,205)	(6,191)	0	(73,439)
Energetic development account - CDE	(25,253)	0	0	0	(25,253)
Fuel consumption account - CCC	(103,795)	0	0	0	(103,795)
Research and Development	(18,534)	(5,393)	(2,242)	0	(26,169)
Others	(63,785)	0	0	0	(63,785)

	(463,283)	(46,775)	(49,085)	0	(559,143)

Net Operating Revenue	1,851,648	542,508	224,332	0	2,618,488

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(4,814)	0	(261,462)	0	(266,276)
Charges on the use of electric grid	(383,674)	0	0	0	(383,674)

	(388,488)	0	(261,462)	0	(649,950)

Operating expenses
Personnel	(136,744)	(169,822)	0	0	(306,566)
Material	(28,242)	(14,130)	0	0	(42,372)
Third party services	(60,649)	(29,528)	0	0	(90,177)
Fuel for production of electric energy	(174,175)	0	(622,524)	0	(796,699)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	154,440	0	572,942	0	727,382
Financial compensation for the use of hydro resources	(151,956)	0	0	0	(151,956)
Depreciation and amortization	(313,992)	(143,439)	0	0	(457,431)
Provisions	(150,408)	(43,134)	(543)	0	(194,085)
Others	(16,539)	(8,031)	0	0	(24,570)

	(878,265)	(408,084)	(50,125)	0	(1,336,474)

Cost of third party services	(1,178)	(3,732)	0	0	(4,910)

	(1,267,931)	(411,816)	(311,587)	0	(1,991,334)

Gross operational income	583,717	130,692	(87,255)	0	627,154

Operating expenses
Sales expenses	(16,645)	(18,570)	(96,385)	0	(131,600)
Administrative and general expenses	(160,388)	(162,162)	(7,927)	0	(330,477)
Other operating expenses	41,150	47,229	2,720	0	91,099
	(135,883)	(133,503)	(101,592)	0	(370,978)
Service result	447,834	(2,811)	(188,847)	0	256,176

Revenue from multi-media communication	0	0	0	6,568	6,568

Result on the Equity Method	0	0	0	(19,519)	(19,519)

Financial Revenue (Expense)
Income from financial applications	77,973	1,422	67	0	79,462
Arrears on energy sold	47,196	0	0	0	47,196
Monetary variation – asset	6,074	3,034	3,051	0	12,159
Monetary variation – liability	79,195	165,563	16,534	0	261,292
Debt charges	(921,370)	(23,698)	(4,345)	0	(949,413)
Others	1,777	13,119	6,419	8	21,323
	(709,155)	159,440	21,726	8	(527,981)
Other revenues	230	217	0	0	447

Other expenses	(5,492)	(6,133)	(197)	0	(11,822)

Operating Result	(266,583)	150,713	(167,318)	(12,943)	(296,131)

Non-Operating Result				0	0

Loss before income tax	(266,583)	150,713	(167,318)	(12,943)	(296,131)

Loss for the period	(266,583)	150,713	(167,318)	(12,943)	(296,131)

Loss per share - R$	(3)	2	(2)	(0)	(4)

	Parent Company

	2008

	Generation	Transmission	Comercialization	Other	Total

Operating Revenue
Supply of electric energy	1,017,628	0	0	0	1,017,628
Gross supply of electric energy	1,229,926	0	198,153	0	1,428,079
Availability of transmission grid	0	513,615	0	0	513,615
Electric energy traded at CCEE	243,462	0	0	0	243,462
Other operating revenues	187,658	17,303	95	0	205,056

	2,678,674	530,918	198,248	0	3,407,840

Deductions to Operating Revenue
Sales taxes - ICMS	(17,868)	0	(20,289)	0	(38,157)
Social contribution – PASEP	(36,749)	(3,812)	(1,989)	0	(42,550)
Social contribution – COFINS	(169,288)	(17,586)	(9,168)	0	(196,042)
Service tax - ISS	(39)	(608)	(2)	0	(649)
Global Reversion Reserve	(64,782)	(13,447)	(4,656)	0	(82,885)
Energetic development account - CDE	(27,957)	0	0	0	(27,957)
Fuel consumption account - CCC	(120,852)	0	0	0	(120,852)
Research and Development	(21,820)	(4,874)	(1,604)	0	(28,298)
Others	(36,722)	0	0	0	(36,722)

	(496,077)	(40,327)	(37,708)	0	(574,112)

Net Operating Revenue	2,182,597	490,591	160,540	0	2,833,728

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	0	0	(216,715)	0	(216,715)
Charges on the use of electric grid	(342,524)	0	0	0	(342,524)

	(342,524)	0	(216,715)	0	(559,239)

Operating expenses
Personnel	(133,096)	(170,834)	0	0	(303,930)
Material	(23,069)	(6,754)	0	0	(29,823)
Third party services	(51,665)	(24,614)	0	0	(76,279)
Fuel for production of electric energy	(132,803)	0	(601,830)	0	(734,633)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	114,133	0	543,152	0	657,285
Financial compensation for the use of hydro resources	(131,737)	0	0	0	(131,737)
Depreciation and amortization	(326,165)	(135,177)	0	0	(461,342)
Provisions	(131,110)	14,862	(1,947)	0	(118,195)
Others	(8,452)	(11,424)	(732)	0	(20,608)

	(823,964)	(333,941)	(61,357)	0	(1,219,262)

Cost of third party services	(1,307)	(2,228)	0		(3,535)

	(1,167,795)	(336,169)	(278,072)	0	(1,782,036)

Gross operational income	1,014,802	154,422	(117,532)	0	1,051,692

Operating expenses
Sales expenses	(11,694)	(11,460)	(102,117)	0	(125,271)
Administrative and general expenses	(146,944)	(154,770)	(6,028)	0	(307,742)
Other operating expenses	(24,352)	(25,116)	(970)	0	(50,438)
	(182,990)	(191,346)	(109,115)	0	(483,451)
Service result	831,812	(36,924)	(226,647)	0	568,241

Revenue from multi-media communication	0	0	0	2,156	2,156

Result on the Equity Method	0	0	0	(456,507)	(456,507)

Financial Revenue (Expense)
Income from financial applications	106,780	18,150	698	0	125,628
Arrears on energy sold	42,215	0	0	0	42,215
Monetary variation – asset	12,999	11,464	3,511	0	27,974
Monetary variation – liability	(391,850)	(53,044)	(7,165)	0	(452,059)
Debt charges	(779,381)	(28,255)	(3,463)	0	(811,099)
Others	(1,256)	1,110	3,136	4,175	7,165
	(1,010,493)	(50,575)	(3,283)	4,175	(1,060,176)
Other revenues	0	0	0	0	0

Other expenses	0	0	0	0	0

Operating Result	(178,681)	(87,499)	(229,930)	(450,176)	(946,286)

Non-Operating Result	(13,167)	(7,472)	(487)	0	(21,126)

Loss before income tax	(191,848)	(94,971)	(230,417)	(450,176)	(967,412)

Loss for the period	(191,848)	(94,971)	(230,417)	(450,176)	(967,412)

Loss per share - R$	(3)	(1)	(3)	(6)	(14)

Cash Flow for the period ended on September 30 (R$ thousand)

	Parent Company		Consolidated

	2009	2008	2009	2008

Operating Activities

Loss for the period	(296,131)	(967,412)	(296,131)	(967,412)

Expenses(revenues) not affecting cash
Depreciation and amortization	468,641	473,941	473,055	477,774
Monetary and currency variation - assets	(43,837)	(55,627)	(46,074)	(96,627)
Monetary and currency variation - liabilities	(257,364)	449,891	(263,862)	449,980
Financial charges	946,507	766,274	956,934	815,339
Equity method	19,519	456,507	(7,040)	432,651
Provision for credits of questionable liquidation	266,253	247,742	281,951	265,554
Provisions for contingencies	(59,719)	15,830	(54,404)	16,086
Income/loss asset sales	15,095	6,626	15,095	6,626

	1,058,964	1,393,772	1,059,524	1,399,971

Variation of operational asset
Consumers, concessionaires and affiliates	(113,892)	(51,178)	(144,290)	(67,140)
Credit taxes	(112,290)	(110,547)	(112,645)	(116,422)
Debtors	(20,964)	4,481	(22,740)	4,469
Stored materials	9,625	(7,625)	9,677	(7,542)
Expenses paid in advance	5,307	5,363	5,307	5,363
Subsidiaries credits	3,447	(85,197)	3,447	(85,197)
Other	(110,414)	10,134	(143,537)	31,900

	(339,181)	(234,569)	(404,781)	(234,569)

Variation of operational liability
Payment-roll	(5,901)	(5,099)	(6,290)	(5,450)
Suppliers	(141,168)	(101,299)	(107,322)	(73,842)
Consumers	(28,255)	(26,443)	(28,255)	(26,443)
Taxes and social contributions	(5,969)	(29,253)	(6,144)	(29,791)
Estimated obligations	30,069	30,015	32,041	31,603
Private security fund	(202)	(7,978)	(202)	(7,978)
Regulatory taxes	(10,294)	(23,439)	(10,080)	(23,385)
Research and development	(13,044)	13,594	(13,487)	14,397
Other	27,122	(2,535)	63,703	(25,476)

	(147,642)	(152,437)	(76,036)	(146,365)

	572,141	1,006,766	578,707	1,019,037

Financial charges payable	(329,032)	(329,897)	(325,719)	(331,493)
Financial charges receivable	3,010	12,436	104	11,998
Legal deposits	(206,454)	(18,704)	(206,454)	(18,817)

	(532,476)	(336,165)	(532,069)	(338,312)

	39,665	670,601	46,638	680,725

Financing Activities
Loans and financing obtained	11,084	0	11,084	0
Loans and financing payable - principal	(772,944)	(192,950)	(768,755)	(194,516)

	(761,860)	(192,950)	(757,671)	(194,516)

Investment Activities
Loans and financing granted	0	(109,000)	0	(109,000)
Receivables from loans and financing granted	652,331	61,149	648,142	61,149
Acquisition of permanent assets	(288,493)	(242,088)	(296,929)	(250,022)
Acquisition of equity investment	(84,429)	(82,768)	(84,429)	(82,768)
Equity investment receivables	4,364	0	4,364	0
Deferred asset increase	0	(106)	0	(177)

Net investment activities	283,773	(372,813)	271,148	(380,818)

Increase in cash and cash equivalent	(438,422)	104,838	(439,885)	105,391

Cash and cash equivalent – beginning of period	1,286,494	1,098,160	1,290,670	1,101,745
Cash and cash equivalent – end of period	848,072	1,202,998	850,785	1,207,136

Increase in cash and cash equivalent	438,422	(104,838)	439,885	(105,391)

			R$ million

	EBITDA		EBITDA Margin

	3rd qrt/09	9 month/09	3rd qrt/09	9 month/09

Parent Company	320.04	694.09	35.79%	26.51%

Consolidated	320.92	695.64	35.39%	26.16%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated MWh		Beginning operation	End of concession	Beginning concession / authorization (Eletronorte)

			3rd qrt/09	9 month/09

UHE Coaracy Nunes	76.95		161,796	463,377	04/1975	8/7/2015

Complexo de Tucuruí	8,370.00	4,140	8,164,331	34,722,295	04/1984	11/7/2024	Concession Decree 74.279 de 11/07/1974 – First Unit - 30/12/1984 - Regulation DNAEE 58 of 18/05/1983

UHE Samuel	216.75		172,619	747,870	03/1989	14/9/2009	Concession Decree 83.975 de 14.09.1979

UHE Curuá- Una	30.30	24	57,762	183,822	12/2005	27/7/2028	Concession transfer da UHE Curuá-Una da CELPA para a ELETRONORTE as per Resolução Autorizativa Nº 345, de 18 de October de 2005.

UTE Electron	120.00		0	0	06/2005	undefined	Regulation 156 de 06/07/1990, autoriza a ELETRONORTE a estabelecer, para fins de regularização.

UTE Rio Madeira	119.35		2,617	5,850	04/1968	undefined	Regulation MME 1.130 de 08/09/1988 autoriza a ELETRONORTE a estabelecer a plant Rio Madeira.

UTE Santana	178.10		135,074	353,152	01/1993	undefined	Regulation 414 de 2/12/1994 autoriza a ELETRONORTE a establecer a UTE Santana.

UTE Rio Branco I	18.60		0	4	02/1998	undefined	Regulation 156 de 06/07/1990, autoriza a ELETRONORTE a estabelecer, para fins de regularização.

UTE Rio Branco II	31.80		0	8	04/1981	undefined	Regulation 156 de 06/07/1990, autoriza a ELETRONORTE a estabelecer, para fins de regularização.

UTE Rio Acre	45.49		1,714	3,300	04/1994	undefined	Regulation DNAEE 235 de 21/10/1988 and Regulation MME 343 of 19/05/1989, authorizes Eletronorte to establish fora UTE Rio Acre (3 x 10.000 kW); Regulation DNAEE 606 de 31/08/1994 revoga Regulation DNAEE 235 and authorizes the installation of 2 generators of 21,500 KW.

UTE Senador Arnon Afonso Farias de Mello	85.92		0	0		undefined	Regulation ANEEL 1.018 dated 21/08/2007 autorizes transfer of UTE from Boa Vista Energia to ELETRONORTE.

Electric energy purchased for resale

	3rd qrt/09	9 month/09

MWh	1,478,921	3,410,651
R$ million	93.2	266.2

Energy sold

Sale	3rd qrt/09		9 month/09

	R$ million	MWh	R$ million	MWh

Through auction	295.38	3,599,422.41	857.59	10,638,741.83
Through free market agreements or bilateral contracts	514.20	6,254,755.87	1,445.90	17,673,721.27

Total	809.58	9,854,178.28	2,303.49	28,312,463.10

CCEE liquidation – Sold

Type of contract	UNIT	3rd qrt/09	9 month/09

	R$ million	30.02	200.81
CCEE	MWh	1,821,489.13	11,726,814.06
	MWaverage	824.95	5,381.82

CCEE liquidation – Purchase

Type of contract	UNIT	3rd qrt/09	9 month/09

	R$ million	26.50	66.66
CCEE	MWh	2,435,897.62	3,444,914.77
	MWaverage	1,103.22	1,567.45

CCEE liquidation – Net

Type of contract	UNIT	3rd qrt/09	9 month/09

	R$ million	3.52	134.15
CCEE	MWh	(614,408.49)	8,281,899.29
	MWaverage	(278.27)	3,814.37

Fuel for production of electric energy

		3rd qrt/09		9 month/09

Type	Metric unit	Quantity	R$ million	Quantity	R$ million

Diesel oil	Litre	57,551,159	108,605	135,064,159	275,766
PTE oil	litre	135,042,800	256,212	298,851,800	520,934

Losses in generation - %

3rd qrt/09	9 month/09

0.14	0.08

Losses in transmission - % - (Isolated system)

3rd qrt/09	9 month/09

4.22	2.99

Extension of transmission lines (km) – 09/30/09

Concession Area		Extension (km)	Tension	Beginning operation		End of concession

Isolated system
ABUNÃ	RIO BRANCO	302	230	NOVEMBER	2002	July, 2015
ARIQUEMES	JARÚ	83.82	230	SEPTEMBER	1997	July, 2015
JARÚ	JI-PARANÁ	80.69	230	SEPTEMBER	1997	July, 2015
SAMUEL	ARIQUEMES	151.6	230	AUGUST	1994	July, 2015
SAMUEL	PORTO VELHO	40.55	230	JULY	1989	July, 2015
SAMUEL	PORTO VELHO	40.55	230	JULY	1989	July, 2015
SAMUEL ( USINA )	SAMUEL ( SE )	2.85	230	JULY	1989	July, 2015
PORTO VELHO	ABUNÃ	188	230	MAY	2002	July, 2015
BOA VISTA	SANTA ELENA	190.2	230	JULY	2001	July, 2015
JI-PARANÁ	PIMENTA BUENO	117.8	230	JUNE	2008	July, 2015
PIMENTA BUENO	VILHENA	160.2	230	OCTOBER	2008	July, 2015

Sub-total 230 kV		1,358.26

COARACY NUNES	SANTANA	108	138	OCTOBER	1975	July, 2015
COARACY NUNES	SANTANA	109	138	FEBRUARY	2005	July, 2015
SANTANA	PORTUÁRIA	4	138	APRIL	1996	July, 2015
COARACY NUNES	TARTARUGALZINHO	87	138	JUNE	2000	July, 2015
ABUNÃ	GUAJARÁ MIRIM	129	138	MAY	2002	July, 2015
RIO BRANCO	EPITACIOLÂNDIA	194.48	138	MARCH	2008	July, 2015
JI-PARANÁ	ROLIM DE MOURA	108	138	AUGUST	2008	July, 2015

Sub-total 138 kV		739.48

RIO BRANCO	TANGARÁ	19.02	69	FEBRUARY	2003	July, 2015
RIO BRANCO	TANGARÁ	19.02	69	FEBRUARY	2003	July, 2015
RIO BRANCO	SÃO FRANCISCO	8.68	69	NOVEMBER	2002	July, 2015
RIO BRANCO	SÃO FRANCISCO	8.68	69	NOVEMBER	2002	July, 2015
SANTANA	MACAPÁ II	20	69	NOVEMBER	1996	July, 2015
SANTANA	EQUATORIAL	13	69	AUGUST	2000	July, 2015
TARTARUGALZINHO	CALÇOENE	130	69	DECEMBER	2001	July, 2015
TARTARUGALZINHO	AMAPÁ	17	69	FEBRUARY	2002	July, 2015
EQUATORIAL	MACAPÁ	4	69	NOVEMBER	2005	July, 2015
ALFAVILLE	RIO MADEIRA	15.93	69	JULY	1989	July, 2015
ALFAVILLE	RIO MADEIRA	15.93	69	JULY	1989	July, 2015
JI-PARANÁ	ROLIM DE MOURA	108	69	DECEMBER	1999	July, 2015
PORTO VELHO	AREAL	11.82	69	APRIL	1999	July, 2015
PORTO VELHO	AREAL	13.14	69	SEPTEMBER	1999	July, 2015
SANTANA	SANTA RITA	12.6	69	DECEMBER	2007	July, 2015
RIO BRANCO	SENA MADUREIRA	152	69	AUGUST	2008	July, 2015
EQUATORIAL	SANTA RITA	5.09	69	SEPTEMBER	2008	July, 2015
PORTO VELHO	TIRADENTES	6.25	69	NOVEMBER	1989	July, 2015
PORTO VELHO	TIRADENTES	6.25	69	NOVEMBER	2007	July, 2015
TIRADENTES	ALFAVILLE	7.18	69	NOVEMBER	2008	July, 2015
TIRADENTES	ALFAVILLE	7.18	69	NOVEMBER	2008	July, 2015

Sub-total 69 kV		488.78

RIO ACRE	RIO BRANCO I	0.21	13.8	DECEMBER	1994	July, 2015
RIO ACRE	SÃO FRANCISCO	0.86	13.8	JANUARY	2002	July, 2015
RIO BRANCO II	RIO BRNACO I	6.2	13.8	DECEMBER	1994	July, 2015
RIO BRANCO II	SÃO FRANCISCO	6.36	13.8	JANUARY	2002	July, 2015
SAMUEL ( USINA )	SAMUEL ( SE )	1.14	13.8	JULY	1989	July, 2015
RIO BRANCO II	TANGARÁ	3		JANUARY	2001	July, 2015

Sub-total 13.8 kV		17.77

Isolated system total		2,604.29

Interconnected system

COLINAS	MIRACEMA	173.97	500	MARCH	1999	July, 2015
IMPERATRIZ	COLINAS	342.6	500	MARCH	1999	July, 2015
IMPERATRIZ	MARABÁ	181.09	500	APRIL	1981	July, 2015
IMPERATRIZ	MARABÁ	181.82	500	MARCH	1988	July, 2015
IMPERATRIZ	PRES. DUTRA	386.6	500	OCTOBER	1982	July, 2015
IMPERATRIZ	PRES. DUTRA	385.3	500	FEBRUARY	1988	July, 2015
TUCURUÍ	MARABÁ	222.14	500	OCTOBER	1981	July, 2015
TUCURUÍ	MARABÁ	221.7	500	FEBRUARY	1988	July, 2015

PRES. DUTRA	BOA ESPERANÇA	205.39	500	OCTOBER	1982	July, 2015
SÃO LUIZ II	PRES. DUTRA	299.83	500	JULY	1984	July, 2015
SÃO LUIZ II	PRES. DUTRA	297.85	500	MARCH	1986	July, 2015
TUCURUÍ	VILA DO CONDE	327.1	500	DECEMBER	1981	July, 2015
TUCURUÍ ( USINA )	TUCURUÍ ( SE )	10.71	500	NOVEMBER 1984 to MAY 2005

Sub-total 500 kV		3,236.10

ALTAMIRA	RURÓPOLIS	330.02	230	OCTOBER	1988	July, 2015
BARRA PEIXE	RONDONÓPOLIS	216.79	230	OCTOBER	1997	July, 2015
RONDONÓPOLIS	COXIPÓ	187.8	230	SEPTEMBER	1988	July, 2015
RONDONÓPOLIS	COXIPÓ	187.8	230	JULY	1984	July, 2015
COXIPÓ	NOBRES	105	230	APRIL	2001	July, 2015
NOBRES	SINOP	338.1	230	AUGUST	2008	July, 2015
GUAMÁ	UTINGA	19.4	230	DECEMBER	1981	July, 2015
GUAMÁ	UTINGA	19.4	230	DECEMBER	1981	July, 2015
IMPERATRIZ	PORTO FRANCO	110.1	230	OCTOBER	1994	July, 2015
JAURU	COXIPÓ	366	230	JUNE	2003	July, 2015
JAURU	COXIPÓ	366	230	JUNE	2003	July, 2015
MIRANDA II	PERITORÓ	94.2	230	DECEMBER	2002	July, 2015
PRES. DUTRA	PERITORÓ	115	230	MARCH	2003	July, 2015
PERITORÓ	COELHO NETO	223	230	JULY	2006	July, 2015
COELHO NETO	TERESINA	127.1	230	SEPTEMBER	2006	July, 2015
SÃO LUIZ II	MIRANDA II	105.3	230	NOVEMBER	2002	July, 2015
SÃO LUIZ II	SÃO LUIZ I	18.6	230	JANUARY	1983	July, 2015
SÃO LUIZ II	SÃO LUIZ I	19	230	SEPTEMBER	1988	July, 2015
TUCURUÍ	ALTAMIRA	317.6	230	JUNE	1998	July, 2015
UTINGA	SANTA MARIA	93.02	230	DECEMBER	1994	July, 2015
VILA DO CONDE	GUAMÁ	49.3	230	APRIL	1981	July, 2015
VILA DO CONDE	GUAMÁ	49.3	230	DECEMBER	1982	July, 2015
MARABÁ	CARAJÁS	145	230	OCTOBER	2004	July, 2015
BARRA PEIXE	RONDONÓPOLIS	217	230	MAY	2008	July, 2015
RIO VERDE (BARRA	RONDONÓPOLIS	177.83	230	JULY	1983	July, 2015
DO PEIXE)
SÃO LUIZ II	UTE SÃO LUIZ	0.05	230	JANUARY	1982	July, 2015
CARAJÁS	INTEGRADORA	83	230	AUGUST	2008	July, 2015

Sub-total 230 kV		4,080.71

TUCURUÍ-VILA	CAMETÁ	214.21	138	AUGUST	1998	July, 2015
COXIPÓ	Rondonopolis-Cemat	188.6	138	JULY	1981	July, 2015
COUTO	Rondonopolis-Cemat	176	138	APRIL	1981	July, 2015
MAGALHÃES
CURUÁ-UNA	TAPAJÓS-Celpa	68.8		JANUARY	2006	July, 2015

Sub-total 138 kV		647.61	647.61

TUCURUÍ	TUCURUÍ VILA	2.3	69	JULY	1997
TUCURUÍ ( USINA )	TUCURUÍ ( SE )	1.4	69	JANUARY	1980
TUCURUÍ ( USINA )	TUCURUÍ ( SE )	1.4	69	DECEMBER	1985

Sub-total 69 kV		5.1

Interconnected system total		7,969.52

General total		10,573.81

Average tariff – R$/MWh

3rd qrt/09	9 month/09

82.07	81.33

Main investments – R$ million

Projects	3rd qrt/09	9 month/09

Transmission	92,318,211	239,137,086

TS Acre/Rondônia	690,868	3,074,315
TS Amapá	503,664	1,431,321
TS Roraima	-	459,484
Reinforcement of the Isalated System	2,526,092	6,575,572
TS North/Northeast-Maranhão	7,060,634	16,521,676
TS Mato Grosso	-	-
Transmission system maintenance	5,778,303	16,884,279
TS North/Northeast-Pará	1,631,558	6,047,092
TL Oiapoque-Calçoene	-	84,825
TL Maranhão Implantation	9,089,828	11,527,535
TL Rib. Gonçalves/Balsas Implantation	802,658	29,407,155
SE Miranda II Implantation	10,825,051	31,528,578

Reinforcement interconnected system	53,409,555	115,595,254

Generation	7,317,827	17,010,620

HPU Coaracy 2nd stage	53,886	66,519
Generation system maintenance	5,863,627	9,395,929
HPU Tucuruí	1,375,632	7,373,270
HPU Curuá-Una-Amplia	24,682	174,902

Others	4,981,685	18,427,449

Preservation and conservation	4,086,677	11,629,086
Infrastructure - real estate	-	-
Infrastructure – other assets	38,894	129,865
Infrastructure - tecnologies	593,103	6,405,487
Headquarters	263,011	263,011

TOTAL	104,617,723	274,575,155

New owner investments – Transmission

Enterprise	State/ Vanue	Total of Investment R$ millions	Extension km	Beginning of Operation	End of Concession

LT São Luís II – São Luís III SE São Luís III – 230/69 kV– 150 MVA	MA	75.00	35	Estimated for september 2009. Delayed due to rain in the region. New estimate: Dec. 2009	2039
TL Ribeiro Gonçalves - Balsas 230 kV - CS SE Balsas 230/69 Kv - Adaptações SE Riberio Gonçalves	MA/PI	102.04	95	jun/10	2040
LT Presidente Dutra - São Luis II C1 e C2 / SE Miranda II – Split of TL	MA	86.75	3.24	nov/10	2040

Obs: The projects above started in 2008.

Loans and financing – R$ million

Creditor	Currency	Balance	Date due	PERIODICITY

ELETROBRAS
ECR - 257/97 - BID	US$	383.4	6/4/2024	Semi-annual installments
ECR - 259/98 - CAF	US$	56.9	4/8/2014	Semi-annual installments

		440.3

ECR - 260/98 - EXIMBANK	Yen	181.9	6/4/2024	Semi-annual installments

		181.9

ECF-1848/98	IGPM	2,625.9	30/12/2024	Quartelly installments
DEL-012/2007 ELB	IGPM	2,770.8	30/12/2024	Quartelly installments

		5,396.7

ECF-1424/96	RGR	24.4	30/6/2016	Monthly installments
ECF-1545/97	RGR	90.0	30/3/2016	Monthly installments
ECF-1554/97 RN	RGR	19.4	30/6/2016	Monthly installments
ECF-1630/97 RN	RGR	1.3	30/4/2016	Monthly installments
ECF-1659/97 RN	RGR	2.2	30/6/2016	Monthly installments
ECF-1674/97 RN	RGR	2.9	30/3/2009	Monthly installments
ECF-1679/97 RN	RGR	0.9	30/8/2011	Monthly installments
ECF-2092/01 N	RGR	303.9	30/9/2022	Monthly installments
RES-765/02	RGR	660.1	29/10/2012	Monthly installments
RES-766/02	RGR	162.7	29/10/2012	Monthly installments
ECF-2710/08 RGR	RGR	11.5	31/12/2015	Monthly installments
		1,279.3

Total		7,298.2

Financing institution
CREDIT BALBINA-0111- FRETES	Euro	0.1	31/12/2013	Semi-annual installments
CREDIT NATIONAL-0118- BALBINA	Euro	0.3	31/12/2015	Semi-annual installments
CREDIT NATIONAL- 0122-SAMUEL	Euro	2.2	31/12/2016	Semi-annual installments
CREDIT NATIONAL- 0184-	Euro	0.1	31/12/2012	Semi-annual installments
DMLP - Tesouro Nacional	Euro	3.7	15/4/2014	Semi-annual installments

Total		6.4

BNDES - 03.2.782.3.1	R$	714.9	15/9/2016	Monthly installments

Total		714.9

Supply
PETROBRAS DISTRIBUIDORA S/A	R$	186.5	31/7/2011	Monthly installments

Total		186.5

General total		8,206.0

Contract obligations – 09/30/09

Loans and Financing	2009	2010	2011	2012	2013	2014	After 2014

Generation	201.8	364.3	350.2	289.0	303.7	320.9	5,456.7
Transmission	58.1	69.4	68.4	68.8	76.8	70.6	450.7
Commercialization	0.0	9.4	9.4	9.4	9.4	9.4	9.4

Energy Purchase Agreement		2010	2011	2012	2013	2014	After 2014

Termo Norte	MWh	1,200,108	0	0	0	0	0
	R$	236,336	0	0	0	0	0
Edelca	MWh	580,786	601,977	623,673	644,194	667,699	692,061
	R$	64,794	69,401	71,144	72,793	74,863	77,016
CCEE	MWh	1,735,350	2,410,246	2,410,246	2,410,246	2,410,246	2,410,246
	R$	267,633	259,089	336,065	450,856	465,588	465,588

TOTAL	MWh	2,317,336	3,012,223	3,033,919	3,054,440	3,077,944	3,102,306
	R$	568,763	328,490	407,209	523,649	540,451	542,604

Partnership

Generation

SPC/Consortium	Assured Energy - MW	Participation %	Enterprise Value R$ million	Partnership		Generated Energy

				Partners	%	3rd qrt/09

EAPSA - Enerigia Águas da Pedra UHE Dardanelos	261MW (installed capacity)154.9 MW (assured energy)	24.5	760	Neoenergia Chesf	51 24.5	Under construction

AMAPARI ENERGIA UTE Serra do Navio e PCH Capivara	UTE Serra do Navio 23.30 MW (assured energ**)21 MW (installed capacity ***)	49	84,7	MPX Mineração e Metálicos S.A	51	UTE Serra do Navio 29.446,61 MWh

	PCH Capivara 29.8 Mw (installed capacity)		210			Viability studies

(**) Value contracted with supplier
(***) Value of contract between Amapari and Anglo Ferrous do Brasil

Transmission

SPE/Consortium	Object	Participation %	Enterprise Value R$ million	Partnership		In operation

				Partners	%	Yes	No

AETE - Amazônia Eletronorte Transmissora de Energia S.A.	TL Coxipó-Cuiabá- Rondonópolis, 230 KV with 193 Km SE	49	116.0	Bimetal Indústria e Comércio de Produtos Metalúrgicos Ltda.	24.5	X

	Seccionadora Cuiabá			Alubar Cabos SA	13.25

				Linear Participações e Incorporações Ltda	13.25

INTESA - Integração Transmissora de Energia S.A.	TL Colinas- Miracema- Gurupi-Peixe Nova-Serra da Mesa 2, 500KV with 695 Km	37	500.0	Fundo de Investimento em Participação Brasil Energia	51	X

				Chesf	12

BRASNORTE Transmissora de Energia SA	TL Jauru - Juba – C2 e Maggi - Nova Mutum, both 230 kV, SE Juba and SE Maggi - 230/138 kV with 402 Km	45	238.0	Terna Participações S.A	35	X

				Bimetal Indústria e Comércio de Produtos Metalúrgicos Ltda.	20

Manaus Transmissora de Energia S.A.	TL Oriximiná - Itacoatiara - Cariri, 500kV, with 586 Km, SE Itacoatiara and SE Cariri	30	1,204.7	Chesf	19.5		X

				Abengoa Concessões Brasil Holding S.A.	50.5

Porto Velho Transmissora de Energia S.A.	SE Coletora Porto Velho - 500/230 kV, 2 Converse station (Back-to- Back), 400 MW and TL Coletora Porto Velho – Porto Velho, C1/C2, 230 KV with 17.30 km.	24.5	517.7	Eletrosul	24.5		X

				Abengoa Concessões Brasil Holding S.A.	25.5

				Construtora Andrade Gutierrez	25.5

Estação Transmissora de Energia S.A.	Converse station 01 CA/CC, 500/±600 KV and Inverse station 01 CC/CA, ±600/500 kV	24.5	1,428.5	Eletrosul	24.5		X

				Abengoa Concessões Brasil Holding S.A.	25.5

				Construtora Andrade Gutierrez	25.5

Norte Brasil Transmissora de Energia S.A	TL Coletora Porto Velho (RO) – Araraquara (SP), ±600 KV with 2,375 Km	24.5	1,787.7	Eletrosul	24.5		X

				Abengoa Concessões Brasil Holding S.A.	25.5

				Construtora Andrade Gutierrez	25.5

LINHA VERDE Transmissora de Energia S.A.	TL Porto Velho (RO) – Samuel (RO) – Ariquemes (RO)	49	412.0	Abengoa Concessões Brasil Holding S.A.	25.5		X

	- Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT), with 987 Km			CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	25.5

RIO BRANCO Transmissora de Energia S.A.	TL Porto Velho (RO) – Abunã (RO) - Rio Branco (AC), with 487 Km	49	238.0	Abengoa Concessões Brasil Holding S.A.	25.5	X

Number of employees – 09/30/09

Composition of	Number of
employees by tenure	employees
(Years)

Up to 5	1,413
6 to 10	56
11 to15	57
16 to 20	770
21 to 25	583
over 25	832

Total	3,711

Department	Number of
employees

Field	1,574
Administrative	2,137

Total	3,711

Complementary work force – 09/30/09

Contracted	Other (*)

649	26

(*) Employees from others companies of the Eletrobrás System

Marketletter – September 2009
Eletronuclear

Balance Sheet for the period ended on September 30 (R$ thousand)

Assets	2009	2008
		(reclassified)

Current Assets
Cash and banks	87,237	65,439
Concessionaires and affiliates	279,099	291,674
Debtors	53,120	57,705
Storage
- Nuclear fuel elements	324,634	286,903
- Stored goods	38,309	46,902
Actuarial assets	25,578	24,049
Tax credits	27,972	30,560
Deferred costs	0	50,250
Other rights	6,015	5,186

	841,964	858,668

Non-Current Assets
Stored materials
- Uranium concentrate	45,323	73,863
- Nuclear fuel elements	314,390	219,064
- Stored goods	261,171	240,704
Service in course – nuclear fuel	27,674	105,737
Actuarial assets	83,024	107,162
Funding - decommissioning	58,049	23,826
Collaterals and linked deposits	6,640	6,149
Other rights	17,343	15,732

	813,614	792,237

Investments	1,265	1,265

Property, plant and equipment
Cost excluding depreciation and amortization	6,777,992	6,524,874
(-) Obligations linked to the concession	(1,056)	(2,641)

	6,776,936	6,522,233

Intangibles	33,122	32,122

	7,624,937	7,347,857

Total Assets	8,466,901	8,206,525

(R$ thousand)

Liabilities and Stockholders’ Equity	2009	2008
		(reclassified)

Current Liabilities
Suppliers	79,873	140,629
Debt charges	14,900	53,420
Loans and financing	90,568	131,422
Taxes and social contributions	51,523	37,112
Fundação Real Grandeza (pension fund) – debt	25,578	24,049
Dividends	10,767	30,234
Income participation	25,861	6,987
Payment-roll obligations	12,219	10,529
Provisions for 13th month wages and vacations	54,283	49,397
Income tax and social contribution provision	8,697	0
Other obligations	6,025	4,972

	380,294	488,751

Non-Current Liabilities
Loans and Financing	3,008,603	2,506,364
Taxes and social contributions	76,062	52,516
Fundação Real Grandeza – debt	83,024	107,162
Nucleos – actuarial provision	106,603	113,310
Liability for decommissioning	215,395	513,738
Provision for legal contingencies	39,894	88,831
Income tax and social contribution provision	128,316	0
Other obligations	0	6

	3,657,897	3,381,927

Stockholders’ Equity
Social capital	3,296,032	3,295,768
Capital reserves	903,064	903,064
Income reserves	120,641	16,818
Accrued income	0	239,663
Income (loss) for the period	108,973	(119,730)
Resources for capital increase	0	264

	4,428,710	4,335,847

Total Liabilities and Stockholders’ Equity

	8,466,901	8,206,525

Statement of Income for the period ended on September 30 (R$ thousand)

	2009	2008

Operating Revenue
Supply of electric energy	1,158,233	1,130,941
Deductions to operating revenue
Taxes and contributions on sales	(42,343)	(41,289)
Global Reversion Reserve	(29,107)	(29,088)
	(71,450)	(70,377)

Net Operating Revenue	1,086,783	1,060,564

Cost of electric energy service
Personnel	204,013	166,363
Material	41,769	32,331
Raw materials – fuel consumption	171,519	167,044
Third party services	118,235	98,882
Depreciation and amortization	141,415	136,234
Quota for decommissioning	28,480	23,237
Charges on the use of electric grid	37,131	33,406
Other costs	17,625	17,384
	760,187	674,881

Gross operating income	326,596	385,683

Operating Expense
Personnel	39,241	37,952
Third party services	26,072	21,937
Depreciation and amortization	3,946	2,764
Supervision tax - ANEEL	5,640	4,840
Taxes	5,147	4,131
Provision for legal contigencies	(3,223)	55,221
Other operating expenses	10,980	7,265
	87,803	134,110

Result of service	238,793	251,573

Financial Revenue (Expense)
Debt charges	(273,442)	(224,568)
Adjustment of actuarial asset valuation	(18,106)	(5,450)
Currency variations – loans and financing and debt	39,523	15,985
Currency variations – liability for decommissioning	156,594	(39,484)
Monetary variation – loans and financing and debt	21,419	(121,025)
Adjustment of descommissioning to present value	(77,341)	0
Others	(10,183)	3,491
	(161,536)	(371,051)
Other expenses	(736)	(252)

Operating result	76,521	(119,730)

Social contribution – reversion	8,590	0
Income tax - reversion	23,862	0

Net income for the period	108,973	(119,730)

Net income per 1000 shares - R$	8.84	9.72

Cash Flow for the period ended on September 30 (R$ thousand)

Operating Activities	2009	2008

Net income for the period	108.973	(119.730)

Adjustments in the concilliation of net income (loss) with cash generated
* Depreciation of permanent assets	145.361	140.182
* Property, plant and equipment discharges (residual value)	214	14.172
* Raw material consumption and stored material	213.806	200.006
* Monetary Variations – decommissioning	(156.594)	39.484
* Monetary Variations loans - Eletrobrás	(74.877)	102.761
* Monetary Variations debt - Fundação Real Grandeza	86	10.998
* Monetary Variations – suppliers	13.849	(8.749)
* Debt charges – loans Eletrobrás	268.289	218.659
* Debt charges - Fundação Real Grandeza	5.152	5.909
* Charges on accounts receivable – debt from Furnas	(288)	(903)
* Charges and monetary variation - decomissioning	13.318	0
* Financial result of the Fundação Real Grandeza CVM 371 surplus adjustment	18.106	5.450
* Income participation	12.632	0
* Income tax expenses and social contribution deferred – reversion – Law 11.941/09	(32.452)	0
* Liability for decommissioning - expenses	28.480	23.237
* Adjustment to present value of the decommissioning liability	77.341	0
* Other adjustments	(5.398)	52.714

	635.998	684.190

Variation - (increase) and decrease in operating assets
* Concessionaires and affiliates - Furnas	4.938	(14.702)
* Stored materials	(177.101)	(229.676)
* Taxes to recover PASEP,COFINS, Income tax, Social Cont. and others	12.687	4.294
* Decommissioning Fund	(29.507)	(23.826)
* Amortization of accounts to receive- Furnas	288	903
* Other operating assets	18.560	(43.219)

	(170.135)	(306.226)

Variation – increase and (decrease) – in operating liabilities
* Suppliers	(124.446)	(57.642)
* Taxes (except Income tax and Social Contribution)	15.521	(8.617)
* Payment-roll obligations and vacation provision	12.466	15.067
* Income participation	6.029	0
* Other operating liabilities	(52.944)	179

	(143.374)	(51.013)

Resources from operating activities	322.489	326.951

Loans and Financing Activities
* Long-term loans and financing obtained - Eletrobrás	119.001	21.120
* Financing payments on a short-term basis Eletrobrás	(706)	(27.153)
* Payment of debt charges to Eletrobrás	(104.583)	(87.522)
* Payment to Fundação Real Grandeza	(23.344)	(22.357)

Resources from loans and financing activities	(9.632)	(115.912)

Investment Activities
* Acquisition of property, plant and equipment assets	(345.347)	(209.519)

Resources applied in investment activities	(345.347)	(209.519)

Icrease in cash and cash equivalent	(32.490)	1.520

- Cash and cash equivalent – beginning of period	119.727	63.919
- Cash and cash equivalent – end of period	87.237	65.439

Increase in cash and cash equivalent	(32.490)	1.520

			R$ million

EBITDA		EBITDA Margin

3rd qrt/09	9 month/09	3rd qrt/09	9 month/09

118.67	384.15	31.52%	35.35%

Market Data

Energy generated

Plant	Installed	Guaranteed	Energy generated - MWh		Beginning operation	End of concession

	Capacity - MW	Energy - GWh	3rd qrt/09	9 month/09

Angra I	657	778,0	3,214.9	1,193,567.2	1,744,286.5	No concession
AngraII	1,350	2.348,7	9,706.1	1,803,719.7	7,643,066.5	No concession

Energy sold

3rd qrt/09		9 month/09

R$ million	MWh	R$ million	MWh

401.4	2,745,562.4	1,158.2	8,599,148.6

Additional Information on Nuclear Area

		3rd qrt/09		9 month/09

Type	Unit	Quantity ELEMENTS C N	R$ million	Quantity ELEMENTS C N	R$ million

Substitution of Nuclear combustion elements	ELEMENTS	56	247.1 Substituted ECN Value	96	369.7 Substituted ECN Value

Acquisition of uranium plus services	R$ million		31.9		130.7

Operacional	R$ million		60.7		171.5
expense consum	Kg uranium		65,955.0		209,068.0

Losses in generation - %

3rd qrt/09	9 month/09

3%	3%

Average tariff – R$/MWh

3rd qrt/09	9 month/09

146.2	134.69

Main investments – R$ million

Project	3rd qrt/09	9 month/09

Angra 1	86.4	231.0
Angra 2	18.7	32.1
Angra 3	30.9	74.4
Others	8.1	18.7

Total	144.1	356.2

Loans and Financing – R$ million

Creditor	Balance on 09/30/09	Due date	Currency

Eletrobrás	2,901.7	2015 <	EUR
Eletrobrás	212.4	2015 <	R$
TOTAL	3,114.1		TOTAL

Contract obligations on 09/30/09 – R$ million

Loans and	2009	2010	2011	2012	2013	2014	After 2014

Financing	65.3	70.3	71.3	129.3	115.2	91.9	2,570.8

Number of employees – 09/30/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

648	394	179	232	204	647	2,304

Department	Number of
employees

Field	2,029
Administrative	275

Complementary work force – 09/30/09

Other

16

Marketletter – September 2009
Eletrosul

Balance Sheet for the period ended on September 30 (R$ thousand)

	Parent Company		Consolidated

Assets	2009	2008	2009

Current Assets
Cash and banks	3,186	4,808	3,189
Open-market transactions	302,813	177,377	326,128
Consumers, concessionaires and affiliates	89,397	77,744	100,301
Renegotiated energy credits	143,611	121,691	143,611
Debtors	6,477	4,450	3,659
Sale of property and services in course	21,536	20,775	21,649
Taxes to compensate	62,380	75,991	87,569
Stored materials	27,703	26,234	27,703
Other credits	17,645	50,083	17,799

	674,748	559,153	731,608

Non-current Assets
Renegotiated energy credits	504,867	549,743	504,867
Taxes to compensate	4,657	10,888	49,352
Deferred income tax and social contribution	66,688	86,720	66,688
Other credits	18,856	19,772	19,458

	595,068	667,123	640,365

Investments
Participation in related companies	610,363	337,355	316,033
Others	3,312	2,877	3,312

	613,675	340,232	319,345

Property, plant and equipment net
Transmission	2,020,753	1,989,465	2,604,062
Generation	505,636	202,663	505,636
Others	98,407	17,163	98,407

	2,624,796	2,209,291	3,208,105

Intangible net	104,386	1,657	104,386

	3,937,925	3,218,303	4,272,201

Total Assets	4,612,673	3,777,456	5,003,809

(R$ thousand)

	Parent Company		Consolidated

Liabilities and Stockholders’ Equity	2009	2008	2009

Current Liabilities
Suppliers	45,827	65,042	46,839
Payment-roll	27,471	16,674	27,471
Loans and financing	119,519	36,175	154,655
Taxes and social contributions	37,012	36,201	38,072
Deferred income tax and social contribution	40,766	41,375	40,766
Dividends	-	50,998	-
Estimated obligations	158,880	145,406	173,165
Provisions for contingencies	68,799	51,962	68,799
Complementary security fund	9,212	10,594	9,212
Other liabilities	29,337	37,063	32,197

	536,823	491,490	591,176

Non-Current Liabilities
Loans and financing	806,761	361,350	1,137,889
Taxes and social contributions	145,653	193,227	145,653
Deferred income tax and social contribution	190,050	187,442	195,705
Provisions for contingencies	31,314	119,845	31,314
Complementary security fund	27,742	30,582	27,742
Other liabilities	3,992	8,584	3,992

	1,205,512	901,030	1,542,295

Stockholders’ Equity
Social Capital	1,245,042	1,245,042	1,245,042
Capital Reserves	1,014,531	795,727	1,014,531
Accumulated income	180,621	249,591	180,621

	2,440,194	2,290,360	2,440,194

Resources for capital increase	430,144	94,576	430,144

	2,870,338	2,384,936	2,870,338

Total Liabilities and Stockholders’ Equity	4,612,673	3,777,456	5,003,809

Statement of Income for the period ended on September 30 (R$ thousand)

	Parent Company		Consolidated

	2009	2008	2009	2008

Operating Revenue
Revenue from the service of electric energy transmission	574,000	501,632	628,743	501,632
Revenue from services rendered to third parties	17,108	14,258	14,199	14,258
Other revenues	3,412	3,343	3,387	3,343

	594,520	519,233	646,329	519,233

Deductions from Operating Revenue
Global Reversion Reserve	(14,759)	(12,772)	(16,385)	(12,772)
Social contribution – COFINS	(30,854)	(26,213)	(35,015)	(26,213)
Social contribution – PIS/PASEP	(6,694)	(5,687)	(7,598)	(5,687)
Service tax – ICMS/ISS	(330)	(421)	(330)	(421)
Research and development	(5,327)	(4,449)	(5,797)	(4,449)

	(57,964)	(49,542)	(65,125)	(49,542)

Net Operating Revenue	536,556	469,691	581,204	469,691

Cost of service

Cost of service of electric energy transmission	(198,283)	(185,864)	(207,078)	(185,864)

Personnel	(102,553)	(96,588)	(102,726)	(96,588)
Material	(4,157)	(5,550)	(4,210)	(5,550)
Third party services	(15,933)	(14,879)	(16,020)	(14,879)
Depreciation and amortization	(71,541)	(64,501)	(79,873)	(64,501)
Provision for credits of questionable liquidation	(526)	(80)	(526)	(80)
Others	(3,573)	(4,266)	(3,723)	(4,266)
Cost of service rendered to third parties	(7,085)	(10,290)	(7,085)	(10,290)
Personnel	(4,543)	(4,674)	(4,543)	(4,674)
Material	(176)	(662)	(176)	(662)
Third party services	(2,311)	(4,841)	(2,311)	(4,841)
Others	(55)	(113)	(55)	(113)

	(205,368)	(196,154)	(214,163)	(196,154)

Gross Operating Income	331,188	273,537	367,041	273,537

Operating Expense

Administrative and general expenses	(110,127)	(129,969)	(111,271)	(129,969)

Personnel	(60,153)	(65,997)	(60,699)	(65,997)
Material	(1,331)	(1,919)	(1,352)	(1,919)
Third party services	(14,152)	(14,155)	(14,427)	(14,155)
Depreciation and amortization	(1,424)	(2,598)	(1,424)	(2,598)
Supervision tax – ANEEL	(2,458)	(2,278)	(2,732)	(2,278)
Reversion/Provision for contingencies	(17,210)	(27,420)	(17,210)	(27,420)
Special retirement complement / actuarial liability	(2,486)	(4,807)	(2,486)	(4,807)
Others	(10,913)	(10,795)	(10,941)	(10,795)

Result of Service	221,061	143,568	255,770	143,568

Shareholding participation result
Equit method	28,392	25,383	14,460	25,383

	28,392	25,383	14,460	25,383

Financial Revenue (Expense)
Income from financial applications	12,759	14,615	14,810	14,615
Income on renegotiated energy credits	48,859	111,691	48,859	111,691
Debt charges	(54,467)	(14,095)	(66,158)	(14,095)
Charges on taxes and social contributions	(6,672)	(20,304)	(6,672)	(20,304)
Others	(21,067)	2,781	(21,826)	2,781

	(20,588)	94,688	(30,987)	94,688

Operating Income before result	228,865	263,639	239,243	263,639

Other Revenue	669	523	669	523
Other Expense	(4,612)	(5,608)	(7,640)	(5,608)
	(3,943)	(5,085)	(6,971)	(5,085)

Operational Income	224,922	258,554	232,272	258,554

Social Contribution	(18,084)	(20,788)	(20,014)	(20,788)
Income tax	(48,083)	(56,581)	(53,503)	(56,581)

Net income for the period	158,755	181,185	158,755	181,185

Net income per share – R$	4	4	4	4

Cash Flow for the period ended on September 30
(R$ thousand)

	Parent Company		Consolidated

	2009	2008	2009	2008

Operating Activities
Net income for the period	224,922	258,554	232,272	258,554
Expenses (revenues) not affecting cash:
. Depreciation and amortization	84,296	67,099	92,628	67,099
. Monetary varitation	25,137	(43,140)	18,280	(43,140)
. Financing charges	178	(16,125)	20,829	(16,125)
. Equity method result	(28,392)	(25,383)	(14,460)	(25,383)
. Present value adjustment	587	0	587	0
. Losses in permanent assets	3,943	5,085	5,389	5,085
. Provision for contigencies	17,297	26,607	17,297	26,607
. Special retirement complement/ actuarial liability	2,481	13,074	2,481	13,074
. Equity participation remuneration	(87)	(5,659)	(87)	(5,659)
. Other	526	80	526	80

Sub-total	330,888	280,192	375,742	280,192

Variations of operating asset
. Consumers. concessionaires and affiliates	(12,190)	(9,096)	(15,011)	(9,096)
. Debtors	3,409	3,913	3,409	3,913
. Sale of assets and services in course	(1,962)	1,980	(2,075)	1,980
. Taxes to compensate	5,338	(1,514)	(764)	(1,514)
. Income tax and social contribution deferred	(8,886)	(17,565)	(8,886)	(17,565)
. Stored materials	(1,074)	(2,212)	(1,074)	(2,212)
. Other credits	28,985	(39,031)	29,100	(39,031)

Sub-total	13,620	(63,525)	4,699	(63,525)

Variations of operating liability
. Suppliers	(16,230)	(35,866)	(25,546)	(35,866)
. Payment-roll	39	(6,333)	39	(6,333)
. Taxes and social contributions	(444)	(310)	(6,692)	(310)
. Deferred income tax and social contribution	(10,429)	14,435	(7,248)	14,435
. Estimated obligations	26,193	21,270	38,990	21,270
. Complementary security fund	804	1,057	804	1,057
. Other liabilities	(33,152)	(28,720)	(29,241)	(28,720)

Sub-total	(33,219)	(34,467)	(28,894)	(34,467)

Operating activities cash	311,289	182,200	351,547	182,200
. Financial charges paid	(39,592)	(13,940)	(53,804)	(13,940)
. Financial charges receivable	15	25	15	25
. Income tax and social contribution paid	(72,083)	(63,595)	(73,615)	(63,595)
. Legal deposits	(1,079)	(6,667)	(1,079)	(6,667)

	(112,739)	(84,177)	(128,483)	(84,177)

Operating activities cash flow	198,550	98,023	223,064	98,023

Investment Activities
Loans and financing granted – receivable	131	131	131	131
Renegotiated energy credit - receivable	76,612	67,103	76,612	67,103
Property	(373,746)	(247,664)	(384,410)	(247,664)
Intangible	(114,660)	(280)	(114,660)	(280)
Equity participation	(272,901)	(73,177)	(272,901)	(73,177)
Write-off of fixed assets	5,753	3,512	5,753	3,512
Dividends received	17,240	5,659	6,176	5,659

Total of Investment Activities	(661,571)	(244,716)	(683,299)	(244,716)

Financing Activities
Loans and financing obtained	209,542	128,968	209,542	128,968
Resource of capital increase	335,568	0	335,568	0
Loans –principal payement	(29,247)	(11,967)	(43,319)	(11,967)
Dividend payement	(142,393)	(142)	(142,393)	(142)
Special installment – Law 10,684/03	(13,975)	(12,793)	(13,975)	(12,793)
Complementary security fund payment	(6,263)	(7,481)	(6,263)	(7,481)

Total of Financing Activities	353,232	96,585	339,160	96,585

Increase (decrease) in cash and cash equivalent	(109,789)	(50,108)	(121,075)	(50,108)

Cash and cash equivalent – beginning of period	415,788	232,293	450,392	232,293

Cash and cash equivalent – end of period	305,999	182,185	329,317	182,185

			R$ million

EBITDA		EBITDA Margin

3rd qrt/09	9 month/09	3rd qrt/09	9 month/09

102.69	322.42	54.34%	60.09%

Market Data

Extension of transmission lines (km) – 09/30/09

Concession Area	Extension (km)	Tension	Operation	End of concession

Areia --Bateias	220.3	525	jun/00	7/7/2015
Areia --Campos Novos	176.3	525	sep/82	7/7/2015
Areia - -Curitiba	235.2	525	jun/00	7/7/2015
Areia --Ivaiporã	173.2	525	may/82	7/7/2015
Areia - -Segredo	57.8	525	aug/92	7/7/2015
Blumenau - -Curitiba	136.3	525	dec/83	7/7/2015
Campos Novos - -Machadinho	44.8	525	jan/02	7/7/2015
Campos Novos - -Caxias	203.3	525	dec/01	7/7/2015
Caxias - -Gravataí	78.8	525	dec/01	7/7/2015
Caxias - -Itá	256.0	525	feb/02	7/7/2015
Curitiba --Bateias	33.5	525	jun/00	7/7/2015
Itá – Nova Santa Rita	314.8	525	apr/06	7/7/2015
Gravataí – Nova Santa Rita	29.0	525	apr/06	7/7/2015
Itá - -Machadinho	64.6	525	jan/02	7/7/2015
Itá - -Salto Santiago	186.8	525	sep/87	7/7/2015
Ivaiporã - -Londrina	121.9	525	apr/88	7/7/2015
Ivaiporã - -Salto Santiago	167.0	525	may/82	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	sep/82	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	feb/92	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.7	525	jun/04	7/7/2015
Salto Santiago --Salto Santiago	60.9	525	aug/92	7/7/2015
Salto Santiago --Segredo	2.1	525	jan/81	7/7/2015
Areia - -Gov. Bento Munhoz	10.7	525	sep/80	7/7/2015
Areia - -Gov. Bento Munhoz	10.9	525	aug/81	7/7/2015

Sub-Total 525 kV	2,586.5

Anastácio - Dourados	210.9	230	aug/94	7/7/2015
Areia - Ponta Grossa Norte	181.6	230	oct/76	7/7/2015
Areia - Salto Osório	160.5	230	jan/77	7/7/2015
Areia - Salto Osório	160.3	230	dec/76	7/7/2015
Areia - São Mateus do Sul	129.0	230	jul/90	7/7/2015
Assis - Londrina COPEL	114.3	230	sep/81	7/7/2015
Biguaçu – Desterro	56.6	230	dec/08	7/7/2015
Biguaçu –Palhoça	20.4	230	oct/08	7/7/2015
Biguaçu –Jorge Lacerda B	116.4	230	jun/79	7/7/2015
Biguaçu – Blumenau 2	129.5	230	jun/79	7/7/2015
Blumenau - Itajaí	37.6	230	jan/02	7/7/2015
Blumenau - Itajaí	37.6	230	mar/02	7/7/2015
Blumenau - Joinville	67.0	230	sep/79	7/7/2015
Blumenau - Joinville	72.9	230	apr/79	7/7/2015
Blumenau - Palhoça	133.9	230	jan/84	7/7/2015
Campo Mourão - Apucarana	114.5	230	feb/76	7/7/2015
Campo Mourão -Maringá	79.9	230	feb/76	7/7/2015
Campo Mourão -Salto Osório	181.2	230	feb/76	7/7/2015
Campo Mourão -Salto Osório	181.3	230	may/76	7/7/2015
Canoinhas -São Mateus do Sul	47.7	230	feb/88	7/7/2015
Cascavel -Cascavel D'Oeste	9.9	230	apr/01	7/7/2015
Cascavel D'Oeste -Guaíra	126.2	230	apr/01	7/7/2015
Caxias - Caxias 5	22.0	230	jun/09	7/7/2015
Curitiba -Joinville Norte	96.4	230	nov/76	7/7/2015
Joinville – Joinville Norte	5.3	230	nov/76	7/7/2015
Curitiba -Joinville	99.7	230	jun/77	7/7/2015
Curitiba -São Mateus do Sul	116.7	230	jul/90	7/7/2015
Dourados -Guaíra	226.5	230	nov/91	7/7/2015
Farroupilha -Caxias 5	17.9	230	oct/05	7/7/2015
Farroupilha -Nova Prata 2	60.5	230	nov/92	7/7/2015
Farroupilha -Monte Claro	31.0	230	sep/04	7/7/2015
Monte Claro -Passo Fundo	211.5	230	sep/04	7/7/2015
Jorge Lacerda A -Jorge Lacerda	0.8	230	jul/79	7/7/2015
Jorge Lacerda - Palhoça -	121.3	230	aug/05	7/7/2015
Jorge Lacerda - Siderópolis	49.4	230	jun/79	7/7/2015
Jorge Lacerda - Siderópolis	47.3	230	aug/79	7/7/2015
Londrina(ESUL) - Assis	156.6	230	may/05	7/7/2015
Londrina(ESUL) - Maringá	95.1	230	may/05	7/7/2015

Londrina - Apucarana	40.4	230	apr/88	7/7/2015
Londrina ELETROSUL - Londrina COPEL	31.6	230	apr/88	7/7/2015
Atlândida 2 - Osório 2	36.0	230	may/07	7/7/2015
Passo Fundo - Nova Prata 2	199.1	230	nov/92	7/7/2015
Passo Fundo - Xanxerê	79.3	230	may/75	7/7/2015
Passo Fundo - Xanxerê	79.2	230	nov/79	7/7/2015
Passo Fundo - Passo Fundo 1	0.45	230	mar/73	7/7/2015
Passo Fundo - Passo Fundo 2	0.45	230	may/73	7/7/2015
Salto Osório - Pato Branco	85.9	230	dec/79	7/7/2015
Salto Osório - Xanxerê	162.0	230	oct/75	7/7/2015
Salto Osório - Salto Osório	2.2	230	nov/75	7/7/2015
Siderópolis - Lajeado Grande	121.9	230	sep/03	7/7/2015
Lajeado Grande - Caxias 5	65.6	230	oct/05	7/7/2015
Xanxerê - Pato Branco	79.6	230	dec/79	7/7/2015
Joinville - Vega do Sul	44.9	230	nov/02	7/7/2015
Joinville - Vega do Sul	44.9	230	nov/02	7/7/2015
Gravataí 2- - Gravataí 3	3.5	230	nov/07	7/7/2015
Complexo Industrial Automotivo Gravataí -- Gravataí 3	3.5	230	dec/07	7/7/2015
Jorge Lacerda A - Jorge Lacerda B 2	1.0	230	oct/07	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 1	0.5	230	feb/97	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 2	0.5	230	feb/97	7/7/2015
Atlântida 2/Gravataí 3	102.0	230	nov/07	7/7/2015

Sub-Total 230 kV	4,911.7

Blumenau - -Ilhota	40.2	138	oct/88	7/7/2015
Campo Grande - Mimoso	108.3	138	oct/83	7/7/2015
Biguaçu – Camboriú – Morro do Boi	50.3	138	feb/02	7/7/2015
Biguaçu – Florianópolis	19.5	138	feb/02	7/7/2015
Campo Grande - Mimoso	108.3	138	sep/83	7/7/2015
Campo Grande - Mimoso	108.3	138	sep/83	7/7/2015
Dourados das Nações - Ivinhema	94.7	138	dec/83	7/7/2015
Eldorado - Guaíra	16.9	138	oct/83	7/7/2015
Florianópolis - Itajaí Fazenda	71.1	138	oct/90	7/7/2015
Florianópolis - Palhoça 1	9.6	138	nov/83	7/7/2015
Florianópolis - Palhoça 2	9.6	138	nov/83	7/7/2015
Gaspar - -Blumenau	20.7	138	oct/89	7/7/2015
Ilhota - Picarras	14.8	138	apr/94	7/7/2015
Ilhota - Itajaí 1	7.9	138	mar/02	7/7/2015
Ilhota - Itajaí 2	7.9	138	jan/02	7/7/2015
Ilhota - Joinville	75.8	138	jan/67	7/7/2015
Itajaí - Camboriú Morro do Boi	13.3	138	feb/02	7/7/2015
Itajaí - Itajaí Fazenda	5.4	138	mar/02	7/7/2015
Ivinhema - Porto Primavera	91.0	138	mar/82	7/7/2015
Jorge Lacerda A - Imbituba	45.7	138	oct/80	7/7/2015
Jorge Lacerda A - Palhoça	108.6	138	nov/83	7/7/2015
Joinville - Joinville Santa Catarina	11.0	138	oct/99	7/7/2015
Joinville Santa Catarina - Picarras	50.0	138	oct/99	7/7/2015
Jupiá - Mimoso	218.7	138	apr/92	7/7/2015
Jupiá - Mimoso	218.7	138	jan/82	7/7/2015
Jupiá - Mimoso	218.7	138	jan/82	7/7/2015
Palhoça - Imbituba	74.0	138	nov/83	7/7/2015
Anastácio - Aquidauana	11.1	138	nov/06	7/7/2015
Anastácio -Aquidauana	11.1	138	nov/06	7/7/2015

Sub-Total 138 kV	1,841.2

Conversora de Uruguaiana --Passo de Los Libres	12.5	132	sep/94	7/7/2015
Salto Osório - -Salto Santiago	56.2	69	oct/78	7/7/2015

Sub-Total (132 e 69 kV)	68.7

Total geral	9,408.1

Main investments - R$ million

Project	3rd qrt/09	9 month/09

Transmission

Expansion of South transmission system	36.1	145.7
Maintenance of electric energy transmission system	2.4	5.3

Generation

Installation of Hydro Complex São Bernardo	7.0	12.4
Installation of Hydro Complex São João	29.3	99.5
Installation of Hydro Plant Maua	31.7	90.7
Installation of Hydro Complex São Domingo	2.3	4.0
Installation of Hidro Complex Alto do Serra	0.1	1.1
Studies to increase the electric energy generation	1.8	2.5

Other	3.5	6.4

Total	114.2	367.6

New Owner Investment -Generation

Project	State Venue	Total of Investment R$ million	Install Capacity - MW	Assured Energy - MW	Beginning operation	Beginning construction	End concession

PEUP. São João	RS	310.0	77.0	39.0	2010	2007	2041
PEU São Domingos	MS	227.0	48.0	36.9	2012		2037
SHU Barra do Rio Chapéu	SC	84.0	15.0	8.61	2010	2008	2034

New Owner Investment – Transmission

Project	State Venue	Extension of lines linhas - KM	Total of Investment – R$ million	Beginning operation	End of concession
LT Presidente Médici – Santa Cruz 1 – 230 kV	RS	70.3	238	anticipated 30/11/2009	16/03/2038
SE Missões – Ampliação A – 100 MVAr	RS	34.52		anticipated 28/05/2010	28/01/2038
SE Xanxerê - Ampliação G – 100 MVAr	SC	18.8		anticipated 18/09/2010	07/07/2015
SE Farroupilha - Ampliação E – 230 MVA	RS	3.6		anticipated 18/07/2010	07/07/2015
LT Salto Osório – Xanxerê – 230 kV	SC-PR	16.4	162	anticipated 18/06/2010	07/07/2015
LT Salto Osório – Pato Branco-Xanxerê – 230 kV	SC-PR	16.8	166	anticipated 18/06/2010	07/07/2015
SE Siderópolis - Ampliação J – 230 MVA	SC	7.93		anticipated 31/01/2011	07/07/2015

Loans and Financing – R$ million

Creditor	Balance on	Due date	Currency
	09/30/09

Eletrobrás	654	30/08/2021	Local
BB - BNDES	272	15/07/2026	Local

Contract obligations on 09/30/09 – R$ million

	2009	2010	2011	2012	2013	2014	After 2014

Loans and Financing	119	19	82	88	79	74	465

Partnerships

Transmission

SPC/Consorti um	Object	Partic. %	Enterprise Value R$ million	Partnership		In operation

				Partners	%	Yes	No

Ártemis	TL (S. Santiago-Ivaporã-Cascavel) - 525 kV with 476 km	46.5	310	Cymi Santa Rita	51	X
					2.5	X

Etau	TL (Campos Novos – Barra Grande – Lagoa Vermelha – Santa Marta) - 240 kV with 174 km	27.4	116	Alcoa	42	X
				C. Correa Cimentos	10.6	X
				DME Energética	10	X
				CEEE	10	X

SC Energia	TL (Campos Novos - Blumenau) – 525 kV with360 km	100	410			X
						X

						X
Uirapuru	TL (Ivaiporã – Londrina) – 525 kV with 122 km	49	107	Cymi Holding SA	51

RS Energia	TL (Campos Novos - Pólo) – 525 kV with 260 km	100	252			X
						X

Consórcio Integração Norte Brasil	TL Rio Madeira – 500/600 kV with 2,375	24.5	3,738	Eletronorte	24.5

				Abengoa Brasil	25.5

				Andrade Gutierrez	25.5

Generation

SPC/Cons ortium	Object	Instaled Capacity	Guaranteed Energy MW	Partic. %	Project Value R$ million	Partnership		Beginning operation	Beginning construction	End concession

						Partners	%

ESBR Participações S/A	UHE JIRAU	3,300 MW	1,975.3 MW	20	10,000	SUEZ CHESF Camargo Corrêa	50.1 20.0 9.9	2013	2008	2043

Consórcio Energético Cruzeiro do Sul	UHE Mauá	362 MW	197.7MW	49	1,000	COPEL	51	2011	2008	2042

Number of employees – 09/30/09

Composition of employees by tenure (years)

Up to 5	6 to10	11 to 15	16 to20	21 to25	over 25	Total

406	209	82	1	463	333	1.494

Department	Number of employees

Field	834
Investment	165
Administrative	495

Complementary work force – 09/30/09

Other (*)

7

(*) Employees from other companies of the Eletrobrás System

Marketletter – September 2009
CGTEE

Balance Sheet for the period ended on September 30 (R$ thousand)

Assets	2009	2008

Current Assets
Cash and banks	6,018	2,158
Open-market applications	9,123	34,946
Open-market applications - tied	0	13,000
Concessionaires	25,276	22,512
Taxes to recover	7,724	10,532
Acquisition of fuel to be recovered - Energetic development account - CDE	9,336	13,219
(-) Provision for credits of questionable liquidation	(183)	(189)
Stored materials	33,524	25,599
Expenses paid in advance	2,259	2,383
Other credits	1,652	3,168

	94,729	127,328

Non-Current Assets
Taxes to recover	3,621	4,958
Deposits linked to legal suits	5,582	5,752

	9,203	10,710

Permanent
Property, plant and equipment
In service-net	165,630	301,702
In course	823,362	522,374

	988,992	824,076

Intangibles

In service – net	3,298	4,585

	992,290	828,661

Total Assets	1,096,222	966,699

(R$ thousand)

Liabilities and Stockholders’ Equity	2009	2008

Current Liabilities
Suppliers	60,952	66,803
Payment-roll	3,512	3,248
Taxes and social contributions	6,980	5,732
Loans and financing	18,545	0
Consumer charges to be collected	2,344	2,137
Estimated obligations	7,573	7,937
Provision for early retirement	855	1,217
Provision for contingencies	13,624	7,395
Provision for research and development	3,140	3,158
Others	529	468

	118,054	98,095

Non-Current Liabilities
Debt charges	15,545	0
Loans and financing	689,691	371,012
Provision for early retirement	973	1,507
Early retirement plan	0	2,695

	706,209	375,214

Stockholders’ Equity
Social Capital	868,721	868,721
Capital Reserves	4,436	4,436
Accrued losses	(601,107)	(379,676)
Shares held in treasury	(91)	(91)

	271,959	493,390

Total Liabilities and Stockholders’ Equity	1,096,222	966,699

Statement of Income for the period ended on September 30
(R$ thousand)

Gross Operating Revenue	2009	2008

Supply of electric energy	157,259	143,875
Other operating revenues	19	15

	157,278	143,890

Deductions to Operating Revenue
Consumer charges	(6,170)	(5,323)
Tax and social contribution	(10,677)	(8,282)

	(16,847)	(13,605)

Net Operating Revenue	140,431	130,285

Cost of service of electric energy
Electric energy purchased for resale	(87,717)	(147,352)
Charges on the use of electric grid	(7,556)	(6,407)

	(95,273)	(153,759)

Operating cost
Personnel	(33,961)	(36,331)
Private pension fund	(2,384)	(2,035)
Material	(9,078)	(8,918)
Raw material for production of electric energy	(73,269)	(69,137)
(-) Expense recuperation – fuel subvention	70,801	67,989
Third party services	(18,773)	(20,552)
Depreciation and amortization	(31,482)	(33,127)
Other expenses	(4,409)	(4,059)

	(102,555)	(106,170)

Gross operating result	(57,397)	(129,644)

Administrative expenses
General and administrative expenses	(19,896)	(20,048)

Result of service	(77,293)	(149,692)

Other operating revenue and expense	795	62

Financing revenues (expenses)
Financing revenues
Income from financial investments	1,199	4,478
Monetary variation	8	0
Interest and penalty	717	1,386

	1,924	5,864

Expense revenue
Debt charges	(3,036)	(4,714)
CPMF	0	(27)
Other financial expenses	(437)	(311)

	(3,473)	(5,052)

Operating Result	(78,047)	(148,818)

Loss for the period	(78,047)	(148,818)

Loss per 1,000 shares - R$	(0.069)	(0.132)

Cash Flow for the period ended on September 30
(R$ thousand)

	2009	2008

Operating Activities

Net income (loss) for the period	(78.047)	(148.818)

Depreciation and amortization	31.909	33.582
Intangible amortization	1.045	1.058
Cost of discharge of permanent assets	2.398	155
Revenue from bonds and securities	(1.199)	(4.478)
Provision for credits of questionable liquidation	12	(11.308)
Monetary variation and interest - expenses	3.225	2.775

	37.390	21.784

Variations:
(Increase) / decrease in bonds	28.249	52.589
(Increase) / decrease in receivables	(2.087)	(4.940)
(Increase) / decrease in stored equipment	1.588	2.966
(Increase) / decrease in refundable taxes	1.800	16.248
(Increase) / decrease in law suit deposits	379	(489)
(Increase) / decrease in other assets	(6.444)	7.524
(Increase) / decrease in suppliers	(25.917)	15.709
(Increase) / decrease in wages and social contributions	(637)	(241)
(Increase) / decrease in payable taxes	(602)	(807)
(Increase) / decrease in other liabilities	(329)	5.940
(Increase) / decrease in provisions for contingencies	367	115
(Increase) / decrease in actuarial liabilities	(2.724)	(2.761)

	(6.357)	91.853

	(47.014)	(35.181)

Investment Activities
Acquisition of property, plant and equipment asset	(98.686)	(335.433)
Acquisition of intangible asset	(107)	(245)

	(98.793)	(335.678)

Financing Activitives
Loans and financing obtained	149.643	371.012

	149.643	371.012

Total of cash effects	3.836	153

Initial cash balance (Availabilities and financial applications)	6.018	2.158

Final cash balance (Availabilities and financial applications)	2.182	2.005

			R$ million

EBITDA		EBITDA Margin

3rd qrt/09	9 month/09	3rd qrt/09	9 month/09

(13.58)	(45.81)	(27.97%)	(32.62%)

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh		Beginning operation	End concession

			3rd qrt/09	9 month/09

P. Médici (Candiota)	446	251,500	235,195.861	792,826.704	01/1974	07/07/2015
S. Jerônimo (Candiota)	20	12,600	13,970.734	30,533.755	04/1953	07/07/2015
Nutepa (Candiota)	24	6,100	0.000	0.000	02/1968	07/07/2015

Electric energy purchased for resale

	3rd qrt/09		9 month/09

	R$ million	MWh	R$ million	MWh

Eletrobrás System	6	249,504.000	25	573,144.000

Other	3	98,086.321	29	474,681.437

Total	9	347,590.321	54	1,047,825.437

Energy sold

Sale	3rd qrt/09		9 month/09

	R$ million	MWh	R$ million	MWh

Through auction and initial contracts	54	536,249.11	157	1,589,715.39

Through free market agreements or bilateral contracts

Total	54	536,249.11	157	1,589,715.39

Fuel for production of electric energy

		3rd qrt/09		9 month/09

Type	Metric unit	Quantity	R$ million	Quantity	R$ million

Coal	Ton	336,181.63	14,097,015.85	1,064,546.28	41,901,593.82
Fuel Oil	kg	6,101,600.00	5,645,046.94	19,901,802.00	16,711,861.34
Diesel	L	14,740.00	24,987.38	113,940.00	182,778.70
Transport service			4,509,081.89		14,056,053.57
ISS			130,749.03		409,441.84
ICMS			5,578.22		7,658.11

			24,412,459.31		73,269,387.38

Losses in generation – MW / %

3rd qrt/09	9 month/09

4.66	4.89

Average tariff – R$/MWh

3rd qrt/09	9 month/09

101.08	98.87

Main investments - R$ million

Project	3rd qrt/09	9 month/09

Generation	222	454

Maintenance of electric energy generation system	9	15
Installation of Thermal Power Unit Candiota III	209	433
Enviromental adjustment	0	0
Adjustment for overhauling Presidente Médici Thermal Unit	4	6

Others	0	0

Real Estate	0	0
Maintenance of equipment/vehicles/furniture	0	0
Maintenance of info assets	0	0

Total	222	455

New Owner Investment -Generation

Project/ State Venue	Total of Investment R$ million	Install Capacity - MW	Assured Energy (Fisical guarantee) - MW	Beginning operation	Beginning construction	End concession

CANDIOTA/RS	1,255	350	303.5	1/1/2010	sept/06	7/17/2041

Loans and financing – R$ million

Creditor	09/30/09	Due data	Currency

Eletrobrás – ECR 280/06 281M	430	20/12//2021	R$

Eletrobrás – ECR 280/06 149M	239	20/12/2021	R$

Eletrobrás ECR 280/06 A - Juros	16		R$

Eletrobrás ECF 2735/2009	26	28/02/2011	R$

Eletrobrás ECF 2753/2009	12	30/06/2011	R$

Contract obligations on 09/30/09 – US$

Loans and	2010	2011	2012	2013	2014	After 2014

Financing	84	66	56	56	56	405

Number of employees – on 09/30/09

Employees	Directors	Attachés

539	3	10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over25	Total

149	16	31	8	273	62	539

Department	Number of employees

Field	408
Administrative	131

Complementary work force – on 09/30/09

Contracted	Quantity

Drivers	14
Security Services	138
Janitorial and receptionist services	66

Total	218

Marketletter – September 2009
Eletropar

Balance Sheet for the period ended on September 30
(R$ thousand)

Assets	2009	2008

Current Assets
Cash and banks	28,696	24,619

Remuneração dos investimentos	5,019	695

Ativos fiscais a compensar	910	6,779
Créditos diversos	686	690
Outros	287	123

	35,598	32,906

Non-current assets
Eletronet/Assignor Companies	0	3,220
Marketable securities	1	1

	1	3,221

Investments	84,024	93,649

Property, plant and equipment
Móveis e utensílios	186	164
(-) Accumulated depreciation	(147)	(138)

	39	26

Intangible	1	0

	84,064	96,896

TOTAL ASSETS	119,663	129,802

	2009	2008

LIABILITIES AND STOCKHOLDERS EQUITY
CURRENT LIABILITIES
Shareholders remuneration	801	690
Payable accounts - Eletrobrás	454	291
Tax obligations	42	48
Estimated obligations	11	15
Other	63	68

	1,371	1,112

NON-CURRENT LIABILITIES
Obrigações com empresas cedentes	0	1
Eletronet - Adiantamento Empresas Cedentes	0	686

	0	687

STOCKHOLDERS EQUITY
Social Capital	55,769	55,769
Income reserve	533	0
Accured losses	(295)	9,949
	56,007	65,718
Advance Payment for Capital Increase	62,285	62,285

	118,292	128,003

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	119,663	129,802

Statement of Income for the period ended on September 30
(R$ thousand)

	2009	2008

Operating Revenues
Dividends	14,735	11,104
Interest on own capital	0	1,375
Equity participation	4,296	0

	19,031	12,479

Operating Expenses
Personnel/fees	1,961	1,333
Materials and Products	65	50
Traveling expenses, transportation, training	34	40
Third party services	327	300
Publicity	297	184
Taxes and contributions	114	127
Rent, Condominium Installments and Municipal Taxes	47	47
Operacional provision	7,454	0
Equity participacion variation - loss	226	0
Other	63	56

	10,588	2,137

OPERATING RESULT BEFORE FINANCING RESULT	8,443	10,342

FINANCIAL REVENUES (EXPENSES)
Financing revenues	2,039	1,560
Financing expenses	(438)	(1,941)
FINANCIAL RESULT	1,601	(381)
OPERATING RESULT	10,044	9,961
Other expenses	0	(12)

FINAL RESULT	10,044	9,949

Marketletter – September 2009	Results from Distribution
Companies

The table below represents the main indices of the distribution companies in nine months:

			Total		Total		Debt		Net		Return		Ebitda
	Current		Liquidity		Debt		Equity		Profit		on		/ Share
	Ratio		Ratio (1)		Ratio (2)		Ratio		Margin (3)		Equity

	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Boa Vista	0.583	0.735	0.572	0.906	0.866	0.614	6.436	1.592	(0.260)	(0.300)	(0.767)	(0.322)	(0.092848)	(0.109020)
Amazonas	0.718	0.784	0.616	0.519	0.924	0.959	12.100	23.176	(0.550)	(0.610)	(1.291)	(3.448)	(0.106899)	(0.022034)
Ceal	1.312	1.253	0.719	0.654	0.846	0.914	5.489	10.562	0.001	(0.069)	0.002	(0.496)	0.138755	0.137057
Cepisa	0.986	1.094	0.385	0.398	1.397	1.348	(3.518)	(3.872)	(0.085)	(0.123)	0.132	0.223	0.000733	0.000745
Ceron	1.305	0.801	0.462	0.463	1.134	1.213	(8.469)	(5.692)	(0.024)	(0.196)	0.104	0.628	0.000038	(0.000003)
Eletroacre	1.349	1.405	0.418	0.878	0.782	0.634	3.577	1.736	0.044	(0.098)	0.070	(0.156)	0.000510	0.000242

(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)
(2) (Current liabilities + Non-current liabilities) / Total assets
(3) Net income / Net operational revenues

R$ million

	Net Operating		Result of		Income/ Loss for		EBITDA		EBITDA
Company	Revenue		Service		the period				Margin

	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Boa Vista	102.12	79.65	(28.48)	(32.34)	(26.56)	(23.86)	(25.01)	(29.37)	(24.49%)	(36.87%)
Amazonas	772.69	705.47	(341.30)	(131.18)	(424.81)	(430.33)	(254.59)	(52.48)	(32.95%)	(7.44%)
Ceron	435.51	359.37	6.55	(16.20)	(10.57)	(70.55)	24.47	(1.66)	5.62%	(0.46%)
Eletroacre	143.84	110.29	15.64	4.34	6.40	(10.79)	27.10	12.84	18.84%	11.65%
Ceal	476.33	447.62	25.59	27.31	0.30	(30.73)	49.03	48.43	10.29%	10.82%
Cepisa	433.73	389.34	19.22	19.54	(36.92)	(47.86)	19.22	19.54	4.43%	5.02%

Marketletter – September 2009	Boa
Vista

Balance Sheet for the period ended on September 30 (R$ thousand)

Assets	2009	2008

Current Assets
Cash and banks	2,414	2,183
Open-market applications	298	1,955
Consumers and Concessionaire	171,562	128,382
Provision for credits of questionable liquidation	(110,174)	(90,286)
Debtors	10,088	9,195
Others Credits	2,874	2,187
Stored materials	1,788	1,709
Expenses paid in advance	609	550

	79,459	55,875

Non- Current Assets
Long-term asset
Other credits	1,361	907
Consumers and concessionaire	10,518	14,153
ICMS tax to recover	36,242	35,729

	48,121	50,789

Property, plant and equipment	128,734	84,003

Intangible	1,209	1,093

	178,064	135,885

Total Assets	257,523	191,760

Liabilities and Stockholders’ Equity	2009	2008

Current Liabilities
Payment-roll	568	493
Regulatory taxes	1,122	951
Taxes and social contributions	1,781	1,469
Suppliers	104,344	54,086
Loans and Financing	9,012	6,168
Other payable accounts	5,175	889
Research and Development	2,263	5,882
Estimated obligations	5,855	4,886
Provisions	6,242	1,228

	136,362	76,052

Non-Current Liabilities
Other payable accounts	47,328	0
Loans and Financing	39,199	41,734

	86,527	41,734

	222,889	117,786

Stockholders’ Equity
Social Capital	320,743	320,743
Accrued losses	(286,109)	(246,769)

	34,634	73,974

Total Liabilities and Stockholders’ Equity	257,523	191,760

Statement of Income for the period ended on September 30
(R$ thousand)

	2009	2008

Operating Revenue
Supply of electric energy	126,163	105,215
Gross supply of electric energy	4,116	3,389
Use of distribution grid	9,643	0
Electric energy traded at CCEE	0	0
Other operating revenues	2,090	2,623

	142,012	111,227

Deductions to Operating Revenue
ICMS on the sale of energy	(21,522)	(17,119)
Social contribution - PIS/PASEP	(2,342)	(1,835)
Social contribution - COFINS	(10,786)	(8,453)
Service tax - ISS	(37)	(45)
Global Reversion Reserve	(1,647)	(1,303)
Charge on Fuel consumption account - CCC	(2,539)	(2,042)
Charge on Research and Development	(1,020)	(778)

	(39,893)	(31,575)

Net Operating Revenue	102,119	79,652

Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	(61,466)	(49,072)

	(61,466)	(49,072)

Cost of operation
Personnel	(14,593)	(13,600)
Material	(231)	(67)
Third party services	(848)	(831)
Depreciation and amortization	(3,473)	(2,972)
Others	172	(56)

	(18,973)	(17,526)

	(80,439)	(66,598)

Gross operating income	21,680	13,054

Operating expenses
Sales expenses	(24,583)	(26,603)
General and administrative expense	(20,098)	(18,377)
Other operating expenses	(5,481)	(411)

	(50,162)	(45,391)

Result of Service	(28,482)	(32,337)

Financing result
Income from financial applications	58	16
Monetary variation – asset	12,158	19,965
Monetary variation – liability	(4,884)	(5,540)
Debt charges	(4,617)	(4,240)
Others	(791)	(449)

	1,924	9,752

Operating result	(26,558)	(22,585)

Non-operating result	0	(1,271)

Loss before income tex	(26,558)	(23,856)

Loss for the period	(26,558)	(23,856)

Loss per share - R$	(0.08)	(0.07)

			R$ million

EBITDA		EBITDA Margin

3rd qrt/09	9 month/09	3rd qrt/09	9 month/09

(8.23)	(25.01)	(24.13%)	(24.49%)

Market Data

Electric energy purchased for resale

	3rd qrt/09	9 month/09

MWh	153,632	445,590
R$ million	32,530	93,633

Energy sold

	3rd qrt/09		9 month/09

Class	R$ million	MWh	R$ million	MWh

State utilities	8.11	20,893	23.80	60,305
Industrial	1.52	3,312	4.63	10,073
Residential	22.62	51,273	68.06	154,231
Commercial	10.96	23,992	32.88	71,919
Other	1.90	7,062	5.75	21,499

Total	45.11	106,532	135.12	318,020

Losses - %

3rd qrt/09		9 month/09

Technical	Commercial	Technical	Commercial

8.08	12.17	8.08	8.95

DEC- Duration of interruptions - in hours

3rd qrt/09	9 month/09

1.95	6.61

FEC – Frequency of interruptions – Number of outages

3rd qrt/09	9 month/09

4.93	16.66

TMA – Average response time – in minutes

3rd qrt/09	9 month/09

48.78	44.23

Extension of distribution lines (km) – 09/30/09

km	Voltage (kV)

1,037.597	127V ou 220V
921.835	13.8kV
70.28	69kV

Average tariff – R$/MWh

3rd qrt/09	9 month/09

376.27	377.97

Main Investments - R$ million

Project	3rd qrt/09	9 month/09

Distribuition	1.48	4.18

Maintenance of energy distribution system	1.01	2.46
Maintenance of energy distribution and commercialization system	0.47	1.72

Others	0.74	1.69

Maintenance of assets and property	0.10	0.23
Maintenance of vehicles and machinery	0.65	1.46

Total	2.22	5.88

Loans and Financing – R$ million

Creditor	Balance on 09/30/09	Date Due	Currency

Eletrobrás – RES 0676/03	8.48	30.04.2015	R$

Eletrobrás – ECF 1554/97	7.54	30.04.2015	R$

Eletrobrás – RES 0898/03	1.70	30.05.2015	R$

Eletrobrás – RES 2516/05	0.31	30.10.2014	R$

Eletrobrás – RES 2554/05	0.24	30.10.2014	R$

Eletronorte	29.93	30.11.2013	R$

Contract obligations on 09/30/09 – R$ million

Loans and Financing	2009	2010	2011	2012	2013	2014	After 2014

Eletrobrás		2.92	2.64	2.90	3.19	3.52	3.11

Eletronorte	1.47	6.25	6.90	7.63	7.69	-	-

Energy Purchase Agreement	2009	2010	2011	2012	2013	2014	2015 to 2018

MWh	577,380	612,020	645,979	737,715	774,327	806,008	3,541,831

R$ million	120.70	140.74	163.4	205.26	237.90	271.37	1,528.42

Default – more than 120 days – on 09/30/09

Class	R$ million

Industrial	0.09
Residential	0.99
Commercial	0.41
Other	115.13

Total	116.62

Number of employees – on 09/30/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

113	63	-	35	51	17	279

Department	Number of employees

Field	134
Administrative	145

Complementary work force – 09/30/09

Other

04

Marketletter – September 2009	Amazonas
Energia

Balance Sheet for the period ended on September 30
(R$ thousand)

Assets	2009	2008
		(reclassified)

Current Assets
Cash and banks	16,031	43,779
Open-market applications	24,905	181,459
Consumers and concessionaires	530,418	413,638
Provision for credits of questionable liquidation	(193,166)	(173,955)
Debtors	57,737	50,707
Stored materials	78,855	50,493
Regulatory assets	319,347	248,276
Refunding of fuel	270,633	0
Expenses paid in advance	2,048	2,634
Deposits linked to legal suits	235	204
Other credits	10,317	9,920

	1,117,360	827,155

Non-Current Assets
Associated, Subsidiaries, Holding co,	456	563
Taxes and social contributions to compensate	1,274,636	634,186
Deposits linked to legal suits	48,540	29,080
Regulatory taxes	10,690	8,940

	1,334,322	672,769

Investment	7,670	7,670
Property, plant and equipment	1,839,731	1,502,428
Intangible	12,944	6,993

	1,860,345	1,517,091

Total Assets	4,312,027	3,017,015

Liabilities and Stockholders’ Equity	2009	2008
		(reclassified)

Current Liabilities
Suppliers	1,004,302	529,971
Payment-roll	3,705	3,168
Debt charges	699	760
Loans and Financing	235,253	100,570
Regulatory taxes	6,757	7,758
Taxes and social contributions	53,939	52,144
Estimated obligations	25,745	20,834
Provisions for Contingencies	128,763	131,874
Regulatory liabilities	4,406	53,337
Installments	67,517	26,850
Other payable accounts	25,553	128,066

	1,556,639	1,055,332

Non-Current Liabilities
Loans and financing	1,439,570	940,159
Fuel consumption account - CCC	804,189	836,573
Taxes and social contributions	0	8,441
Installments	163,656	51,714
Others	18,817	0

	2,426,232	1,836,887

Stockholders’ Equity
Social Capital	2,381,558	2,381,558
Accumulated losses	(2,052,402)	(2,256,762)

	329,156	124,796

Total Liabilities and Stockholders’ Equity	4,312,027	3,017,015

Statement of Income for the period ended on September 30
(R$ thousand)

	2009	2008
		(reclassified)

Operating Revenue
Supply of electric energy	575,076	833,167
Gross supply of electric energy	398,529	3,058
Revenue of use of electric energy	159,279	130,119
Other operating revenues	8,678	8,176

	1,141,562	974,520

Deductions to Operating Revenue
Charge fuel comsuption account - CCC	(17,683)	(29,642)
Global Reversion Reserve	(26,092)	(21,445)
Charge Research and Development and Energetic Efficiency Project	(7,709)	(6,929)
Tax and social contributions	(317,391)	(211,031)

	(368,875)	(269,047)

Net operating revenue	772,687	705,473

Operating expense
Personnel	(168,837)	(138,609)
Material	(22,333)	(15,379)
Third party services	(121,153)	(90,158)
Fuel for production of electric energy	(1,124,543)	(1,008,718)
Expense recuperation – Fuel purchased	853,232	797,008
Financial compensation for use of hydro resources	(5,760)	(4,890)
Electric energy purchased for resale	(378,400)	(311,066)
Depreciation and amortization	(86,716)	(78,703)
Provision/operacional provision reversion	(44,293)	(21,359)
Rentals	(89,709)	(27,854)
Others	74,522	63,076

	(1,113,990)	(836,652)

Result of Service	(341,303)	(131,179)

Financial Revenue (Expense)
Arrears on energy sold	18,758	12,363
Monetary variation – asset	2,248	12,941
Monetary variation – liability	(25)	(15,119)
Debt charges	(111,709)	(67,167)
Others	6,115	22,509

	(84,613)	(34,473)

Operating Result	(425,916)	(165,652)

Other revenues (expenses)	1,102	(264,677)

Loss before income tax and social contribution	(424,814)	(430,329)

Loss for the period	(424,814)	(430,329)

Loss per share – R$	(0.24)	(0.25)

			R$ million

EBITDA		EBITDA Margin

3rd qrt/09	9 month/09	3rd qrt/09	9 month/09

77.52	(254.59)	27.52%	(32.95%)

Market Data

Energy generated

	Installed	Energy generated – MWh		Beginning	End

Plant	Capacity - MW	3rd qrt/09	3rd qrt/09	operation	concession

PARINTINS	25.8	22,276,58	59,560.39	23/12/1965	Undefined
ITACOATIARA	34.3	26,149.55	70,521.53	03/09/1966	Undefined
MANACAPURU	17.7	25,261.56	68,918.31	28/01/1967	Undefined
BARREIRINHA	3.7	1,858.44	5,305.21	13/06/1967	Undefined
COARI	21.6	15,947.35	45,738.11	29/09/1967	Undefined
MAUÉS	11.0	7,266.28	19,934.24	13/12/1967	Undefined
HUMAITÁ	8.9	9,099.75	25,356.60	22/07/2968	Undefined
URUCARÁ	5.5	2,549.48	7,097.55	17/06/1968	Undefined
BENJAMIN CONSTANT	7.3	4,102.06	11,612.86	25/08/1968	Undefined
TEFÉ	19.2	13,965.72	38,666.35	30/08/1968	Undefined
MANICORÉ	6.5	5,504.77	14,971.81	15/05/1969	Undefined
AUTAZES	3.6	3,930.17	10,627.95	20/06/1969	Undefined
CODAJÁS	6.7	3,791.37	10,655.85	19/09/1969	Undefined
EIRUNEPÉ	10.0	4,282.45	12,480.18	26/09/1969	Undefined
NOVA OLINDA DO NORTE	5.9	4,073.28	11,153.15	15/10/1969	Undefined
ATALAIA DO NORTE	1.5	1,149.06	3,311.75	04/03/1970	Undefined
BARCELOS	4.8	3,077.46	8,846.92	21/07/1970	Undefined
LÁBREA	6.9	5,088.42	14,090.77	17/08/1970	Undefined
SÃO PAULO DE OLIVENÇA	3.7	1,967.85	5,466.48	05/01/1971	Undefined
SANTO ANTÔNIO DO IÇÁ	3.1	2,432.60	6,874.71	06/01/1971	Undefined
CARAUARI	6.4	3,998.16	11,293.51	07/01/1971	Undefined
FONTE BOA	4.4	3,145.24	8,821.75	07/01/1971	Undefined
BOCA DO ACRE	7.9	6,051.11	17,099.85	22/02/1971	Undefined
SÃO GABRIEL DA CACHOEIRA	10.8	6,072.31	17,718.31	11/03/1971	Undefined
ITAPIRANGA	3.1	1,517.48	4,312.60	12/10/1971	Undefined
ANORI	4.3	2,106.85	6,179.86	13/10/1971	Undefined
SILVES	2.6	1,001.09	2,782.00	13/10/1971	Undefined
AUGUSTO MONTENEGRO	0.4	91.28	274.00	13/10/1971	Undefined
NHAMUNDÁ	2.5	1,889.70	5,169.03	06/11/1971	Undefined
TABATINGA	15.3	1,167.97	32,277.60	06/11/1971	Undefined
NOVO ARIPUANÃ	5.3	3,209.78	9,023.47	01/06/1972	Undefined
BORBA	7.0	3,798.94	10,525.67	01/05/1972	Undefined
SANTA ISABEL DO RIO NEGRO	2.2	1,394.64	3,965.03	26/10/1972	Undefined
JUTA¥	3.2	2,176.42	6,234.29	01/05/1972	Undefined
NOVO AIRÃO	4.0	2,435.05	6,873.16	08/07/1973	Undefined
IPIXUNA	2.7	1,094.56	3,154.68	25/07/1973	Undefined
ENVIRA	3.9	1,745.15	4,984.98	31/08/1973	Undefined
CUCU¥	0.6	187.32	542.86	15/10/1973	Undefined
JAPURÁ	0.2	61.66	205.92	25/10/1973	Undefined
MARAÃ	2.3	1,384.28	3,859.15	25/10/1973	Undefined
JURUÁ	2.0	885.99	2,542.66	23/10/1973	Undefined
TAPAUÁ	3.8	2,298.65	6,523.93	15/12/1973	Undefined
CANUTAMA	2.1	1,233.43	3,419.63	18/12/1973	Undefined
PAUINI	2.4	1,349.42	3,736.62	09/09/1974	Undefined
CAREIRO	2.1	1,703.10	4,836.89	11/09/1974	Undefined
AMATURÁ	1.0	887.05	2,195.95	04/11/1974	Undefined
ESTIRÃO DO EQUADOR	0.4	110.86	327.07	20/12/1974	Undefined
PALMEIRAS	0.4	91.38	271.98	23/12/1974	Undefined
IPIRANGA	0.4	126.28	360.75	01/01/1975	Undefined
VILA BITTENCOURT	0.4	150.04	467.89	24/12/1975	Undefined
IAUARETÊ	0.9	314.97	906.37	01/04/1975	Undefined
SÃO SEBASTIÃO DO UATUMÃ	2.3	1,453.35	3,950.08	01/04/1975	Undefined
TONANTINS	2.4	1,631.58	4,686.09	01/04/1975	Undefined
ALVARÃES	2.2	1,423.91	4,079.15	05/05/1975	Undefined
BERURI	2.2	2,005.64	5,643.78	24/12/1975	Undefined
CAAPIRANGA	1.8	1,145.06	3,075.23	20/01/1975	Undefined
UARINI	2.0	1,268.03	3,566.33	04/02/1976	Undefined
URUCURITUBA	4.0	1,497.88	4,157.54	20/01/1975	Undefined
PEDRAS	0.6	212.46	577.50	15/08/12976	Undefined
ANAMÃ	1.7	914.80	2,552.66	01/01/1976	Undefined
ITAMARATI	2.2	900.07	2,548.77	20/02/1976	Undefined
CASTANHO	12.1	6,823.21	19,452.86	20/12/1979	Undefined

RIO PRETO DA EVA	2.4	3,121.81	8,657.07	10/06/2004	Undefined
LIMOEIRO	2.1	744.03	2,093.68	12/11/1982	Undefined
BOA VISTA DO RAMOS	3.0	1,592.80	4,384.99	11/03/1986	Undefined
MANAQUIRI	1.8	1,823.61	4,762.93	19/06/1984	Undefined
CAVIANA	0.4	177.93	498.82	14/07/1986	Undefined
CAMPINAS	0.4	140.42	410.08	15/07/1986	Undefined
CAIAMBÉ	0.5	295.37	886.12	02/08/1976	Undefined
MURITUBA	0.2	65.12	211.53	04/08/1986	Undefined
APU¥	5.4	3,330.01	9,143.49	25/09/1986	Undefined
MOCAMBO	0.9	228.40	654.56	06/03/1’987	Undefined
BELÉM DO SOLIMÕES	0.7	289.37	804.85	12/03/1987	Undefined
ITAPEAÇÚ	0.9	302.02	836.11	06/03/1987	Undefined
CABOR¥	0.8	225.00	576.31	02/09/1992	Undefined
CAMETÁ	0.6	233.33	689.06	28/09/1992	Undefined
SACAMBÚ	0.4	148.21	473.18	23/12/1992	Undefined
NOVO REMANSO	1.7	1,566.31	4,227.69	16/08/1998	Undefined
TUIUÉ	0.7	165.88	452.41	05/09/1998	Undefined
JACARÉ	0.4	187.88	549.63	23/08/1998	Undefined
NOVO CÉU	0.9	522.62	1.796.73	26/08/1998	Undefined
ZÉ AÇÚ	0.2	72.41	205.84	24/09/1998	Undefined
VILA AMAZÔNIA	0.7	239.33	660.49	24/09/1998	Undefined
AXINIM	0.4	251.26	666.27	01/10/1998	Undefined
VILA URUCURITUBA	0.4	108.88	367.60	15/05/1999	Undefined
ARARA	0.2	124.84	365.88	14/04/2000	Undefined
FEIJOAL	0.7	221.26	554.65	18/02/2000	Undefined
LINDOIA	0.5	441.28	1,208.10	01/07/2000	Undefined
MOURA	0.7	115.55	371.32	14/04/2004	Undefined
BETÂNIA	0.2	211.81	517.38	17/07/2006	Undefined
VILA DE MATUP¥	0.9	718.16	1,968.02	10/08/2006	Undefined
SANTA RITA WELL	0.9	251.88	721.00	26/11/2006	Undefined
PARAUÁ	0.3	143.04	419.51	13/09/2003	Undefined
UHE Balbina	250.0	381,800.00	1,312,971.25	01/1989	01/03/2027
UTE Aparecida	192.0	125,426.22	228,802.37	02/1984	Undefined
UTE Mauá	467.6	515,916.58	1,195,561.17	04/1973	Undefined
UTE Electron(*)	120.0	0	0	06/2005	Undefined

UT CO**	17.6	9,221.96	15,604.78	13/08/2008	Undefined

UT AS**	41.6	21,459.28	42,102.24	11/2/2008	Undefined

UT FO**	14.4	104,386.19	208,085.64	16/08/2008	Undefined

Total	1,478.5	1,423,000.34	3,739,630.85

* Unit belongs to Eletronorte.

Electric energy purchased for resale

	3rd qrt/09	9 month/09

MWh	646,551.879	1,791,166.096
R$ million	123	378

Energy sold

	3rd qrt/09		9 month/09

Distribution	R$ million	MWh	R$ million	MWh

Residencial	117.8	315,275	319.2	860,679
Industrial	131.9	371,868	371.1	1,063,924
Commercial	93.7	223,260	259.5	613,570
Rural	2.2	9,069	6.2	25,189
Government	42.4	107,476	115.8	287,720
Public illumination	6.1	28,333	18.2	83,937
Public Service	13.5	45,146	41.1	135,773

Total	407.6	1,100,427	1,131.1	3,070,792

Fuel for production of electric energy

		3rd qrt/09		9 month/09

Type	Metric unit	Quantity	R$ million	Quantity	R$ million

OÓil	Thousands liters	394,596.00	435	1,035,896.00	1,125

Losses - %

3rd qrt/09		9 month/09

Technical	Commercial	Technical	Commercial

2.03	43.60	1.90	41.14

Extension of transmission line – 09/30/09

		Tension	Extension	Date of
Item	Line	level Kv	Km	energization

1	MNSJ-LT4-01	69.0	7,337	4-feb-01

2	MNMU-LT4-01	69.0	11,932	13-oct-91

3	MNDI-LT4-01	69.0	4,684	13-oct-91

4	MNDI-LT4-02	69.0	4,684	11-nov-06

5	MNVO-LT4-01	69.0	1,160	13-oct-91

6	MNVO-LT4-02	69.0	1,160	13-oct-91

7	MNCC-LT4-01	69.0	5,796	26-jul-92

8	MNSG-LT4-01	69.0	6,418	28-sep-97

9	MNSG-LT4-02	69.0	7,230	12-oct-97

10	MNFL-LT4-01	69.0	4,438	11-feb-89

11	MNFL-LT4-02	69.0	4,494	18-nov-01

12	MNFL-LT4-03	69.0	4,842	2-dec-07

13	MNCD-LT4-01	69.0	7,463	1-jan-96

14	MNSO-LT4-01	69.0	9,516	19-mar-05

15	FLRE-LT04-01	69.0	1,466	30-nov-08

16	REPN-LT04-01	69.0	4,515	30-nov-08

17	FLPN-LT4-01	69.0	5,993	2-dec-07

18	ADPN-LT4-01	69.0	8,663	15-jul-83

19	ADSG-LT4-01	69.0	3,788	2-feb-97

20	ADCC-LT4-01	69.0	3,994	23-mar-05

21	ADEP-LI4-01	69.0	0,153	23-nov-99

22	MUDI-LT4-01	69.0	7,637	30-abr-77

23	MUDI-LT4-02	69.0	5,541	12-abr-99

24	MUDD-LT4-01	69.0	4,122	29-nov-97

25	MUDD-LT4-02	69.0	4,107	7-mar-04

26	MUCC-LT4-01	69.0	9,388	6-feb-05

27	MUCD-LT4-01	69.0	17,194	20-ago-06

28	MUMG-LT4-01	69.0	0,533	22-feb-04

29	MUEP-LI4-01	69.0	0,200	7-mar-04

30	MGSJ-LT4-01	69.0	8,882	9-mar-04

31	MGCE-LI4-01	69.0	6,058	9-jul-04

32	MUMG-LT4-02	69.0	0,226	29-feb-04

33	ETMU-LT4-01	69.0	0,358	1-jan-81

34	DICE-LT4-01	69.0	2,065	17-mar-96

35	DDCC-LT4-01	69.0	7,428	29-nov-97

36	SGCC-LT4-01	69.0	4,005	2-feb-97

37	SOSV-LT4-01	69.0	5,326	19-mar-05

38	PSIB-LI4-01	69.0	18,048	17-jun-06

		Tension	Extension	Date of
Item	Line	level Kv	Km	energization

1	BACR-LT6-01	230.0	158,513	6-nov-06

2	MNCR-LT6-01	230.0	22,704	6-nov-06

3	RTFG-LI6-01	230.0	0.129	13-sep 98

4	BAMN-LT6-02	230.0	180,344	9-may-89

5	BABA-LT6-01	230.0	0.590	20-feb-89

6	BABA-LT6-02	230,0	0,635	15-mar-89

7	BABA-LT6-03	230.0	0.635	24-apr-89

8	BABA-LT6-04	230.0	0.680	13-sep-89

9	BABA-LT6-05	230.0	0.680	24-jul-89

DEC- Duration of interruptions - in hours

Capital

3rd qrt/09	9 month/09

18.95	34.36

Interior

3rd qrt/09	9 month/09

30.23	71.87

Global – Manaus Energia (capital and interior)

3rd qrt/09	9 month/09

22.78	46.99

FEC – Frequency of interruptions – Number of outages

Capital

3rd qrt/09	9 month/09

9.81	21.85

Interior

3rd qrt/09	9 month/09

28.92	73.28

Global – Manaus Energia (capital and interior)

3rd qrt/09	9 month/09

16.29	39.17

TMA – Average response time – in minutes

Capital

3rd qrt/09	9 month/09

318.84	208.63

Interior

3rd qrt/09	9 month/09

162.54	194.96

Global – Manaus Energia (capital and interior)

3rd qrt/09	9 month/09

276.96	205.16

Average tariff – R$/MWh

3rd qrt/09	9 month/09

370.61	368.46

Main investments - R$ million

Project	3rd qrt/09	9 month/09

Distribution	60.9	133.9
Generation	8.7	16.2
Others	2.3	6.9

Total	71.9	157.0

Loans and Financing – R$ million

Creditor	09/30/09	Due date	Currency

Eletrobrás	1,675	03/2021	REAL

Contract obligations on 09/30/09 – R$ million

Loans and	2009	2010	2011	2012	2013	2014	After 2014

Financing	299	283	278	250	242	323

Energy Purchase Agreement

	2009	2010	2011	2012	2013	2014

MWh	2,453,619.93	2,867,658.85	2,867,658.85	2,889,784.15	2,893,450.91	2,908,322.22

R$	833,632,246.49	954,178,725.62	1,042,694,270.55	1,094,012,775.91	1,143,620,777.61	1,200,978,230.32

Default – more than 120 days – on 09/30/09 – R$ million

Class	Total

Industrial	55,932,784
Residencial	103,961,480
Commercial	31,057,499
Other	38,127,669

Total	229,079,432

Number of employees – 09/30/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

930	73	326	298	459	216	2,302

Department	Number of employees

Field	1,923
Administrative	379

Complementary work force – 09/30/09

Contracted	Other

1,814	21

Marketletter – September 2009
Ceron

Balance Sheet for the period ended on September 30
(R$ thousand)

Assets	2009	2008

Current Assets
Cash and banks	15,028	3,029
Open-market applications	53,306	1,891
Light for All Project – related funds	29	2
Consumers	184,734	156,828
Electric energy credits in installments	28,428	26,296
Debtors	1,414	1,218
(-) Provision for credits of questionable liquidation	(75,019)	(71,606)
Services in course	7,279	9,066
Taxes to compensate	6,203	5,408
Fuel purchase - CCC	21,814	967
Stored materials	6,639	7,867
Low-income social tariff	1,251	3,106
Compensation account of the variation of values of items of Part “A” - CVA	15,215	0
Expenses paid in advance	5,739	2,353
Sales/Expenses to be reimbursed	1,403	1,141
Other credits	5,692	4,452

	279,155	152,018

Non-Current Assets
Consumers	11,221	13,062
Electric energy credits in installments	63,654	77,897
Collaterals and linked deposits	9,120	16,086
Credits to recover	8,105	5,539
Goods for sale	9,758	15,200
Expenses paid in advance	12,543	14,551
Other credits	2,567	1,771
Investments	1,836	1,836
Property, plant and equipment - net	358,485	228,928

	477,289	374,870

Total Assets	756,444	526,888

(R$ thousand)

Liabilities and Stockholders’ Equity	2009	2008

Current Liabilities
Suppliers	86,547	61,586
Pay-roll	1,025	848
Debt charges	0	3,006
Taxes and social contributions	17,822	17,854
Loans and financing	55,270	56,727
Estimated obligations	9,125	7,602
Compensation account of the variation of values of items of Part “A” - CVA	-	1,028
Fuel consumption account – CCC - resources	18,252	-
Regulatory taxes	12,689	21,644
CCC – Diesel reimbursement	1,519	5,916
Others	11,722	13,546

	213,971	189,757

Non-Current Liabilities
Suppliers	0	7,672
Loans and financing	426,647	361,965
Provision for Contingencies	15,431	12,956
Refund of ICMS to the CCC acount	36,503	46,655
Fuel consumption account - CCC - resources	14,254
Taxes and social contributions	3,706	1,434
Resources for capital increase - Eletronorte	135,994	0
Regulatory taxes	6,872	0
CCC – Refund of oil for specific uses	4,347	18,744

	643,754	449,426

Stockholders’ Equity (not covered)
Social Capital	362,732	362,732
Capital Reserves	48,133	47,592
Accrued losses	(1,232,296)	(1,240,687)

	(821,431)	(830,363)

Resources for capital increase	720,150	718,068

	(101,281)	(112,295)

Total Liabilities and Stockholders’ Equity	756,444	526,888

Statement of Income for the period ended on September 30
(R$ thousand)

	2009	2008

Operating Revenue

Supply of electric energy	594,603	489,987
Other revenues	3,901	3,826

	598,504	493,813

Deductions to Operating Revenue
ICMS tax	(92,962)	(76,879)
Social contribution - COFINS	(43,701)	(38,564)
Social contribution - PASEP-PIS	(9,496)	(8,375)
Global Reversion Reserve	(2,623)	(2,838)
ISS	(52)	16
Fuel consumption account - CCC	(9,886)	(4,147)
Energetic Efficiency Project - PEE	(2,139)	(1,607)
Research and Development	(2,139)	(2,053)
	(162,998)	(134,447)

Net Operating Revenue	435,506	359,366

Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(259,475)	(220,517)
Cost of operation
Personnel	(11,772)	(10,811)
Material	(2,047)	(3,285)
Third party services	(24,719)	(21,012)
Raw material for production of electric energy	(81,503)	(112,374)
Recovery of expenses – CCC	70,232	98,323
Depreciation/Amortization	(17,919)	(14,544)
Others	(623)	(1,123)
	(68,351)	(64,826)

Cost of third party services	(327,826)	(285,343)

Operating Income	107,680	74,023

Operating Expenses
Expenses with sales	(45,656)	(50,625)
Administrative and general expenses	(55,477)	(39,600)

	(101,133)	(90,225)

Result of Service	6,547	(16,202)

Operating Result
Other revenues	57	93
Other expenses	(82)	(110)

	(25)	(17)

Financial Revenues (Expenses)

Income from financial applications	823	141
Arrears on energy sold	17,755	13,454
Debt charges	(42,046)	(35,687)
Monetary variations	6,490	(19,779)
Others	(109)	(12,455)

Financing result	(17,087)	(54,326)

Net income for the period	(10,565)	(70,545)

			R$ million

EBITDA		EBITDA Margin

3rd qrt/09	9 month/09	3rd qrt/09	9 month/09

19.97	24.47	12.20%	5.62%

Market Data

Energy generated

Plant	Installed	Energy generated - MWh		Beginning	End

	Capacity - MW	3rd qrt/09	9 month/09	operation	concession

Rio Vermelho – Hydro	3.20	3,851	13,346	01/1987

Electric energy purchased for resale

	3rd qrt/09	9 month/09

Eletrobrás System

MWh	587,815	1,543,664
R$ milhões	63.67	167.90

Other

MWh	135,165	497,567
R$ milhões	26,16	91.57

Energy sold

	3rd qrt/09		9 month/09

Distribution	R$ million	MWh	R$ million	MWh

State utilities	9.95	32,887	28.58	96,830
Industrial	30.52	85,012	81.81	228,414
Residential	85.40	176,685	240.22	501,580
Commercial	51.37	109,146	143.94	310,735
Other	32.99	86898	93.08	249,342

Total	210.23	490,628	587.63	1,386,901

Fuel for production of electric energy

		3rd qrt/09		9 month/09

Type	Metric	Quantity	R$ million	Quantity	R$ million
	unit

Diesel	m3	16,023	30.27	47,932	93.59

Average Losses - %

3rd qrt/09	9 month/09

33.31	32.10

DEC- Duration of interruptions - in hours

3rd qrt/09	9 month/09

9.30	27.24

FEC – Frequency of interruptions – Number of outages

3rd qrt/09	9 month/09

10.17	33.54

TMA – Average response time – in minutes

3rd qrt/09	9 month/09

71.30	74.34

Extension of distribution lines (km) – 09/30/09

				Voltage (kV)

138kv	69kv	34.5kv	13.8kv Urb.	13.8kv Rural	Total

350	185	528	9,010	26,934	37,007

Average tariff – R$/MWh

3rd qrt/09	9 month/09

356.64	352.54

Main investments - R$ million

Project	3rd qrt/09	9 month/09

Maintenance of the distribution system	5.22	9.62
Maintenance of transmission system	0.85	0.97
Expansion of the Distribution System	2.28	5.76
Isolated system - energy	0.08	0.89
Modernization – Distribution and Comercialization System	1.31	3.24
Citizens’ Energy – Light for All	9.35	20.27
Expansion of the Transmission System	0.53	4.24
Infrastructure and suport	0.48	1.48

Total	20.10	46.47

Loans and Financing – R$ million

Creditor	Balance on 09/30/09	Due date	Currency

Eletrobrás	481.92	2021	REAL

Contract obligations on 09/30/09 – R$ million

Loans and	2010	2011	2012	2013	2014	After 2014

Financing	73.82	73.68	73.86	56.84	54.56	149.16

Energy Purchase Agreement	2009	2010	2011	2012	2013	2014	After 2014

MWh	2,791,239	3,158,560	3,412,597	3,650,695	3,801,435	3,997,435	23,052,053

R$	374.78	424.10	458.21	490.18	510.42	536.74	3,095.20

Average tariff – R$/MWh

3rd qrt/09	9 month/09

132.64	134.27

Default – more than 90 days – on 09/30/09

Class	R$ million

Industrial	6.02
Residential	2.53
Commercial	3.48
Other	68.65

Total	80.68

Number of employees – 09/30/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

266	02	46	55	269	107	745

Department	Number of employees

Field	367
Administrative	378

Complementary work force – 09/30/09

Contracted	Other (*)

1,057	07

(*) Employees from others companies of theEletrobrás System

Marketletter – September 2009
Eletroacre

Balance Sheet for the period ended on September 30
(R$ thousand)

Assets	2009	2008

Current Assets	95,779	76,647

Cash and banks	9,324	4,340
Open-market applications	1,687	13,848
Cash under way	1,523	1,546
Consumers	77,094	62,414
Provision for credits of questionable liquidation	(31,385)	(25,150)
Income to receive	896	898
Taxes to recover	3,770	2,630
Sales of assets and rights	1,734	1,734
Acquisition of fuel on account of Fuel consumption account - CCC	12,075	5,874
Low-income social tariff	870	1,233
Stored materials	3,261	2,409
Expenses paid in advance	8,247	0
Other credits	6,683	4,871

Non-Current Assets	321,376	112,041

Long-term assets	40,632	28,451

Taxes to recover	777	1,307
Affiliates, controlled and holding co’s	21,323	21,323
Debtors	12,367	0
Credits to receive	3,022	3,022
Provision for credits of questionable liquidation	(3,022)	(3,022)
Notes and Bonds	103	103
Legal deposits	5,598	5,254
Sales of assets and rights	204	204
Other credits	260	260

Investments	838	838

Property, plant and equipment	277,073	80,909

Intangible	2,833	1,843

Total Assets	417,155	188,688

(R$ thousand)

Liabilities and Stockholders’ Equity	2009	2008

Current Liabilities	70,980	54,541

Suppliers	32,844	22,770
Taxes and social contributions	7,779	4,730
Loans and financing	8,778	8,602
Estimated obligations	2,129	1,453
Regulatory Charges	620	719
F,N,D,C,T	99	385
M,M,E	177	208
Research and Development	3,075	2,401
Energetic Efficiency Project - PEE	7,907	6,109
Public lighting taxes collected	2,180	2,173
Provisions for contingencies	4,062	4,393
Other	1,330	598

Non-Current Liabilities	255,041	65,172

Long-term Liabilities	255,041	65,172

Suppliers	12,367	0
Loans and financing	32,782	32,426
Advance for capital increase	177,112	0
Fuel consumption account - CCC and Sales Taxes on Fuel	32,717	32,717
Other	63	29

Stockholders’ Equity	91,134	68,975

Social Capital	64,590	64,590
Capital Reserve	4,277	4,277
Resources for capital increase	146,668	141,855
Accumulated Results	(124,401)	(141,747)

Total Liabilities and Stockholders’ Equity	417,155	188,688

Statement of Income for the period ended on September 30
(R$ thousand)

	2009	2008

Operating Revenue	213,309	166,075

Supply of electric energy	195,065	149,460
Supply of electric energy	1,069	868
Availability of the transmission and distribution system	11,328	10,988
Other revenues	5,847	4,759

Deductions to Operating Revenue	(69,469)	(55,787)

ICMS tax	(42,940)	(33,563)
Social contribution - COFINS	(16,447)	(12,621)
Social contribution - PASEP-PIS	(3,571)	(2,740)
Global Reversion Reserve	(1,235)	(899)
Energetic Efficiency Project - PEE	(700)	(1,740)
Fuel consumption account - CCC	(3,845)	(3,685)
Research and Development	(731)	(539)

Net Operating Revenue	143,840	110,288

Cost of electric energy service	(99,556)	(89,106)

Cost with energy	(68,010)	(62,231)

Electric energy purchased for resale	(68,010)	(62,231)

Cost of operation	(31,546)	(26,875)

Personnel	(2,861)	(2,123)
Material	(157)	(248)
Third party services	(8,511)	(6,478)
Raw material for production of electric energy	(61,963)	(66,523)
Recovery of expenses – raw material consumed under Fuel consumption account - CCC/ Energetic
development account - CDE	55,118	59,223
Depreciation/Amortization	(11,466)	(8,503)
Credit losses of ICMS	(1,746)	(1,741)
Others	40	(482)

Operating Income	44,284	21,182

Operating Expenses	(28,648)	(25,523)

Expenses with sales	(18,807)	(17,473)
Administrative and general expenses	(9,841)	(8,050)

Result of Service	15,636	(4,341)

Financial Revenues (Expenses)	(6,498)	(6,078)

Penalties on contracts of purchased energy	260	736
Income from financial applications	309	1,155
Arrears on energy sold	349	369
Debt charges	(2,410)	(2,510)
Monetary variations	(3,376)	(4,211)
Others	(1,630)	(1,617)

Operating Result	9,138	(10,419)

Other revenues	9	441
Other expenses	(12)	(816)

Result before income tax and social contribution	9,135	(10,794)

Income tax and social contribution provision	(2,735)	0

Net income for the period	6,400	(10,794)

			R$ million

EBITDA		EBITDA Margin

3rd qrt/09	9 month/09	3rd qrt/09	9 month/09

10.16	27.10	20.07%	18.84%

Market Data

Electric energy purchased for resale

	3rd	9 month/09

MWh	217,335	612,776

Eletrobrás System	182,811	510,558
Other	34,524	102,218

R$ milhões	23.4	68

Eletrobrás System	16.4	49.3
Other	7	18,7

Energy sold

	3rd qrt/09		9 month/09

Distribution	R$ million	MWh	R$ million	MWh

State utilities	11.2	35,408	32.8	101,279
Industrial	3.0	8,729	8.6	23,629
Residential	21.7	67,563	65.8	196,302
Commercial	11.7	33,083	34.5	94,609
Other	2.2	12,332	6.5	36,054

Total	49.7	157,116	148.2	451,873

Fuel for production of electric energy

		3rd qrt/09		9 month/09

Type	Metric unit	Quantity	R$ million	Quantity	R$ million

Diesel	Litres	8,872,526	20.78	28,069,363	61.96

Losses - %

3rd qrt/09		9 month/09

Technical	Commercial	Technical	Commercial

12.71	15.43	12.71	13.99

DEC- Duration of interruptions - in hours

3rd qrt/09	9 month/09

14.27	33.07

FEC – Frequency of interruptions – Number of outages

3rd qrt/09	9 month/09

16.08	31.02

TMA – Average response time – in minutes

3rd qrt/09	9 month/09

251.18	170.06

Extension of distribution lines (km)

Tension
AT+BT urban	AT+BT rural
1,778	11,197

Average tariff – R$/MWh

3rd qrt/09	9 month/09

341.51	341.85

Main investments - R$ million

Project	3rd qrt/09	9 month/09

Distribution	18	39

Installation of urban distribution system	1	3
Luz para todos (Light for All)	16	34
Maintenance of energy distribution system	1	2
Maintenance of isolated system	-	-

Other	177	178

Expansion of the Transmission System	176	176
Maintenance of assets and property	-	0
Maintenance of vehicles and machinery	0	0
Maintenance of info assets	0	1

Total	195	216

Loans and Financing – R$ million

Creditor	Balance on 09/30/09	Due date	Currency

Eletrobras	41,6	As of 2010	R$

Loans and	2010	2011	2012	2013	2014	After 2014

Financing	10.5	8.5	6.5	4.3	4.1	7.5

Energy Purchase Agreement	2009	2010	2011	2012	2013	2014	After 2014

MWh	853,763	917,745	983,192	1,049,375	1,118,178	1,184,898	5,364,491

R$ million	108.00	114.40	114.45	122.16	130.17	137.93	624.48

Default – more than 120 days – on 09/30/09

Class	R$ million

Industrial	0.68
Residential	6.66
Commercial	3.08
Other	26.18

Total	36.59

Number of employees – 09/30/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total

98	2	0	17	61	92	270

Department	Number of
employees

Field	114
Administrative	156

Complementary work force – 09/30/09

Contracted	Other (*)

427	03

(*) Employees from others companies of the Eletrobrás System

Marketletter – September 2009
Ceal

Balance Sheet for the period ended on September 30 (R$ thousand)

	2009	2008

Assets
Current Assets
Cash and banks	12,734	16,182
Open-market applications	13,662	5,435
Consumers and concessionaires	380,999	410,559
Social tariff for low-income consumers	10,170	9,221
Debtors	4,680	2,742
(-) Provision for credits of questionable liquidation	(140,154)	(168,819)
Other credits	11,358	9,293
Taxes and social contributions to compensate	11,897	5,916
Stored materials	4,234	3,617
Program for reduction of electric energy consumption	4,466	4,499
Tariff charges	940	1,460
Non-regulated energy	8,986	8,986
Regulatory assets	40,686	39,434

	364,658	348,525

Non-Current Assets
Consumers	110,752	36,066
Taxes and social contributions to compensate	3,198	3,267
(-) Provision for credits of questionable liquidation	(3,405)	(12,747)
Collaterals and tied deposits	25,940	37,443
Regulatory assets	3,405	5,989
Others	8,105	9,257

	147,995	79,275

Investments	168	168
Property, plant and equipment - net	329,764	285,373
Intangible	790	414
Deferred	-	2,519

	478,717	367,749

Total Assets	843,375	716,274

(R$ thousand)

Liabilities	2009	2008

Current Liabilities
Suppliers	45,964	44,674
Payment-roll	13,711	3,947
Taxes and social contributions	64,773	83,616
Loans and financing	48,999	42,318
Provision for vacations and social charges	12,233	11,948
Provision for contingencies	32,496	29,330
Regulatory taxes	3,635	3,300
Social tariff for low-income consumers	625	625
Program for the reduction of electric energy consumption	2,410	2,417
Tariff charges	608	1,103
Program for energy efficiency	5,883	24,333
Regulatory liabilities	19,064	8,171
Others	27,609	22,282

	278,010	278,064

Non-Current Liabilities
Taxes and social contributions	17,326	19,411
Program for the reduction of electric energy consumption	24,103	0
Loans and financing	373,970	347,236
Other obligations	19,998	9,610

	435,397	376,257

Stockholders’ Equity
Social Capital	218,393	218,393
Accrued losses	(329,602)	(390,013)
	(111,209)	(171,620)
Resources for capital increase	241,177	233,573

	129,968	61,953

Total Liabilities	843,375	716,274

Statement of Income for the period ended on September 30
(R$ thousand)

	2009	2008

Operating Revenue
Supply and gross supply of electric energy	504,328	467,095
Social tariff for low-income consumers	47,773	37,985
Electric grid availability revenue	115,972	112,475
Other revenues	5,082	4,038

	673,155	621,593

Deductions to Operating Revenue
ICMS tax on sale of electric energy	(133,198)	(116,449)
Social contribution - COFINS	(31,441)	(31,862)
Social contribution - PASEP	(6,800)	(7,059)
Global Reversion Reserve	(3,302)	(2,122)
Consumer charge - Energetic Efficiency Project - PEE	(2,397)	(2,228)
Consumer charge - Energetic development account - CDE	(3,197)	(3,482)
Consumer charge - Fuel consumption account - CCC	(14,062)	(9,376)
Consumer charge –Research and Development	(2,366)	(1,328)
Others	(65)	(67)

	(196,828)	(173,973)

Net Operating Revenue	476,327	447,620

Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(198,419)	(180,833)
Charge on the use of transmission grid	(34,073)	(24,894)

	(232,492)	(205,727)

Cost of operation
Personnel	(78,167)	(55,206)
Material	(3,222)	(3,237)
Third party services	(17,458)	(14,327)
Depreciation and amortization	(23,433)	(21,120)
Others	(3,370)	(1,705)

	(125,650)	(95,595)

Total cost services rendered	(358,142)	(301,322)

Gross Income	118,185	146,298

Operating Expenses
Expenses with sales	(46,848)	(69,522)
Administrative and general expenses	(45,744)	(49,470)
	(92,592)	(118,992)
Result of Service	25,593	27,306
Other Revenues (Expenses)	(1,262)	(1,556)
Operating Result	24,331	25,750
Financing revenues (expenses)	(23,357)	(52,377)
Result before taxes	974	(26,627)
Provision for social contribution on net income	(278)	(1,170)
Provision for income tax	(398)	(2,928)

Net income (loss) for the period	298	(30,725)

Net income (loss) per share – R$	0.001	(0.087)

			R$ million

EBITDA		EBITDA Margin

3rd qrt/09	9 month/09	3rd qrt/09	9 month/09

(12.20)	49.03	(8.72%)	10.29%

Market Data

Electric energy purchased for resale

	3rd qrt/09	9 month/09

MWh	816,173	2,592,785

R$ million	61	198

Energy sold

	3rd qrt/09		9 month/09

Distribution	R$ million	MWh	R$ million	MWh

Residential	36	201,574	225	634,410
Industrial	21	94,616	59	261,670
Commercial	43	113,439	135	359,336
Rural	-1	14,894	15	106,772
Government	9	28,122	30	90,770
Public illumination	7	34,305	21	100,980
Public service	8	40,092	26	123,670

Total	123	527,042	511	1,677,608

Losses - %

3rd qrt/09		9 month/09

Technical	Commercial	Technical	Commercial

2.28	24.43	8.70	21.96

DEC- Duration of interruptions - in hours

3rd qrt/09	9 month/09

4.8942	15.3326

FEC – Frequency of interruptions – Number of outages

3rd qrt/09	9 month/09

3.4654	11.4673

TMA – Average response time – in minutes

3rd qrt/09	9 month/09

113	117

Average tariff – R$/MWh

3rd qrt/09	9 month/09

297.99	301.62

Main investments - R$ million

Project	3rd qrt/09	9 month/09

Distribution

Citizen energy	17	34
Northeastern region energy	12	32

Other	1	1

Total	30	67

Loans and Financing – R$ million

Creditor	Balance on 09/30/09	Due date	Currency

Eletrobrás	383	2019	REAL
Faceal	34	2015	REAL
BNDES	1	2013	REAL
BIC Bank	4	2010	REAL
Lloyds Bank	1	2024	DÓLAR

Contract obligations on 09/30/09 – R$ million

Loans and Financing	2009	2010	2011	2012	2013	2014	After 2014

Local currency	-	58	59	59	55	49	93

Foreign currency	1

Energy Purchase Agreement	2009	2010	2011	2012	2013	2014	After 2014

MWh	3,559,661	3,630,451	3,669,372	3,853,249	3,929,289	3,992,034	7,632,000

Average tariff	79.91	81.31	82.09	83.63	84.44	88.66	88.66

R$ million	284,452	295,192	301,219	322,247	331,789	353,934	676,653

Default – more than 90 days – on 09/30/09

Class	R$ million

Residential	7
Industrial	51
Commercial	13
Rural	27
Government	13
Public ilumination	13
Other	4

Total	128

Number of employees – 09/30/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

463	-	-	113	221	478	1.275

Department	Number of employees

Field	746
Administrative	529

Complementary work force – 09/30/09

Contracted	Other

1.275	37

Marketletter – September 2009
Cepisa

Balance Sheet for the period ended on September, 30
(R$ thousand)

Assets	2009	2008

Current Assets
Cash and banks	8,862	18,136
Open-market applications	18,879	39,136
Consumers	330,034	470,886
Electric energy credits - installments	67,529	32,993
Provision for credits of questionable liquidation	(174,046)	(311,334)
Non-managerial tariff values to compensate	27,132	697
Taxes to compensate	7,354	14,743
Low-income consumption – subsidies to receive	12,073	9,615
Stored materials	9,238	6,809
Other credits	6,968	5,942

	314,023	287,623

Non-Current Assets
Electric energy credits - installments	11,814	3,104
Taxes to compensate	3,538
Emergency program for reduction of electric energy consumption	178	178
Legal deposits	49,438	39,361
Others	127	127

	65,095	42,770

Investments	146	146
Property, plant and equipment	317,689	281,347
Intangible	7,202	3,152

	325,037	284,645

	390,132	327,415

Total Assets	704,155	615,038

	(R$ thousand)

Liabilities and Stockholders Equity	2009	2008

Current Liabilities
Suppliers	79,360	64,169
Payment-roll	12,059	4,756
Debt charges	311	928
Loans and financing	69,614	80,434
Regulatory taxes	31,918	28,579
Private security fund	8,509	7,101
Taxes and contributions	30,609	29,897
Program for tax recovery - REFIS	15,325	2,497
Estimated obligations	16,835	11,563
Provision for civil and labor contingencies	53,497	23,294
Other payable accounts	348	9,591

	318,385	262,809

Non-Current Liabilities
Free energy	20,961	18,748
Loans and financing	550,651	469,260
Private security fund	92,531	76,731
Rationing tax	743	744
Other payable accounts	536	924

	665,423	566,407

Stockholders Equity
Social Capital	375,023	375,023
Capital Reserves	31,536	31,536
Accumulated losses	(1,196,820)	(1,108,185)
	(790,261)	(701,626)

Resources for capital increase	510,608	487,448

	(279,653)	(214,178)

Total Liabilities and Stockholders Equity	704,155	615,038

Statement of Income for the period ended on September 30
(R$ thousand)

Operating Revenue	2009	2008

Supply of electric energy	595,433	552,011
Use of grid and short-term energy	23,716	23,213
Other revenues	9,458	6,394

	628,607	581,618

Deductions to Operating Revenue
Service tax - ICMS	(119,132)	(117,110)
Social contribution - COFINS	(47,738)	(44,203)
Social contribution - PIS/PASEP	(10,367)	(9,597)
Regulatory assets	0	(143)
Global Reversion Reserve	(2,695)	(2,869)
Consumer charge	(14,869)	(18,355)
ISS	(72)	0

	(194,873)	(192,277)

Net Operating Revenue	433,734	389,341

Cost with electric energy
Cost with electric energy	(187,642)	(180,471)
Cost with operation	(84,238)	(136,424)
Cost with third partiy service	0	(4)

	(271,880)	(316,899)

Gross Operating Result	161,853	72,442

Operating Expenses
Expenses with sales	(56,537)	(47,234)
Administrative and general expenses	(86,093)	(5,668)

	(142,630)	(52,902)

Result of service	19,223	19,540

Financial Revenues (Expenses)
Income from financial applications	1,715	1,812
Arrears – energy sold	10,256	6,942
Debt charges	(43,029)	(47,321)
Debt monetary variation	(19,421)	(11,258)
Other financial expenses	(4,154)	(18,671)

	(54,633)	(68,496)

Operating Result	(35,410)	(48,956)

Other result
Other revenue	8	1,588
Other expenses	(1,514)	(489)

	(1,506)	1,099

Loss for the period	(36,916)	(47,857)

Loss per share	(0.00141)	(0.00183)

			R$ million

EBITDA		EBITDA Margin

3rd qrt/09	9 month/09	3rd qrt/09	9 month/09

(20.28)	19.22	(13.16%)	4.43%

Market Data

Electric energy purchased for resale

	3rd qrt/09	9 month/09

MWh	871,744	2,401,569
R$ million	67.083	182.302

Energy sold

	3rd qrt/09		9 month/09

Distribution	R$ million	MWh	R$ million	MWh

State utilities	25.208	95,716	74.833	281,581
Industrial	12.461	57,406	36.146	164,990
Residential	76.418	199,600	221.598	574,337
Commercial	32.455	97,699	92.835	278,969
Other	5.014	21,011	13.603	54,654

Total	151.556	471,432	439.015	1,354,531

DEC- Duration of interruptions - in hours

3rd qrt/09	9 month/09

8.69	32.56

FEC – Frequency of interruptions – Number of outages

3rd qrt/09	9 month/09

6.82	23.93

TMA – Average response time – in minutes

3rd qrt/09	9 month/09

170	165

Extension of transmission lines (km) – 09/30/09

Voltage (kV)

13.8	34.5	69.0

141.0	2,345.9	2,119.1

Extension of distribution lines (km) – 09/30/09

AT + BT urban	AT + BT rural

12.647	29.893

Average tariff – R$/MWh

3rd qrt/09	9 month/09

321.48	323.89

Main Investments

Project	R$ million

Transmission	6.9
Light for all	14.6
Distribution	7.9
Other	3.9

Total	33.3

Loans and Financing – R$ million

Creditor	Balance on 09/30/09	Due date	Currency

ELETROBRAS	501.88	2017	IGPM/FINEL

CHESF	106.21	2009	IGPM

BB - renegotiation	3.61	2014	IGPM

BB - MORGAN	8.87	2024	DOLAR

Contract obligations on 09/30/09

Loans and	2009	2010	2011	2012	2013	2014	After 2014

Financing– R$ million	69.6	75.02	93.10	58.40	46.59	75.08	202.46

Energy	2009	2010	2011	2012	2013	2014	After 2014
Purcahse
Agreement

MWh	3,321,383	3,570,488	4,037,792	4,620,949	3,258,182	2,727,468	36,973,795

R$	256,253,656.36	287,640,359.85	347,831,591.43	468,605,624.29	416,558,586.43	351,434,306.13	4,764,073,442.88

Default – more than 120 days – on 09/30/09

Class	R$ million

Industrial	25.63
Residential	9.57
Commercial	14.48
Other	116.35

Total	166.03

Number of employees – 09/30/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

207	0	1	17	345	702	1,272

Department	Number of employees

Field	628
Administrative	644

Complementary work force – 09/30/09

Contracted	Other

1,117	4

(*) Employees from others companies of the Eletrobrás System

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.